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07024870

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSC Uralsvyazinform

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 1 0 2007
THOMSON FINANCIAL

FILE NO. 82- 04545 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/9/07

RECEIVED

2007 JUL -3 A 8:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-06
AR/S

Open Joint Stock Company
"Uralsvyazinform"

Consolidated Financial Statements

For the year ended December 31, 2006
with Independent Auditor's Report

OJSC "Uralsvyazinform"

Consolidated Financial Statements

For the year ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLC
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (495) 705-9700
7 (495) 755-9700
Fax: 7 (495) 755-9701
www.ey.com/russia

ООО «Эрнст энд Янг»
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (495) 705-9700
7 (495) 755-9700
Факс: 7 (495) 755-9701
ОКПО: 59002827

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "Uralsvyazinform"

We have audited the accompanying consolidated financial statements of Open Joint Stock Company "Uralsvyazinform" and its subsidiaries (hereinafter "the Company"), which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006, its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young LLC

June 18, 2007

OJSC "Uralsvyazinform"
Consolidated Balance Sheet
As of December 31, 2006
(in thousands of Russian Roubles)

	Notes	2006	2005 as restated (see Note 2)
ASSETS			
Non-current assets			
Property, plant and equipment	6	45,835,539	43,491,369
Intangible assets and goodwill	7	2,398,764	1,745,317
Investments in associates	11	418,808	417,056
Long-term investments	12	38,808	41,084
Long-term accounts receivable and other financial assets	13	276,860	396,618
Long-term advances given	14	253,859	449,785
Total non-current assets		49,222,638	46,541,229
Current assets			
Inventories	15	496,664	740,252
Accounts receivable	16	2,266,827	1,813,575
Prepaid income tax		238,788	103,043
Other current assets	17	1,379,833	2,774,891
Cash and cash equivalents	18	645,574	487,473
Total current assets		5,027,686	5,919,234
Assets of disposal group classified as held for sale	10	257,331	–
TOTAL ASSETS		54,507,655	52,460,463
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	20	8,749,303	8,749,303
Unrealized gain on available-for-sale investments		4,171	1,479
Retained earnings		11,409,502	11,318,740
Total equity attributable to equity holders of the parent		20,162,976	20,069,522
Minority interest		–	11,317
Total equity		20,162,976	20,080,839
Non-current liabilities			
Long-term borrowings	21	17,074,736	14,664,764
Long-term finance lease obligations	22	1,753,358	1,479,877
Pension liabilities	25	1,549,837	824,929
Deferred revenue		80,380	87,101
Deferred income tax liability	30	2,336,229	2,457,728
Other non-current liabilities		–	255,970
Total non-current liabilities		22,794,540	19,770,369
Current liabilities			
Accounts payable, accrued expenses and advances received	23	3,904,041	3,413,550
Payables to Rostelecom	35	48,494	153,388
Income tax payable		–	4,093
Other taxes payable	24	431,174	993,831
Dividends payable		30,105	29,280
Short-term borrowings	21	1,265,201	1,817,077
Current portion of long-term borrowings	21	4,729,982	5,411,797
Current portion of long-term finance lease obligations	22	1,012,698	786,239
Total current liabilities		11,421,695	12,609,255
Liabilities of disposal group classified as held for sale	10	128,444	–
Total liabilities		34,344,679	32,379,624
TOTAL EQUITY AND LIABILITIES		54,507,655	52,460,463

Chief Executive Officer_____________Ufimkin A.Y.   Chief Accountant_______________Balueva S.I.

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Uralsvyazinform"
Consolidated Income Statement
For the year ended December 31, 2006
(in thousands of Russian Roubles, except per share amounts)

	Notes	2006	2005 as restated (see Note 2)
Revenues	26	33,925,040	31,709,872
Wages, salaries, other benefits and payroll taxes		(10,280,176)	(8,769,887)
Depreciation and amortization	6,7	(5,581,931)	(4,346,589)
Materials, repairs and maintenance, utilities		(3,083,287)	(2,530,017)
Taxes other than income tax		(906,508)	(756,252)
Interconnection Charges – International Companies		(127,272)	(88,691)
Interconnection Charges – Russian Companies		(3,480,466)	(4,524,048)
Recovery of impairment of receivables	16	29,863	61,002
Loss on disposal of property, plant, and equipment		(196,890)	(224,632)
Agency fees		(1,651,968)	(1,423,499)
Lease of premises		(558,714)	(654,747)
Advertising		(500,867)	(476,227)
Fire insurance and other security services		(486,052)	(411,375)
Property insurance		(336,838)	(337,872)
Other operating expenses	27	(2,994,745)	(2,307,670)
Operating profit		3,769,189	4,919,368
Share of result of associates, net	11	1,789	6,499
Interest expense, net	28	(2,490,594)	(2,142,884)
Gain (loss) on sale of subsidiaries, associates and other investments	29	25,866	(13,396)
Foreign exchange gain, net		20,544	80,229
Profit before income tax		1,326,794	2,849,816
Income tax expense	30	(497,027)	(932,757)
Profit for the year		829,767	1,917,059
Attributable to:			
Equity holders of the parent		828,719	1,902,961
Minority interests		1,048	14,098
Earnings per share basic and diluted, for profit for the year attributable to equity holders of the parent	31	0.021	0.047

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Uralsvyazinform"
Consolidated Cash Flow Statement
For the year ended December 31, 2006
(in thousands of Russian Roubles)

	Notes	2006	2005 as restated (see Note 2)
Cash flows from operating activities:			
Profit before income tax		**1,326,794**	2,849,816
Adjustments for:			
Foreign exchange gain, net		**(20,544)**	(80,229)
Depreciation and amortization	**6,7**	**5,581,931**	4,346,589
Loss on disposal of property, plant and equipment		**196,890**	224,632
Share of result of associates, net	**11**	**(1,789)**	(6,499)
(Gain) loss on sale of subsidiaries, associates and other investments	**29**	**(25,866)**	13,396
Interest expense, net	**28**	**2,490,594**	2,142,884
Recovery of impairment of receivables	**16**	**(29,863)**	(61,002)
Provision for obsolescence of inventory		**11,595**	148
Operating cash flows before working capital changes		**9,529,742**	**9,429,735**
Decrease (increase) in accounts receivable		**(564,360)**	193,002
Decrease (increase) in other current assets		**1,329,384**	(187,450)
Decrease (increase) in inventories		**231,987**	331,514
(Decrease) increase in accounts payable and accrued expenses		**1,018,877**	(70,071)
(Decrease) increase in taxes payable other than income tax		**(561,495)**	128,014
Increase in pension obligations		**724,908**	227,055
Cash flows generated from operations		**11,709,043**	**10,051,799**
Interest paid		**(2,601,619)**	(2,342,756)
Income tax paid		**(796,137)**	(893,787)
Net cash flows from operating activities		**8,311,287**	**6,815,256**
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(5,843,802)**	(8,112,200)
Purchase of intangible assets		**(556,510)**	(47,365)
Purchase of Oracle E-Business Suite software		**(124,163)**	(169,425)
Purchase of Amdocs Billing software		**(465,809)**	(83,559)
Purchase of shares in subsidiaries and associates, net of cash acquired		–	(70,891)
Disposal of shares in subsidiaries and associates, net of cash disposed		**46,038**	313
(Proceeds) purchase from disposal of investments and other financial assets		**2,072**	(12,429)
Proceeds from sales of property, plant and equipment		**128,510**	57,199
Interest received		**18,493**	84,965
Dividends received		**3,815**	1,244
Net cash flows used in investing activities		**(6,791,356)**	**(8,352,148)**

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Uralsvyazinform"
Consolidated Cash Flow Statement
For the year ended December 31, 2006 (continued)

(in thousands of Russian Roubles)

	Notes	2006	2005 as restated (see Note 2)
Cash flows from financing activities:			
Proceeds from sales of treasury shares		**–**	1,124
Proceeds from borrowings		**9,511,917**	8,694,510
Repayment of borrowings		**(7,090,722)**	(6,776,280)
Proceeds from debt securities issued		**3,000,000**	4,000,000
Repayment of debt securities		**(3,087,908)**	(1,141,461)
Repayment of finance lease obligations		**(848,222)**	(408,310)
Repayment of vendor financing obligations		**(1,473,691)**	(2,467,721)
Proceeds from promissory notes		**100,000**	400,000
Repayment of promissory notes		**(804,698)**	(470,260)
Proceeds (repayment) from other non-current liabilities		**(2,315)**	18,304
Dividends paid to equity holders of the parent		**(666,128)**	(618,432)
Dividends paid to minority		**(346)**	(46)
Net cash flows from financing activities		**(1,362,113)**	1,231,428
Exchange rates effect on cash		**284**	2,988
Net increase (decrease) in cash and cash equivalents		**158,101**	(302,476)
Cash and cash equivalents at the beginning of the year		**487,473**	789,949
Cash and cash equivalents at the end of the year		**645,574**	487,473

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Uralsvyazinform"
Consolidated Statement of Changes in Equity
For the year ended December 31, 2006
(in thousands of Russian Roubles)

		Share capital							
	Notes	Preference shares (see Note 20)	Ordinary shares (see Note 20)	Treasury shares (see Note 20)	Retained earnings	Unrealized gain on available-for-sale investments	Total	Minority interests	Total equity
Balance at December 31, 2004 (restated)	2	1,708,222	7,041,081	(1,117)	10,093,618	–	18,841,804	3,127	18,844,931
Profit for year (restated)	2	–	–	–	1,902,961	–	1,902,961	14,098	1,917,059
Dividends to the equity holders of parent		–	–	–	(696,836)	–	(696,836)	–	(696,836)
Unrealized gain on available-for-sale investment		–	–	–	–	1,479	1,479	–	1,479
Minority interests arising on acquisition of subsidiary		–	–	–	–	–	–	1,137	1,137
Disposal of minority interest due to disposal of subsidiaries		–	–	–	–	–	–	(7,000)	(7,000)
Sale of treasury shares		–	–	1,117	8	–	1,125	–	1,125
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	(45)	(45)
Revaluation surplus related to the acquisition of additional shares		–	–	–	18,989	–	18,989	–	18,989
Balance at 31 December 2005 (restated)	2	**1,708,222**	**7,041,081**	–	**11,318,740**	**1,479**	**20,069,522**	**11,317**	**20,080,839**
Profit for year		–	–	–	828,719	–	828,719	1,048	829,767
Dividends to the equity holders of parent	32	–	–	–	(737,957)	–	(737,957)	–	(737,957)
Unrealized gain on available-for-sale investment		–	–	–	–	2,692	2,692	–	2,692
Disposal of minority interest due to disposal of subsidiaries		–	–	–	–	–	–	(12,019)	(12,019)
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	(346)	(346)
Balance at December 31, 2006		**1,708,222**	**7,041,081**	–	**11,409,502**	**4,171**	**20,162,976**	–	**20,162,976**

The accompanying notes form an integral part of these consolidated financial statements.

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC "Uralsvyazinform" and its subsidiaries (hereinafter "the Company") for the year ended December 31, 2006 were authorized for issue by the Chief Executive Officer and the Chief Accountant of the Company on June, 15 2007.

The Company

The parent company, OJSC "Uralsvyazinform" (the "Parent" or "Uralsvyazinform") was incorporated as an open joint stock company in the Russian Federation.

The registered office of Uralsvyazinform is in the city of Ekaterinburg (the Russian Federation), Moskovskaya Str., 11.

The Company's principal activity is providing telephone services (including local, domestic long-distance and international long-distance calls), telegraph, data transmission services, rent of communication channels and wireless communication services on the territory of the Urals region of the Russian Federation.

As of December 31, 2006, the Government of the Russian Federation controlled indirectly 51% of the voting share capital of Uralsvyazinform, by virtue of its 75% less one share direct holding in OJSC "Svyazinvest" (hereafter "Svyazinvest"), the parent company of Uralsvyazinform.

Principal subsidiaries are disclosed in Note 9. All subsidiaries are incorporated under the laws of the Russian Federation, unless otherwise stated.

Presentation of Financial Statements

The consolidated financial statements of the Company are prepared on the basis of financial statements of Uralsvyazinform and its subsidiaries and associates prepared under unified accounting policy.

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation.

The consolidated financial statements of the Company are presented in thousands of Russian Roubles.

Liquidity and Financial Resources

During 2003 and 2004, the Company significantly enhanced its telecommunication network and acquired telecommunication equipment. Financing primarily came in the form of short-term bank loans, bonds, mid-term vendor financing and finance leases. As a result, the Company's short and long-term debts increased significantly.

In 2005 the Company developed and started to execute the plan for decreasing the working capital deficit which comprised:

1. General Information (continued)

Liquidity and Financial Resources (continued)

- Negotiations with the banks to replace certain short-term bank loans and bank promissory notes by the long term bank loans;
- Refinancing the bank loans to decrease the interest rates;
- Cost cutting program;
- Negotiations with contractors to decrease the costs of capital construction and extend the period of payment.

As of December 31, 2006, the Company's current liabilities exceeded its current assets by 6,394,009 (December 31, 2005 – 6,690,021).

During 2007 the Company expects to finance its activities by cash generated from operations and financing obtained from domestic and international lending institutions. Management believes that operational cash flows and financing secured as of the date of these financial statements are adequate to repay the borrowings when they are due in the year 2007.

2. Basis of Presentation of the Financial Statements

Basis of Accounting

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards ("IFRS").

These financial statements are prepared on the basis of the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation with adjustments, reclassifications, consolidation entries and intercompany eliminations recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

These financial statements have been presented on a going concern basis, which implies the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of the recorded asset amount or any other adjustments that might be required if the Company either be unable to continue as a going concern or if the Company were to dispose of assets outside the normal course of its operating plan.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

(in thousands of Russian Roubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Accounting (continued)

The Company has transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards".

The Russian economy was considered hyperinflationary until January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in the subsequent periods.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards and interpretations mandatory for financial years beginning on or after January 1, 2006.

The changes in accounting policies result from adoption of the following new or amended standards and interpretations:

- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IAS 19 (amended 2005) "Employee benefits";
- IAS 21 (amended 2005) "The Effects of Changes in Foreign Exchange Rates";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement"
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The principal effects of these changes in policies are discussed below.

IAS 19 (amended 2005) "Employee benefits"

As of January 1, 2006, the Company adopted the amendments to IAS 19. As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans. This change has resulted in additional disclosures being included for the years ending December 31, 2006 and December 31, 2005 but has not had a recognition or measurement impact, as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the income statement.

IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement"

The amendment to IAS 39 in 2005:

- required to include financial guarantee contacts issued;
- permitted the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the financial statements;
- restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss.

These amendments did not have an effect on the Company's financial statements.

(in thousands of Russian Roubles)

2. Basis of Presentation of the Financial Statements (continued)

Changes in Accounting Policies (continued)

IFRIC 4 "Determining whether an Arrangement contains a Lease"

IFRIC 4 provides guidance for determining whether arrangements are, or contain, leases that should be accounted for in accordance with IAS 17, if the arrangements comprise a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. The adoption of this IFRIC Interpretation as of 1 January 2006 has not had a significant impact on the Company as at December 31, 2006 or December 31, 2005.

IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"

IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning assets or in undertaking environmental restoration or rehabilitation. As the Company does not currently operate in a country where such funds exist, this interpretation has had no impact on the financial statements.

IFRSs and IFRIC Interpretations Not Yet Effective

The Company has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IFRS 7 "Financial Instruments: Disclosures";
- IAS 1 (amended 2005) "Presentation of Financial Statements – Capital Disclosures";
- IFRIC 8 "Scope of IFRS 2";
- IFRIC 9 "Reassessment of Embedded Derivatives";
- IFRIC 10 "Interim Financial Reporting and Impairment";
- IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions".

IFRS 7 "Financial Instruments: Disclosures" replaces the disclosure requirements of IAS 32 and must be applied for annual reporting periods that commence on or after January 1, 2007.

The amendment of IAS 1 "Presentation of Financial Statements – Capital Disclosures" requires disclosures regarding an entity's objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007.

IFRIC 8 clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instrument granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006.

IFRIC 9 clarifies, that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. An entity shall apply this interpretation for annual periods beginning on or after June 1, 2006.

(in thousands of Russian Roubles)

2. Basis of Presentation of the Financial Statements (continued)

IFRSs and IFRIC Interpretations Not Yet Effective (continued)

Applying IFRIC 10, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. An entity shall apply this interpretation for annual periods beginning on or after November 1, 2006.

IFRIC 11 addresses the issues whether certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2, and concerns the accounting treatment for share-based payment arrangements that involve two or more entities within the same group. An entity shall apply this interpretation for annual periods beginning on or after March 1, 2007.

The Company expects that the adoption of the pronouncements listed above will have no significant impact on the Company's result of operation and financial positions in the period of initial application. The adoption of IFRS 7 will significantly affect the disclosures relating to financial instruments as presented in the notes to the financial statements.

Restatement of Prior Period Financial Statements

Fair Value of Property, Plant and Equipment

The Company has transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards". The Company has applied an exemption permitted by IFRS 1, which allows an entity to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. Management estimated that the carrying value of all of the Company's property, plant and equipment was broadly comparable to their fair values. However, management engaged an independent appraiser to support these fair values. Independent appraiser finalized valuation in 2006.

As a result, the reported carrying amount of property, plant and equipment was adjusted in accordance with the information provided by independent appraiser (see Note 6). The Company made the following corrections to 2005 financial statements to present the property, plant and equipment at fair value and to correct deferred income tax liabilities and deferred tax expense due to fair value adjustments:

Consolidated balance sheet as of December 31, 2005	**As previously reported**	**Corrections of errors**	**As restated**	**Description of adjustments made**
Property, plant and equipment	45,322,606	(1,831,237)	43,491,369	To book property, plant and equipment at fair value
Deferred income tax liability	(2,897,225)	439,497	(2,457,728)	Effect on deferred income tax due to fair value adjustment
Consolidated Income Statement for the year ended December 31, 2005				
Depreciation and amortization	(3,919,072)	(427,517)	(4,346,589)	To correct depreciation expense due to fair value adjustment
Loss on disposal of property, plant, and equipment	(52,865)	(171,767)	(224,632)	To correct loss on disposal of property, plant, and equipment due to fair value adjustment
Other operating expenses	(2,686,487)	378,817	(2,307,670)	To correct other operating expenses due to fair value adjustment, including reclassification to the property insurance expenses in amount of 337,872.
Income tax expense	(1,066,758)	134,001	(932,757)	Effect on deferred income tax due to fair value adjustment

(in thousands of Russian Roubles)

2. Basis of Presentation of the Financial Statements (continued)

The Company reported the effect of correction of errors by adjusting the opening balance of retained earnings for 2005 where errors were attributable to periods prior to 2005; net profit for 2005 to reflect the effect of subsequent recognition of errors as well as respective consolidated balance sheet, consolidated income statement and consolidated cash flow statement.

Reclassifications

The Company made the following reclassifications to the 2005 financial statements to conform to the 2006 presentation:

	As previously reported	Reclassifications	As restated	Description of reclassifications made
Consolidated balance sheet as of December 31, 2005				
Short-term investment	289	(289)	–	Reclassification to other current assets
Long term accounts receivable and other financial assets	386,809	9,809	396,618	Reclassification of input VAT related to capital construction
Property insurance	–	(337,872)	(337,872)	Reclassification of property insurance from other operating expenses into the separate line in the consolidated income statement
Other current assets	2,784,411	(9,520)	2,774,891	Reclassification of input VAT related to capital construction

2.2. Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated income statement as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31 were as follows:

Currency	2006	2005
Russian Roubles per US dollar	**26.33**	28.78
Russian Roubles per Euro	**34.70**	34.19

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are the entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between the Company's companies are eliminated; unrealized losses are also eliminated unless a transaction provides evidence of an impairment of the asset transferred. In case of necessity, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The Company accounts for acquisition of subsidiaries using the purchase method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the income statement.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Acquisition of Minority Interest in Subsidiaries

The difference between the cost of additional interest in a subsidiary and the minority interest's share of assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of acquisition of minority interest.

Increases in Ownership Interests in Subsidiaries

The differences between the carrying values of net assets attributable to interests in subsidiaries acquired and the consideration given for such increases are charged or credited to retained earnings.

Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the income statement, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments and Other Financial Assets

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognized initially, they are measured at fair value plus, in the case of investments not recognized at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its investments after initial recognition. All purchases and sales of investments are recognized on the settlement date, which is the date that the investment is delivered to or by the Company.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period presented the Company did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;

(b) those that the entity upon initial recognition designates as available for sale or

(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement. Reversals of impairment losses in respect of equity instruments are not recognized in the consolidated income statement. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3. Summary of Significant Accounting Policies (continued)

3.3 Accounting Policies, Changes in Accounting Estimates and Errors

Change in Accounting Policies

The Company changes an accounting policy only if the change is required by a Standard or an Interpretation of IFRS or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows.

The Company accounts for a change in accounting policy resulting from the initial application of a Standard or an Interpretation in accordance with the specific transitional provisions, if any, in that Standard or Interpretation.

Changes in Accounting Estimates

As a result of the uncertainties inherent in business activities, many items in financial statements cannot be measured with precision but can only be estimated. Estimation involves judgments based on the latest available, reliable information. An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.

When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate. The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

Prior Period Errors

The Company corrects material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

A prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

3.4 Property, Plant and Equipment

3.4.1 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost, excluding day–to–day servicing, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair value as at January 1, 2003 have been used as deemed cost (see Note 2) in accordance with the exemption provided by IFRS 1. The carrying values of that property, plant and equipment are reviewed for impairment when events or charges in circumstances indicate that the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plan and equipment is grater of net selling price and value in use. Impairment losses are recognized in the income statement.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Expenditure for continuing repairs and maintenance are charged to the consolidated income statement as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are retired.

3. Summary of Significant Accounting Policies (continued)

3.4 Property, Plant and Equipment (continued)

3.4.2 Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

The assets' residual values, useful lives and methods are reviewed, and adjusted as appropriate, at each financial year-end.

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of an asset ceases at the earlier than the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 and the date that the asset is derecognized.

The depreciation charge for a period is usually recognized in the consolidated income statement. Sometimes, however, the future economic benefits embodied in an asset are absorbed in producing other assets. In this case, the depreciation charge constitutes part of the cost of the other asset and is included in its carrying amount.

The validity of the Company's operating licenses is significantly shorter than the useful lives used for the depreciation property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3.4.3 Construction in Progress

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date less any impairment in value.

3.5 Intangible Assets

3.5.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

3. Summary of Significant Accounting Policies (continued)

3.5 Intangible Assets (continued)

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in subsequent periods.

3.5.2 Licenses

License costs represent either an allocation of the purchase price to licenses acquired in business combinations or the payments made to government organizations to receive the licenses. License costs are capitalized and amortized on a straight-line basis over their expected useful lives from the date operations commenced in the license area.

The Company recognized the cost of GSM licenses at fair value as at transition to the IFRS date.

Following initial recognition, licenses are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.5.3 Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

3. Summary of Significant Accounting Policies (continued)

3.5 Intangible Assets (continued)

3.5.4 Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial yearend. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licenses and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licenses or the right to use the software. The useful life of other intangible assets is approximately ten years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.6 Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

3. Summary of Significant Accounting Policies (continued)

3.7 Leases

Leases where all the risks and rewards of ownership of the asset are transferred from lessor to lessee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases.

The Company acted as a lessee under the finance and operating leases.

3.7.1 Finance Leases

At the commencement of the lease term, or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term, the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

3.7.2 Operating Leases

Operating lease payments are recognised as an expense in the consolidated income statement on a straight-line basis over the lease term.

3.8 Inventories

Inventories are recorded at the lower of cost and net realizable value. The cost of inventory is determined on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventory may have to be reduced to its realizable value if it has become damaged, is wholly or partly obsolete or if its selling price has declined. The Company analyzed the evidence of these conditions at the end of the period and created a provision for obsolescence.

The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

3.9 Advances Given

Advances given to acquire non-current assets are classified as non-current and considered non-monetary asset. Long-term advances given for operating activities are also classified as non-current asset.

3. Summary of Significant Accounting Policies (continued)

3.10 Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or some other financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the Company or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments.

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or non-current based on the term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or the existence of call options in financial liabilities valid within 12 months after the balance sheet date.

A financial asset is derecognized when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

3.11 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3. Summary of Significant Accounting Policies (continued)

3.12 Accounts Receivable and Provision for Impairment of Receivables

Trade receivables are recognized at the original invoice amount less an allowance for any uncollectible amounts. Provision for impairment of receivables is made when there is objective evidence that the Company will not be able to collect the debts.

Provision for impairment of receivables is created on the basis of the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.

Provision for impairment is also created for other accounts receivable except advances given on the basis of the assessment of the Company's ability to collect the debts.

Provision for impairment is recognized in the consolidated income statement.

The carrying amount of current trade receivables is a reasonable approximation of their fair value.

The fair value of non-current trade receivable is calculated using the effective interest method.

3.13 Non-current Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The Company measures a non-current asset (or disposal group) classified as held for sale at the lower amount of its carrying value and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are measured in accordance with applicable IFRS standards or interpretations.

The Company presents and discloses information that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets (or disposal groups).

3.14 Loans Given

The loans given are recognized at the amortized cost, using the effective interest method less provision for impairment or uncollectability. The loans given are presented as the non-current assets unless the repayment is expected within 12 months after the balance sheet date.

3.15 Loans and Borrowings Received

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortised cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as an adjustment to interest expense over maturity.

3. Summary of Significant Accounting Policies (continued)

3.16 Employee Benefits

3.16.1 Unified Social Tax

Under Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by applying a regressive rate (from 17% to 26%) to the annual gross remuneration of each employee. The Company made payments of UST to the three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate to.

3.16.2 Other Pension Plans and Post-Employment Benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides additional benefits for its active and retired employees by using post-employment defined benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

Post-employment benefit plans include defined contribution plans and defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

The Company determines the present value of the defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of the defined benefit plans are valued by professionally qualified actuaries or independent appraisers.

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher amount of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service costs is immediately expensed.

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3. Summary of Significant Accounting Policies (continued)

3.17 Income Taxes

Tax expense (tax benefit) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities.

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities using the tax rates (and tax laws) that have been enacted or substantively enacted on the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3.18 Shareholders' Equity

3.18.1 Share Capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.18.2 Dividends

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared at the shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3. Summary of Significant Accounting Policies (continued)

3.19 Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.20 Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

3.20.1 Revenue from Customers

The Company categorizes the revenue sources in thirteen major categories:

1. Local telephone calls;
2. Inter-regional telephone calls;
3. Services for national operators;
4. Assistance services;
5. Installation and connecting fees;
6. Documentary services;
7. Cellular services;
8. Radio and TV broadcasting;
9. Data transfer and telematic services;
10. New services;
11. Rent of telephone channels;
12. Other telecommunications services;
13. Other revenues.

Local Telephone Calls

Local telephone services depend on the duration of the telephone connection and subscription fee. If fixed payment is applied then revenue depends on the subscription fee only. Customers of the Company use the service via fixed telephones and the service could be accessed by means of pay-phones. The Company recognizes revenues related to the monthly fees for local services in the month the service is provided to the subscriber.

Inter-regional Telephone Calls

Inter–regional telephone calls include revenue received from the subscribers for fixed line inter-zone connections through the network within the Russian Federation and fixed to mobile connections.

The Company recognized the revenues from inter–regional telephone calls in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.20 Revenue Recognition (continued)

Services for National Operators

Services for national operators include interconnection revenues from Russian operators and charges for interconnection points, revenues received from the local and inter-zone calls termination on the Company network and on the network of interconnect operators.

The Company recognizes revenues from services for national operators in the period when the services are rendered.

Assistance Services

Revenues received under the cooperation agreement with the operators for subscriber's interconnection to the network to make the international and intercity calls, subscriber's invoicing, delivery of invoices issued and documentation support; charges for cash collection from the subscribers for the services rendered on behalf of the operators and charges for claim settlements with subscribers.

The Company recognizes from assistance services in the period when the services are rendered.

Installation and Connection Fees

Installation and connection fees for indefinite period contracts include the amount paid by cash and the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. The Company recognized the fixed assets received at fair value than deferred this revenue within the useful life of the assets received and recognized the income on the same basis that the fixed assets are depreciated.

Documentary Services

Telegraph services include telegram transmissions and other wire line data transmission services. The Company recognizes revenues from documentary services in the period when the services are rendered.

Cellular Services

Cellular services include airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues from cellular services in the period when the services are rendered.

Radio and TV Broadcasting Services

The Company provides Radio and TV broadcasting services through its wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets.

The Company recognizes the revenues related to radio broadcasting and TV services in the period when the services are rendered.

Data Transfer and Telematics Services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered based on volume of data and subscription fees.

3. Summary of Significant Accounting Policies (continued)

3.20 Revenue Recognition (continued)

New Services

New services include internet services, ISDN, ADSL, IP-telephony, and intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of Telephone Channels

The Company rents intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels monthly in the period when the services are rendered.

Other Telecommunication Services

Other telecommunication services primarily consist of services related to customers adjunction, subscribers registration and rent of direct wires and junction lines. The Company recognizes revenues related to other services in the period when the services are rendered.

Other Revenues

Other revenues primarily consist of revenues received from the sale of manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.21 Earnings per Share

The Company calculates basic earnings per share for profit or loss attributable to equity holders of the parent entity and profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see Note 31).

3.22 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3. Summary of Significant Accounting Policies (continued)

3.23 Contractual Commitments

Contractual commitments comprise legally binding trading or purchase agreements with the stated amount, price and date or dates in the future.

The Company discloses significant contractual commitments in the Notes to the financial statements.

The asset or liability under contractual commitments are not recognized in the financial statement until any of the parties acts in accordance with the contract and until any of the parties became legally liable to pay or entitled to receive the payment under the terms of the contract.

3.24 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize contingent assets. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.25 Segment Information

The Company operates in two segments: fixed line and mobile telecommunication. Management believes that the Company operates in one geographical segment on the territory of the Urals region of the Russian Federation.

Unallocated expenses, assets and liabilities are expenses, assets and liabilities that arise at the entity level and relate to the Company as a whole.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude financial investments, income tax assets and other assets that relate to the entity as a whole. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude such items such as deferred tax liabilities and other liabilities pertaining to the Company as a whole. Capital expenditure comprises additions to property, plant and equipment and intangible assets. Provisions relate only to the charges made against allocated assets.

(in thousands of Russian Roubles)

3. Summary of Significant Accounting Policies (continued)

3.26 Related Party Transactions

A party is related to the Company if:

- directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
- the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
- the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
- the party is a member of the key management personnel of the entity or its parent;
- the party is a close member of the family of any individual referred to in (1) or (4);
- the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
- the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not treated as related party transactions by the Company.

3.27 Events after the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events requiring an entity to adjust the amounts recognized in its financial statements are caused by favorable or unfavorable outcomes of the conditions that existed at the balance sheet date and the change in the management estimates subject to uncertainties which were used for accounting of a number of business activities.

The Company discloses the nature of the event and an estimate of its financial effect, or states that such an estimate cannot be made for each material category of a non-adjusting event after the balance sheet date.

4. Significant Accounting Judgements and Estimates

4.1 Judgments

In the process of applying the Company's accounting policies, management has made the judgments, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements relating to property, plant and equipment, intangible assets, deferred taxation, provision for impairment of receivables and pension liabilities as discussed in Notes 6, 7, 16, 25 and 30.

Classification of Lease Agreements

A lease is classified as finance lease if it transfers substantially all the risks and rewards incidental to ownership, otherwise it is classified as operating lease. Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract. If the lease term is for longer than 75 percent of the economic life of the asset, or that at the inception of the lease the present value of the minimum lease payments amount to at least 90 percent of the fair value of the leased asset, the lease is classified by the Company as finance lease, unless it is clearly demonstrated otherwise.

4. Significant Accounting Judgements and Estimates

4.2 Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful Life of Property, Plant and Equipment

The Company assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". These estimates may have a material impact on the amount of the carrying values of property, plant and equipment and on depreciation recognized in profit or loss.

Impairment of Property, Plant and Equipment

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

The determination of impairments of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods, which require the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

Fair Values of Assets and Liabilities Acquired in Business Combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions.

(in thousands of Russian Roubles)

4. Significant Accounting Judgements and Estimates

4.2 Estimation Uncertainty (continued)

Impairment of Goodwill

The Company determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2006 was 224,746 (2005 - 224,746), including 210,293 obtained through the acquisition of OJSC "Tatincom-T". More details are provided in Notes 7 and 11.

Fair Values of Unlisted Available-for-sale Investments

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis or other valuation models. These valuation techniques are based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values resulting from the valuation technique which are recorded in the balance sheet and the related changes in the fair values recorded in the statement of changes in equity are reasonable and the most appropriate at the balance sheet date.

Allowance for Doubtful Accounts

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected. As of 31 December 2006, allowances for doubtful accounts have been created in the amount of 704,078 (2005 - 1,043,595) for trade accounts receivable and 103,013 (2005 – 0) for long-term advances given and other current assets.

Pension Obligations

Post-employment benefits are generally satisfied by plans which are classified and accounted for as defined benefit plans. The present value of defined post-employment benefit obligations and related current service cost are determined in accordance with actuarial valuation, which rely on demographic and financial assumptions including mortality, both during and after employment, rates of employee turnover, discount rate, future salary and benefit levels and, to a limited extent, expected return on plan assets. In the event that further changes in the key assumptions are required, the future amounts of the pension benefit costs may be affected materially. More details are provided in Note 25.

4. Significant Accounting Judgements and Estimates

4.2 Estimation Uncertainty (continued)

Litigations

The Company exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates may significantly affect future operating results.

Current Taxes

Russian tax, currency and customs legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Company's entities may not coincide with that of management. As a result, tax authorities may challenge transactions and the Company's entities may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax and customs authorities with respect to tax liabilities for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods. As of December 31, 2006 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Company's tax, currency and customs positions will be sustained. More details are provided in Note 24 and 30.

Deferred Tax Assets

Management judgment is required for the calculation of current and deferred income taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in respective tax type and jurisdiction. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plan, expiration of tax losses carried forward, and tax planning strategies. If actual results differ from that estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that an assessment of future utilization indicates that the carrying amount of deferred tax assets must be reduced, this reduction is recognized in profit or loss.

(in thousands of Russian Roubles)

5. Segment Information

	2006				
	Fixed line	**Mobile**	**Other**	**Intercompany eliminations**	**Total for the Company**
REVENUE					
Sales to third parties	22,868,969	10,144,658	911,413	–	33,925,040
Inter–segment sales	30,646	106,226	46,603	(183,475)	–
Total revenue	**22,899,615**	**10,250,884**	**958,016**	**(183,475)**	**33,925,040**
RESULT OF OPERATIONS					
Segment result	**4,495,467**	**3,711,726**	**519,780**	–	**8,726,973**
Unallocated corporate expenses	–	–	–	–	(4,957,784)
Operating profit	–	–	–	–	**3,769,189**
Share of result of associates, net	–	–	–	–	1,789
Interest expense, net	–	–	–	–	(2,490,594)
Gain (loss) from sale of subsidiaries, associates and other investments	–	–	–	–	25,866
Foreign exchange gain, net	–	–	–	–	20,544
Income tax	–	–	–	–	(497,027)
Minority interest	–	–	–	–	(1,048)
Net profit	–	–	–	–	**828,719**
ASSETS AND LIABILITIES					
Segment assets	37,946,350	10,402,413	752,222	–	49,100,985
Investments in associates	–	–	–	–	418,808
Unallocated corporate assets	–	–	–	–	4,987,862
Consolidated total assets	–	–	–	–	**54,507,655**
Segment liabilities	(4,075,061)	(1,719,508)	(451,190)	–	(6,245,759)
Unallocated corporate liabilities	–	–	–	–	(28,098,920)
Consolidated total liabilities	–	–	–	–	**(34,344,679)**
OTHER INFORMATION					
Capital expenditure	6,220,940	2,661,146	314,873	–	9,196,959
Depreciation and amortization	4,244,223	1,225,223	112,484	–	5,581,931
Recovery of impairment of receivables	(67,361)	37,498	–	–	(29,863)

(in thousands of Russian Roubles)

5. Segment Information (continued)

	2005, as restated (see Note 2)				
	Fixed line	Mobile	Other	Intercompany eliminations	Total for the Company
REVENUE					
Sales to third parties	21,881,857	9,062,366	765,649	–	31,709,872
Inter-segment sales	1,385,269	73,502	490,016	(1,948,787)	–
Total revenue	**23,267,126**	**9,135,868**	**1,255,665**	**(1,948,787)**	**31,709,872**
RESULT OF OPERATIONS					
Segment result	7,766,478	1,510,266	350,451	–	9,627,195
Unallocated corporate expenses	–	–	–	–	(4,707,827)
Operating profit	–	–	–	–	**4,919,368**
Share of result of associates, net	–	–	–	–	6,499
Interest expense, net	–	–	–	–	(2,142,884)
Gain (loss) from sale of subsidiaries, associates and other investments	–	–	–	–	(13,396)
Foreign exchange gain, net	–	–	–	–	80,229
Income tax	–	–	–	–	(932,757)
Minority interest	–	–	–	–	(14,098)
Net profit	–	–	–	–	**1,902,961**
ASSETS AND LIABILITIES					
Segment assets	32,359,650	8,280,522	1,272,504	–	45,912,676
Investments in associates	–	–	–	–	417,056
Unallocated corporate assets	–	–	–	–	6,130,731
Consolidated total assets	–	–	–	–	**52,460,463**
Segment liabilities	(5,737,771)	(1,192,299)	(542,133)	–	(7,472,203)
Unallocated corporate liabilities	–	–	–	–	(24,907,421)
Consolidated total liabilities	–	–	–	–	**(32,379,624)**
OTHER INFORMATION					
Capital expenditure	9,504,489	1,575,468	3,614	–	11,083,571
Depreciation and amortization	3,093,883	989,291	263,414	–	4,346,588
Recovery of impairment of receivables	(227,389)	167,377	(990)	–	(61,002)

(in thousands of Russian Roubles)

6. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2004, as restated (see Note 2)	**19,406,173**	**17,623,854**	**1,648,851**	**5,865,170**	**44,544,048**
Additions, as restated (see Note 2)	–	–	10,686,314	–	10,686,314
Additions due to acquisition of Subsidiaries	45,177	54,550	900	3,229	103,856
Disposals, as restated (see Note 2)	(146,835)	(196,612)	(42,698)	(165,552)	(551,697)
Disposals due to sale of subsidiaries	(1,944)	–	–	–	(1,944)
Transfers, as restated (see Note 2)	2,730,206	6,237,123	(11,383,009)	2,415,680	–
At December 31, 2005, as restated (see Note 2)	**22,032,778**	**23,718,915**	**910,356**	**8,118,528**	**54,780,577**
Additions	–	–	8,288,009	–	8,288,009
Disposals	(156,468)	(271,394)	(109,469)	(132,359)	(669,690)
Disposals due to sale of subsidiaries (see Note 9)	(34,297)	–	(8,427)	(35,568)	(78,292)
Classified as held for sale (see Note 10)	(87,418)	(130,820)	(122)	(7,876)	(226,236)
Transfers	1,360,739	4,643,383	(8,482,345)	2,478,223	–
At December 31, 2006	**23,115,334**	**27,960,084**	**598,002**	**10,420,948**	**62,094,368**
Accumulated Depreciation					
At December 31, 2004, as restated (see Note 2)	**(2,471,442)**	**(3,135,103)**	**–**	**(1,688,469)**	**(7,295,014)**
Charge for the year, as restated (see Note 2)	(1,106,148)	(2,050,995)	–	(1,107,674)	(4,264,816)
Disposals, as restated (see Note 2)	54,807	94,282	–	120,777	269,866
Disposals due to sale of subsidiaries	756	–	–	–	756
At December 31, 2005, as restated (see Note 2)	**(3,522,027)**	**(5,091,816)**	**–**	**(2,675,365)**	**(11,289,208)**
Charge for the year	(1,202,406)	(2,511,578)	–	(1,688,298)	(5,402,282)
Disposals	74,184	174,641	–	104,517	353,342
Disposals due to sale of subsidiaries (see Note 9)	2,814	–	–	19,861	22,675
Classified as held for sale (see Note 10)	11,896	39,089	–	5,659	56,644
At December 31, 2006	**(4,635,539)**	**(7,389,664)**	**–**	**(4,233,626)**	**(16,258,829)**
Net book value as of December 31, 2004, as restated (see Note 2)	**16,934,731**	**14,488,751**	**1,648,851**	**4,176,701**	**37,249,034**
Net book value as of December 31, 2005, as restated (see Note 2)	**18,510,751**	**18,627,099**	**910,356**	**5,443,163**	**43,491,369**
Net book value as of December 31, 2006	**18,479,795**	**20,570,420**	**598,002**	**6,187,322**	**45,835,539**

(in thousands of Russian Roubles)

6. Property, Plant and Equipment (continued)

The Company has transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards". The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. Management estimated that the carrying value of all of the Company's property, plant and equipment was broadly comparable to their fair values. However, management engaged an independent appraiser to support these fair values. Independent appraiser finalized valuation in 2006. As the result, the reported carrying amount of property, plant and equipment were adjusted in accordance with the information provided by the independent appraiser (see Note 2).

The net book value of plant and equipment held under finance leases as of December 31 is presented below:

	2006	2005
Land, buildings and constructions	**177,387**	173,045
Switches and transmission devices	**2,717,106**	2,585,277
Construction in progress and equipment for installation	**45,651**	3,138
Vehicles and other	**1,157,570**	555,984
Total net book value of plant and equipment held under finance leases	**4,097,714**	3,317,444

Gross book value of property, plant and equipment, which were received on vendor financing terms in 2006 comprised 1,132,408 (2005, as restated – 1,532,666).

The Company capitalized interest to construction in progress in the amount of 6,768 in 2006 (2005 – 267,414). The capitalization rate was 4.9% in 2006 (2005 – 12%).

Bank borrowings are secured by properties with the carrying value of 10,960,606 as of December 31, 2006 (2005, as restated – 7,442,107).

Capital expenditure of the Company in construction in progress amounted 8,288,009 in 2006 (2005, as restated – 10,686,314).

Depreciation charge on property, plant and equipment for 2006 in the amount of 5,402,282 was recognized within Depreciation and amortization in the consolidated income statement (2005, as restated – 4,264,816).

At December 31, 2006 the gross carrying value of fully depreciated property, plant and equipment was 3,812,568 (2005, as restated - 2,153,094).

The assets transferred to the Company upon privatization do not include the land on which the Company's buildings, comprising the Company's principal operating facilities, are situated. The land on which the Company's operating facilities are situated is rented by the Company from local authorities under the operating lease agreements. These lease agreements are signed for one year and may be extended by the Company without significant additional costs. Lease payments for land related to Company's operating facilities can be changed subject to agreement by the parties. The future minimum lease payments under non-cancellable operating leases of land are disclosed in Note 34.

(in thousands of Russian Roubles)

7. Intangible Assets

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31, 2004	–	**124,173**	**1,403,629**	**73,479**	**1,601,281**
Additions	14,453	5,973	369,658	7,173	397,257
Additions due to acquisition of subsidiaries	–	67,737	–	–	67,737
Disposals	–	–	(32,137)	–	(32,137)
At December 31, 2005	**14,453**	**197,883**	**1,741,150**	**80,652**	**2,034,138**
Additions	–	–	908,950	–	908,950
Classified as held for sale	(14,453)	(65,785)	(288)	–	(80,526)
At December 31, 2006	–	**132,098**	**2,649,812**	**80,652**	**2,862,562**
Accumulated amortization					
At December 31, 2004	–	**(56,018)**	**(151,952)**	**(18,529)**	**(226,499)**
Charge for the year	–	(19,579)	(59,933)	(2,261)	(81,773)
Charge on disposed intangibles	–	–	19,451	–	19,451
At December 31, 2005		**(75,597)**	**(192,434)**	**(20,790)**	**(288,821)**
Charge for the year	–	(10,506)	(160,871)	(8,272)	(179,649)
Accumulated amortization classified as held for sale	–	4,434	237	–	4,671
At December 31, 2006		**(81,669)**	**(353,068)**	**(29,062)**	**(463,799)**
Net book value at December 31, 2004	–	**68,155**	**1,251,677**	**54,950**	**1,374,782**
Net book value at December 31, 2005	**14,453**	**122,286**	**1,548,716**	**59,862**	**1,745,317**
Net book value at December 31, 2006	–	**50,429**	**2,296,744**	**51,590**	**2,398,764**

Oracle E-Business Suite (OEBS)

As of December 31, 2006 software includes the cost of OEBS software with a gross book value of 1,152,502 (2005 – 848,299), including interest capitalized of 161,243 (2005 – 161,243). In accordance with the supply contract, the Company acquired non-exclusive licenses for 9,249 users of Oracle E-Business Suite 2004 Professional.

The Company commenced the commercial operation of OEBS in relation to module for accounting for non-current assets, the Release # 1, in line with the pilot stage of the implementation. In 2006 the implementation of the module, the Release # 1, was completed in all Company's branches. Full implementation of Oracle E-Business Suite is expected to be completed by 2009.

The Company commenced amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over the useful life of the licenses of 10 years. The amortization charge of Oracle E-Business Suite in 2006 comprised 87,858 (2005 – 5,535).

(in thousands of Russian Roubles)

7. Intangible Assets (continued)

Amdocs Billing Suite

As of December 31, 2006 software also includes Amdocs Billing Suite software with a gross book value of 883,058 (2005 – 643,744), including capitalized discount from promissory notes in the amount of 30,693 (2005 – 30,693). This software was purchased for the purpose of implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to be completed within 4-5 years.

Amdocs Billing Suite software was supplied by LLC IBM Eastern Europe/Asia in December 2004, in exchange for zero coupon 18 promissory notes for the total amount of 677,581. As of June 1, 2006 the Company fully repaid the promissory notes issued.

The Company will start amortizing Amdocs from the date of software implementation in proportion to the value of implemented modules. Until then the Company annually tests this software for impairment.

Amortization charge on intangible assets for 2006 in the amount of 179,649 was recognized within Depreciation and amortization in the consolidated income statement (2005 – 81,773) including amortisation of capitalized interest of 16,124.

Impairment Testing of Goodwill

Carrying amount of goodwill acquired through the acquisition of CJSC "Telephone Company Ural" (hereafter – "TC Ural") comprised 14,453 at December, 31 2006 (2005 - 14,453). On December 27, 2006 the Company signed agreement with ComLine Ltd to sell 100% share in TC Ural. As of December 31, 2006 the Company classified assets of TC Ural as assets of disposal group classified as held for sale and corresponding liabilities as liabilities of disposal group classified as held for sale.

As of December 31, 2006 the Company classified the goodwill acquired through the acquisition of TC Ural into assets of disposal group classified as held for sale in amount of 14,453. As of December 31, 2006 the Company measured disposal group classified as held for sale at the lower of its carrying amount and fair value less costs to sell (see Note 10).

8. Impairment Test of Intangible Assets Not Yet Available for Use

The Company performed impairment tests of intangible assets not yet available for use. At December 31, 2006 and 2005 these assets represent cost of Amdocs Billing Suite totaling 883,058 and Oracle in amount of 103,767 (2005 – 643,744 and 848,299, correspondingly). As at December 31, 2006 no impairment was identified.

(in thousands of Russian Roubles)

9. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of the Company and its subsidiaries as listed below:

Subsidiary	Main activity	Effective ownership,%		Voting Shares, %	
		2006	2005	2006	2005
LLC "Ural Inform TV"	TV– and radiobroadcasting	**100**	100	**100**	100
CJSC "Firma Permtelecom"	Cable television	**100**	100	**100**	100
CJSC "FK–Svyaz"	Telecommunication services	**75**	75	**75**	75
CJSC "Centr vnedreniya specializirovanih specsistem"	Data processing systems' engineering	–	100	–	100
CJSC "Svyazinformkomplekt"	Construction–assembly works	–	100	–	100
CJSC "TC Ural"	Fixed–line communication services	–	100	–	100
CJSC "AKIB Pochtobank"	Banking services	–	68.4	–	68.4
CJSC "Association Canal TV"	TV broadcasting	–	55.9	–	55.9

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same fiscal year as Uralsvyazinform.

Disposal of shares in subsidiaries for 2006 is presented below:

Name	Main activity	Carrying amount of net assets disposed	Proceeds from sale	Sale/disposal of share in equity on the date of transaction, %
CJSC "Centr vnedreniya specializirovanih specsistem"	Data processing systems' engineering	39	56	**100**
CJSC "Svyazinformkomplekt"	Construction–assembly works	227	303	**100**
CJSC "AKIB Pochtobank"	Banking services	24,638	44,323	**68.43**
CJSC "Association Canal TV"	TV broadcasting	807	1,356	**55.9**
Total		**25,711**	**46,038**	

In June 2006 in accordance with the decision of the Board of Directors dated May 30, 2006, the Company sold a 100% stake in CJSC "Centr vnedreniya specializirovanih specsistem". The gain in the amount of 17 resulting from the sale of CJSC "Centr vnedreniya specializirovanih specsistem" shares is presented in Note 29.

In May 2006 in accordance with the decision of the Board of Directors dated April 11, 2006, the Company sold a 100% stake in CJSC "Svyazinformkomplekt". The gain in the amount of 76 resulting from the sale of CJSC "Svyazinformkomplekt" shares is presented in Note 29.

(in thousands of Russian Roubles)

9. Consolidated Subsidiaries (continued)

In October 2006 in accordance with the decision of the Board of Directors dated June 19, 2006, the Company sold a 68.4% stake in CJSC "AKIB Pochtobank". The gain in the amount of 19,685 resulting from the sale of CJSC "AKIB Pochtobank" shares is presented in Note 29.

In October 2006 in accordance with the decision of the Board of Directors dated August 10, 2006, the Company sold a 100% stake in CJSC "Association Canal TV". The gain in the amount of 549 resulting from the sale of CJSC "Association Canal TV" shares is presented in Note 29.

Information on the selling price, fair value of identifiable assets, liabilities and contingent liabilities of the disposed subsidiaries at the date of disposal is presented below:

	CJSC "Centr vnedreniya specializirovanih specsistem"	**CJSC "Svyazinform-komplekt"**	**CJSC "AKIB Pochtobank"**	**CJSC "Association Canal TV"**
Selling price	106	303	45,338	1,406
Transaction cost	50	–	1,015	50
Total proceeds	**56**	**303**	**44,323**	**1,356**
Assigned value of identifiable assets and liabilities:				
Property, plant and equipment, net	32	–	55,296	289
Deferred tax asset	–	–	8,359	–
Accounts receivable	1	298	243,044	640
Cash and cash equivalents	6	28	125,947	194
Other current assets	–	9	234,806	567
Accounts payable	–	(108)	(377,777)	(246)
Other non-current liabilities	–	–	(253,655)	–
Total net assets	**39**	**227**	**36,020**	**1,444**
Company's share in disposed subsidiaries	100%	100%	68.4%	55.9%
Company's share in net assets of disposed subsidiaries	**39**	**227**	**24,638**	**807**
Minority interests in net assets of disposed subsidiaries	**–**	**–**	**11,382**	**637**
Total cash inflow/(outflow) from disposed subsidiaries	**50**	**275**	**(81,624)**	**1,162**

On December 20, 2006 the Company made a decision to sell its 100% share in subsidiary TC Ural. The amount of net assets as of that date was 128,887. The Company's consolidated financial statement contains financial results of TC Ural till the date of that decision. The assets and liabilities of TC Ural are presented as assets and liabilities of disposal group classified as held for sale (see Note 10).

(in thousands of Russian Roubles)

10. Assets and liabilities of Disposal Group Classified as Held for Sale

On December 27, 2006 the Company signed agreement with ComLine Ltd to sell 100% share in TC Ural for 137,500. The sales price is determined by the independent appraisal. The decision to sell TC Ural was pre approved by the Company's Board of Directors on December 20, 2006. The Company expects the deal to be completed during the first half of 2007. TC Ural provides wire telephone services on the territory of Urals region and does not represent a separate major line of business or geographical area of operations.

According to IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" in December 2006 the Company commenced to treat TC Ural as "Disposal group classified as held for sale" as its carrying amount will be recovered principally through a sale transaction rather than through continuing use. TC Ural represents group of assets in total amount of 257,331 to be disposed by sale and liabilities in amount of 128,444 directly associated with those assets that will be transferred in the transaction. The group includes the goodwill in amount of 14,453 acquired in a business combination. As of December 31, 2006 the Company measured disposal group classified as held for sale at the lower of its carrying amount and fair value less costs to sell. The Company stopped amortizing assets classified as held for sales starting December 27, 2006.

As of December 31, 2006 the Company classified assets of TC Ural as assets of disposal group classified as held for sale and corresponding liabilities as liabilities of disposal group classified as held for sale:

	2006
Non-current assets	
Property, plant and equipment	169,592
Intangible assets and goodwill	75,855
Long-term investments	238
Long-term advances given	592
Current assets	
Inventories	4,273
Accounts receivable	3,412
Other current assets	2,395
Cash and cash equivalents	974
Total assets of disposal group classified as held for sale assets	**257,331**
Non-current liabilities	
Long-term borrowings	(29,797)
Deferred income tax	(34,029)
Current liabilities	
Accounts payable, accrued expenses and advances received	(54,622)
Other taxes payable	(9,544)
Current portion of long-term borrowings	(452)
Liabilities of disposal group classified as held for sale	**(128,444)**
Net assets of disposal group classified as held for sale	**128,887**

(in thousands of Russian Roubles)

11. Investments in Associates

Investments in associates comprised of the following at December 31:

		2006		2005	
Associate	**Activity**	**Voting shares**	**Carrying value**	**Voting shares**	**Carrying value**
OJSC "Tatincom–T"	Cellular communication services	**33.43%**	**384,688**	33.43%	365,360
CJSC "Uralskaya telefonnaya companiya"	Communication services	**23.00%**	**22,717**	23.00%	37,985
CJSC "Teleross–Ekaterinburg"	Communication services	**50.00%**	**3,962**	50.00%	4,569
CJSC "Teleross–Tyumen"	Communication services	**50.00%**	**4,462**	50.00%	4,712
CJSC "Kurganskiy Sotoviy Telephone"	Communication services	**50.00%**	**–**	50.00%	–
Other			**2,979**		4,430
Total			**418,808**		417,056

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same fiscal year as the Uralsvyazinform.

In 2003 the Company acquired 33.34% of ordinary voting shares of OJSC "Tatinkom-T" for 316,069 and obtained significant influence over it. The excess of the consideration paid over the value of acquired share in net assets of OJSC "Tatinkom-T" in the amount of 210,293 has been treated as goodwill and included in the carrying amount of the investment in the balance sheet at December 31, 2006 and 2005. No impairment was identified by the Company after the testing of the carrying amount of the investment to OJSC "Tatinkom-T" for impairment at December 31, 2006 and 2005.

The Company has investments in the following associate whose net assets were negative as of December 31:

			Net assets as of December 31	
Name	**Activity**	**Voting share, %**	**2006**	**2005**
CJSC "Kurganskiy Sotoviy Telephone"	Cellular communication services	50	**(16,846)**	(12,288)

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of the associated company, except for investment in CJSC "Kurganskiy Sotoviy Telephone". For this associate the carrying amount of the investment was reduced to zero considering that the associate reported accumulated losses exceeding the cost of the respective investment.

(in thousands of Russian Roubles)

11. Investments in Associates (continued)

Movement in investments in associates is presented below for the years ended December 31:

	2006	2005
Investments in associates at January 1	**417,056**	411,976
Share of income net of income tax 5,331 (2005 – 3,067) and dividends - 37 (2005 – 387)	**3,201**	6,112
Acquisition of additional shares	**–**	(1,032)
Impairment of investments in associates recognized in current year	**(1,449)**	–
Investments in associates at December 31	**418,808**	417,056

In 2006 the Company recognized the impairment loss for CJSC "Ural-Teleservice" in amount of 1,449 (2005 – 0) and included this amount in the Consolidated Income Statement as "Share of result of associates, net". CJSC "Ural-Teleservice" ceased its operations in 2006. The management of the Company does not have any information whether CJSC "Ural-Teleservice" will continue its activities in 2007. As of December 31, 2006 the carrying amount of the investment in CJSC "Ural-Teleservice" is 0.

In 2006 the Company didn't recognize share in net loss of the associate CJSC "Kurganskiy Sotoviy Telephone" in amount of 2,279. As of December 31, 2006 the Company's share in the accumulated net loss of the associate CJSC "Kurganskiy Sotoviy Telephone" comprised 8,423 (2005 – 6,144). The Company doesn't recognize in its consolidated financial statement investments in associates, which accumulated net loss exceeds the amount of its carrying value.

The following table illustrates summarized financial information of the associates:

Associate	Voting shares	Assets	Liabilities	Revenues	Net income/(loss)
2006					
OJSC "Tatincom-T"	**33.43%**	**761,423**	**(239,756)**	**689,143**	**57,810**
CJSC "Uralskaya telefonnaya companiya"	**23%**	**279,719**	**(180,944)**	**376,169**	**(66,385)**
CJSC "Teleross-Tyumen"	**50%**	**9,475**	**(550)**	**2,240**	**(500)**
CJSC "Teleross-Ekaterinburg"	**50%**	**8,010**	**(86)**	**2,611**	**(1,215)**
CJSC "Kurganskiy Sotoviy Telephone"	**50%**	**3,350**	**(20,196)**	**344**	**(4,559)**
2005					
OJSC "Tatincom-T"	33.43%	729,132	(265,275)	505,827	16,324
CJSC "Uralskaya telefonnaya companiya"	23%	279,510	(114,360)	290,544	4,097
CJSC "Teleross-Tyumen"	50%	9,974	(550)	4,000	(239)
CJSC "Teleross-Ekaterinburg"	50%	9,299	(160)	3,980	(1,580)
CJSC "Kurganskiy Sotoviy Telephone"	50%	3,324	(15,612)	712	(758)
CJSC "Ural-Teleservice"	25.2%	17,675	(11,925)	13,987	1,012

(in thousands of Russian Roubles)

12. Long-term investments

Available-for-sale investments were presented by shares in the following entities as of December 31:

	2006		2005	
Company	**Ownership interest**	**Carrying value**	**Ownership interest**	**Carrying value**
Long-term investments				
OJSC "Svyazintech"	**11%**	**12,591**	11%	12,591
OJSC AKB "Svyazbank"	**0.50%**	**11,231**	0.50%	11,231
CJSC "RusleasingSvyaz"	**7.30%**	**–**	7.30%	2,847
OJSC Sberbank West-Ural bank	**0.000225%**	**4,174**	0.000225%	1,695
Other		**10,812**		12,720
Total long-term investments		**38,808**		41,084

Change in fair value of financial investments available for sale comprised 2,692 in 2006 (2005 – 1,479) and is included in Equity statement.

Available-for-sale investments in amount of 238 were reclassified to the assets of disposal group classified as held for sale (see Note 10).

In 2006 the Company sold its share in CJSC "Rusleasingsvyaz". The carrying value of CJSC "Rusleasingsvyaz" at the disposal date was 2,847 and the sale price comprised 783. The loss from disposal in amount of 2,064 is included in gain (loss) on sale of subsidiaries, associates and other investments (see Note 29).

In 2006 the Company sold its share in OJSC "Khanty-Mansyisky bank". The carrying value of OJSC "Khanty-Mansyisky bank" at the disposal date was 174 and the sale price comprised 210. The gain from disposal in amount of 36 is included in gain (loss) on sale subsidiaries, associates and other investments (see *Note 29*).

In 2006 the Company sold its share in OJSC "BETO". The carrying value of OJSC "BETO" at the disposal date was 88 and the sale price comprised 82. The gain from disposal in amount of 4 is included in gain (loss) on sale subsidiaries, associates and other investments (see Note 29).

In 2006 the Company sold its share in "West-Siberian Commercial Bank". The carrying value of "West-Siberian Commercial Bank" at the disposal date was 7 and the sale price comprised 10. The gain from disposal in amount of 3 is included in gain (loss) on sale subsidiaries, associates and other investments (see Note 29).

The Company recognized loss on write off of the investment in Non-state Pension Fund "Iset-Fund" in amount of 100 (see Note 29).

(in thousands of Russian Roubles)

13. Long-Term Accounts Receivable and Other Financial Assets

Long-term accounts receivable and other assets comprised the following as of December 31:

	2006	2005
Long-term loans given	**167,014**	174,878
Long-term accounts receivable	**104,795**	211,931
Long-term VAT recoverable	**5,051**	9,809
Total	**276,860**	396,618

Long-term loans given were accounted at amortized cost using the effective interest rate of 18% as of December 31, 2006 (2005 – 21%). The long-term loans given decreased due to the sale of share in CJSC "AKIB Pochtobank" (see Note 9).

14. Long-Term Advances Given

Long-term advances given to suppliers of equipment comprised the following as of December 31:

	2006	2005
Advances given for capital construction	**107,558**	323,880
Acquisition and implementation of Oracle E-Business Suite software (see Note 7)	**146,301**	125,905
Total	**253,859**	449,785

15. Inventories

Inventories comprised the following as of December 31:

	2006	2005
Cable, materials and spare parts for telecommunications equipment	**186,385**	229,797
Construction materials, fuel and instruments	**44,319**	99,408
Finished goods and goods for resale	**81,017**	72,998
Other inventories	**204,984**	346,495
Provision for inventory obsolescence	**(20,041)**	(8,446)
Total	**496,664**	740,252

In 2006 the increase in provision for inventory obsolescence 11,595 (2005 – 148) is included in "Other operating expenses" in the Consolidated Income Statement.

16. Accounts Receivable

Accounts receivable comprised the following as of December 31:

	2006	2005
Trade receivables – telecommunication services	**2,788,011**	2,653,365
Trade receivables – other	**182,894**	203,805
Provision for impairment of trade receivables	**(704,078)**	(1,043,595)
Total	**2,266,827**	1,813,575

(in thousands of Russian Roubles)

16. Accounts Receivable (continued)

Trade Accounts receivable for telecommunication services were due from the following major customer groups as of December 31:

	2006	2005
Residential customers	**1,117,620**	1,276,939
Corporate customers	**583,797**	533,482
OJSC "Rostelecom"	**414,292**	57
National operators	**392,564**	239,912
Government customers	**120,998**	114,184
Tariff compensation from the state budget	**158,740**	488,791
Total	**2,788,011**	2,653,365

All Company's Trade Accounts receivable are denominated in Russian Roubles as of December 31, 2006 and 2005.

The Company invoices its governmental and corporate customers on a monthly basis. The Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Roubles, in effect at the time the calls are made. In certain cases the Company managed to collect penalties for payment delays and to enforce reimbursement in arbitration court.

The debt of social security organizations with regard to the compensation of expenses relating to privileges granted to certain categories of subscribers amounted to 5.5% of the total trade accounts receivable as of December 31, 2006 (2005 – 17.8%). The Company collected accounts receivable for tariff compensation in the amount of 267,219 from the federal budget in 2006 in a judicial proceeding and expects to collect 44,037 in 2007.

As of December 31, 2006, based on assessment of the probability of recovery of accounts receivable related to compensation due from social organization, and taking into account potential judicial enforcement of debts, the provision for bad debt accounts receivable was created by the company in the amount 158,740, or 100% of the accounts receivable from social security organization.

The following summarizes the changes in the provision for impairment of trade receivables:

	2006	2005
Balance at January 1	**(1,043,595)**	(1,184,429)
Provision for the year	**132,878**	61,002
Trade receivables written off	**206,639**	79,832
Balance at December 31	**(704,078)**	(1,043,595)

In 2006 the net gain on recovery of provision for impairment comprised 132,878 (2005 – 61,002) and was included in Provision for impairment of receivables in the Consolidated Income Statement.

(in thousands of Russian Roubles)

17. Other Current Assets, Net

Other current assets comprised the following as of December 31:

	2006	2005
Deferred expenses	**767,168**	588,300
VAT receivable	**350,904**	1.508,472
Prepayments and advance payments	**168,531**	328,240
Short-term loans given	–	297.520
Other prepaid taxes	**44,643**	19,514
Settlements with personnel	**48,587**	32.556
Short-term investments	–	289
Total	**1,379,833**	2.774.891

As of December 31. 2006 the Company created provision for impairment of other current assets in the amount of 103.015. The related expense was included in Provision for impairment of receivables in the Consolidated Income Statement.

18. Cash and Cash Equivalents

Cash and cash equivalents comprised the following as of December 31:

	2006	2005
Cash at bank and on hand	**644,945**	461,581
Other cash equivalents	**629**	25.892
Total cash and cash equivalents	**645,574**	487.473

19. Significant Non-Cash Transactions

The Company has received telecommunication equipment in the amount of 1,415.331 under lease in 2006 (2005 – 1,211.486).

The gross book value of property, plant and equipment received under vendor financing terms in 2006 comprised 1.132.408 (2005 – 1.532.666).

Non-cash transactions have been excluded from the consolidated statement of cash flows.

20. Share Capital

Total number of outstanding shares is as follows:

	Number of shares outstanding (thousands)	Par value	Carrying value
As at December 31, 2004	**40,134,723**	**4,816,167**	**8,749,303**
Preference	7.835.941	940.313	1.708.222
Ordinary	32.298.782	3.875.854	7.041.081
As at December 31, 2005	**40,134,723**	**4,816,167**	**8,749,303**
Preference	7.835.941	940.313	1,708.222
Ordinary	32.298.782	3.875.854	7,041.081
As at December 31, 2006	**40,134,723**	**4,816,167**	**8,749,303**

(in thousands of Russian Roubles)

20. Share Capital (continued)

The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated trough January 1, 2003. All issued shares have been fully paid.

All shares have a par value of 0.12 Rouble. Ordinary shareholders are entitled to one vote per share.

Preference shares give the holders the right to participate in the general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. Preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income of Uralsvyazinform for the year. If Uralsvyazinform fails to pay the above mentioned dividends or has no profits in any year, preferred shareholders have the right to vote in the general shareholders' meeting. Owners of preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been made. The annual amount of dividends on preference shares may not be less that of the dividends on ordinary shares. The preference shareholders participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (see Note 31).

In a case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Distributable earnings of the parent company are limited to its retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the parent company as of December 31, 2006 and 2005 comprised 8,663,781 and 7,258,078, respectively.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported the net income of 2,084,690 and 2,194,986 in its statutory financial statements in 2006 and 2005, respectively.

Dividends were declared in 2006 in respect of 2005 to holders of ordinary shares and preference shares of 0.01605 Rouble per ordinary share (2005 – 0.01500 Rouble per ordinary share) and 0.02802 Rouble per preference share (2005 – 0.02710 Rouble per preference share).

In June 1997 the Company signed a Deposit agreement with The Bank of New York as a Depositary and Owners and Holders of American Depositary Receipts. At the same time, the Securities and Exchange Commission (SEC) registered a Level 1 ADR program for ordinary shares. In August 2002 the Company changed the Depositary by signing new Deposit agreement with JP Morgan Chase Bank as the successor Depositary.

In September 2002, the SEC registered the Level 1 ADR program for preference shares on the basis of a Depositary agreement signed by Uralsvyazinform, JP Morgan Chase Bank as a Depository and Holders of American Depositary Receipts.

(in thousands of Russian Roubles)

20. Share Capital (continued)

The following table represents ADR registration for 2004-2006:

	ADR (quantity)	Ordinary shares equivalent (quantity)	Ordinary shares %	Charter capital %
December 31, 2004	**20,734,294**	**4,146,858,800**	**12.84%**	**10.33%**
Decrease 2005	(2,270,075)	(454,015,000)	(1.41%)	(1.13%)
December 31, 2005	**18,464,219**	**3,692,843,800**	**11.43%**	**9.20%**
Decrease 2006	(7,299,768)	(1,459,953,600)	(4.52%)	(3.64%)
December 31, 2006	**11,164,451**	**2,232,890,200**	**6.91%**	**5.56%**

Currently ADR are traded on the following stock markets:

	CUSIP(WKN)		**ADR ticker**		**ISIN**	
Stock market	ADR	ADR pfd.	ADR	ADR pfd.	ADR	ADR pfd.
Frankfurt Stock Exchange (FSE)	908291	164647	URL	URL 1	US9168871021	US9168872011
Berlin Stock Exchange (BerSE)	908291	164647	URL	URL 1	US9168871021	US9168872011
Xetra	908291	164647	URL	URL 1	US9168871021	US9168872011
Stuttgart Stock Exchange (SSE)	908291	–	URL	–	US9168871021	–
Dusseldorf Stock Exchange (SSE)	908291	–	URL	–	US9168871021	–
Munich Stock Exchange (SSE)	908291	–	URL	–	US9168871021	–

The Company's shareholding structure as of December 31, 2006 was as follows:

	Ordinary shares		**Preference shares**		**Total**
	Number (thousands)	**%**	**Number (thousands)**	**%**	**Number (thousands)**
Svyazinvest	16,806,946	51	–	–	16,608,946
Other legal entities	13,066,161	41	6,023,111	77	19,089,272
Individuals	2,623,675	8	1,812,830	23	4,436,505
Total	**32,298,782**	**100**	**7,835,941**	**100**	**40,134,723**

(in thousands of Russian Roubles)

21. Borrowings

Borrowings comprised the following as of December 31:

	Weighted average interest rate	Maturity date	2006	2005
Short–term borrowings				
Bank loans (Roubles)	10.08%	2007	**740,000**	1,115,000
Bank loans (Euro)	10%		**–**	22,609
Total bank loans			**740,000**	1,137,609
Vendor financing:				
Vendor financing (Roubles)		2007	**460,212**	503,971
Vendor financing (US Dollars)		2007	**2,020**	100,602
Vendor financing (Euro)		2007	**7,373**	71,362
Total vendor financing			**469,605**	675,935
Promissory notes	8.5%		**55,288**	–
Interest payable			**308**	3,533
Total short–term borrowings			**1,265,201**	1,817,077
Long–term borrowings				
Bank loans (Roubles)	9.52%	2007-2011	**9,201,736**	6,802,448
Bank loans (US Dollars)	7.65%	2007	**36,935**	80,671
Bank loans (Euro)	Euribor+0.82	2008-2014	**1,567,709**	1,242,406
Total bank loans			**10,806,380**	8,125,525
Bonds (Roubles)	9%		**10,042,908**	10,160,647
Vendor financing (US Dollars)		2007	**160,254**	192,632
Vendor financing (Euro)	3.59%	2007	**21,487**	115,334
Total vendor financing			**181,741**	307,966
Promissory notes (Roubles)	12.1%	2007	**593,713**	1,160,344
Promissory notes (US Dollars)			**–**	234,640
Total promissory notes			**593,713**	1,394,984
Restructured customer payments for connection (RUR)			**57,132**	81,439
Other loans (Euro)	Euribor+3.16	2010	**122,843**	6,000
Total long-term borrowings including current portion			**21,804,718**	20,076,561
Less: Current portion of long–term borrowings			**(4,729,982)**	(5,411,797)
Total long–term borrowings			**17,074,736**	14,664,764

As of December 31, 2006 long-term loans and borrowings included interest payable in the amount of 383,904 (2005 – 492,062).

As of December 31, 2006 bank loans are secured by property, plant and equipment with the carrying value of approximately 10,960,606 (2005, as restated – 7,442,107).

(in thousands of Russian Roubles)

21. Borrowings (continued)

Long-term borrowings had the following maturity as of December 31, 2006:

Maturity date	Bank loans	Bonds	Restructured customer payments	Vendor financing	Other loans and borrowings	Promissory notes	Total
2007	697,878	3,213,830	4,048	181,741	38,771	593,713	4,729,982
2008	6,019,328	2,000,000	42	–	–	–	8,019,370
2009	2,083,766	379,723	5,641	–	–	–	2,469,130
2010	93,606	2,000,000	750	–	84,072	–	2,178,428
2011	1,300,030	2,012,537	28,940	–	–	–	3,341,507
After 2011	611,772	436,818	17,710	–	–	–	1,066,301
Total	**10,806,380**	**10,042,908**	**57,132**	**181,741**	**122,843**	**593,713**	**21,804,718**

The Company's borrowings are denominated in the following currencies:

Currency	2006	2005
Russian Roubles	**21,151,285**	19,832,722
Euro	**1,719,424**	1,451,778
US dollars	**199,210**	609,138
Total	**23,069,919**	21,893,638

The Company has not entered into hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-Term Borrowings

Bank Loans

Most short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

International Moscow Bank CJSC

In December 2006 International Moscow Bank provided the Company with loan in the amount 620,000. The loan matures on May 30, 2007 and bears 9.9 % interest. The loan is not secured.

Promissory Notes

In December 2006 the Company issued promissory notes in the total amount of 55,288 that were used to finance purchase of ADSL-modems and to pay for installation services. The promissory notes mature in June 2007. The effective interest rate is 8.5% per annum and the promissory notes mature on demand not earlier 360 days from date of issue.

(in thousands of Russian Roubles)

21. Borrowings (continued)

Long-Term Loans and Borrowings

OJSC Sberbank

Long-term borrowings from Sberbank mostly represent rouble denominated loans in amount of 2,631,000 received in 2006. The loans bear interest of 8.5-9.5%. The loans mature in 2008-20011.

As of December 31, 2006 the outstanding amount was 2,637,840. The loans are secured with property, plant and equipment in the amount of 3,000,000.

Gazprombank

Long-term borrowings from Gazprombank mostly represent rouble denominated loans in amount of 3,500,000, received in 2004-2006. The loans mature in 2007-2008. The loans bear 9.8% interest. As of December 31, 2006 the outstanding amount was 3,853,040. The loans are secured with property, plant and equipment in the amount of 4,000,000.

ING BHF-BANK

In 2006 ING BHF-BANK Aktiengesellshaft provided the Company with a loan in the amount of 17,468 thousands Euro or 629,880. As of December 31, 2006 the outstanding amount to ING BHF-BANK Aktiengesellshaft comprised 43,958 thousands Euro or 1,525,191. The loan matures in December 2014. The loan bears interest of the floating rate of Euribor plus 0.875% per annum, having approximated 4.205% per annum in 2006. The loan is unsecured.

Raiffeisen Bank Austria

In accordance with credit agreement with Raiffeisen Bank Austria the bank may demand early repayment in the following instances: overdue liabilities exceeding 800,000; disposal, pledge of property in excess of 35 % of total assets. The stated covenants have not been violated during 2006.

Other Loans

Iskratel d.o.o

In September 2006 "Iskratel, telecommunications system" (Slovenia) provided the Company with a loan in amount of 3,500 thousands Euro or 120,772 for financing of equipment. The loan matures in 2010. The loan bears 6.7% annual interest payable quarterly. As of December 31, 2006 the outstanding amount was 3,541 thousands Euro or 122,843. The loan is unsecured.

(in thousands of Russian Roubles)

21. Borrowings (continued)

Bonds

In June 2003, the Company registered the issue of 3,000,000 interest-bearing bearer's bonds series 03 with a par value of 1,000 Roubles each. Interest is payable twice a year. The coupon effective rate is set at 14.5% per annum. In July 2006 coupon yield and bonds were repaid.

In September 2004, the Company registered the issue of 3,000,000 interest-bearing bearer's bonds, series 04, with a par value of 1,000 Roubles each. Interest is payable twice a year. The coupon effective rate is set at 9.99% per annum. The bonds mature in 1,092 days from the date of issue on November 1, 2007.

In April 2005 the Company registered the issue of 2,000,000 inconvertible certified interest-bearing bearer bonds, series 05, with a par value of 1,000 Roubles each. The bonds have 6 coupon periods. Repayments for the first period is effective on the 182nd day from the date of the issue, and the other coupon repayments are effective every 182nd day. The coupon effective rate is set at 9,19% per annum. The bonds mature in 1,092 days from the date of issue, on April 17, 2008. These bonds do not provide put options.

In November 2005 the Company registered the issue of 2,000,000 inconvertible certified interest-bearing bearer bonds, series 06, with par value of 1,000 Roubles each. The bonds have 12 coupon periods of 182 days each. The bonds are to be redeemed time-phased: in the amount of 20% from the date of issue every six months starting from the 1465th day from the date of issue, i.e. November 2009. These bonds do not provide put options.

In March 2006 the Company registered the issue of 3,000,000 inconvertible certified interest-bearing bearer bonds, series 07, with par value of 1,000 Roubles each. The bonds have 12 coupon periods of 182 days each. The coupon effective rate is set at 8.40%.

The bonds mature as follows: 20% of par value one 1,465th day from the date of issue, i.e. March 2010; 20% of par value one 1,638th day from the date of issue, i.e. September 2010; 20% of par value one 1,820th day from the date of issue, i.e. March 2011; 20% of par value one 2,002th day from the date of issue, i.e. September 2011; 20% of par value one 2,184th day from the date of issue, i.e. March 2012.

Promissory Notes

In December 2005 the Company issued promissory notes in the nominal amount of 465,819. The promissory notes mature in June 2007. The selling price was determined as 400,000. The effective interest rate is 11% per annum.

(in thousands of Russian Roubles)

22. Finance Lease Obligations

The Company purchases telecommunication equipment under finance lease contracts. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease are as follows payments as of December 31:

	2006		2005	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**1,418,255**	**1,012,698**	1,128,165	786,239
Long-term portion (from 1 to 5 years)	**2,174,669**	**1,753,358**	1,825,423	1,466,653
Long-term portion (later than 5 years)	–	–	54,750	13,224
Total minimum lease payments	**3,592,924**	–	3,008,338	–
Less amounts representing finance charges	**(826,868)**	–	(742,222)	–
Present value of minimum lease payments	**2,766,056**	**2,766,056**	2,266,116	2,266,116

The net book value of plant and equipment held under finance lease as of December 31, 2006 is 4,097,714 (2005 – 3,317,444) (see Note 6).

In 2006 and 2005, the Company's primary lessor was OJSC "RTC-Leasing". In 2006, the effective interest rate concerning lease liabilities ranged from 14% to 20% per annum (2005 – 14% to 20% per annum).

OJSC "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC "RTC-Leasing" as of December 31, 2006 comprised 2,733,230 (2005 – 1,880,558) including the principal amount of 2,077,649 (2005 – 1,414,371) and 655,581 interest payable (2005 – 466,188).

OJSC "RTC-Leasing" is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2006 finance lease obligations denominated in US Dollars and Euro comprised 29,700 and 56,507 respectively (2005: 66,088 and 92,041respectively).

23. Accounts Payable, Accrued Expenses and Advances Received

Accounts payable and other current liabilities comprised the following as of December 31:

	2006	2005
Trade accounts payable	**1,432,261**	1,054,951
Salaries and wages	**917,086**	736,127
Advances received from subscribers	**861,623**	748,886
Accounts payable to equipment suppliers and constructors	**328,784**	556,101
Payables to agents	**122,817**	22,693
Payables for Universal Reserve	**89,017**	178,170
Accounts payable for voluntary property insurance	**84,024**	38,968
Other accounts payable	**68,429**	77,654
Total	**3,904,041**	3,413,550

The accounts payable for capital investments in the amount of 67,706 and 231,165 included in the trade payables as of December 31, 2006 and 2005, respectively, are denominated mostly in USD and Euro.

(in thousands of Russian Roubles)

24. Other Taxes Payable

Current taxes payable comprised the following as of December 31:

	2006	2005
Property tax	**196,650**	171,625
Unified social tax	**96,928**	104,531
Value added tax	**70,836**	644,232
Personal income tax	**54,280**	66,768
Other taxes	**12,480**	6,675
Total	**431,174**	993,831

Value added tax payable in the amount of 70,836 (2005 - 399,118) is the deferred VAT that is only payable to the tax authorities when the underlying receivable is recovered or written off.

25. Pension Liabilities

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plan, which covers most of its employees.

The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. According to the plan terms the pensions are defined monetary values which depend on participants' positions and are not linked to salaries. In order to be eligible for the pension the employee should have past service period not less than fifteen years at the moment of retirement.

Non-government pension fund "Telecom-Soyuz" (hereinafter – NPF Telecom-Soyuz), which is related to the Company (see *Note 35*), maintains the defined benefit pension plan. The Company funds the pension plan on a pay-as-you-go basis upon agreement with the pension fund.

The Company further provides other long-term employee benefits of a defined benefit nature such are lump-sum payments upon retirement, death, disability and jubilees to its active and former employees.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

As of December 31, 2006 there were 16,183 working employees participating to the defined benefit pension plan of the Company and 10,399 pensioners eligible to the other post-employment benefit plans provided by the Company (as of December 31, 2005 – 33,933 and 7,902 respectively).

As of December 31, 2006 and 2005 the net liabilities of defined benefit pension and other post-employment benefit plans comprised the following:

	2006	2005
Present value of defined benefit obligation	**(3,171,983)**	(3,444,676)
Fair value of plan assets	**5,228**	187,897
Present value of unfunded obligation	**(3,166,755)**	(3,256,779)
Unrecognized past service cost	**1,875,314**	2,057,210
Unrecognized actuarial (gains) losses	**(258,396)**	374,640
Net pension liability in the balance sheet	**(1,549,837)**	(824,929)

(in thousands of Russian Roubles)

25. Pension Liabilities (continued)

The amount of net expense for the defined benefit pension and other post-employment benefit plans recognized in 2006 and 2005 were as follows:

	2006	2005
Current service cost	**(209,800)**	(91,123)
Interest cost on benefit obligation	**(252,677)**	(145,988)
Expected return on plan assets	**6,892**	13,149
Net actuarial (losses) recognized in the year	**(2,061)**	–
Amortization of past service cost – non-guaranteed portion	**(184,479)**	(42,212)
Immediate recognition of past service cost	**(179,487)**	(60,579)
Gains on curtailments and settlements	**14,901**	–
Net expense for the defined benefit plan	**806,711**	326,753
Actual return on plan assets	**2,833**	21,853

Increase in current service cost, interest cost on benefit obligation and amortization of the past service cost in 2006 contributed into the growth of the amount of the defined benefit expenses in 2006 and was caused by the considerable rising of the present value of the defined benefit obligation in 2005 as a result of changes introduced for the existing defined benefit plan.

Changes in the present value of the defined benefit obligation in 2006 and 2005 were as follows:

	2006	2005
Defined benefit obligation at January 1	**(3,444,676)**	(1,094,121)
Interest cost on benefit obligation	**(252,677)**	(145,988)
Current service cost	**(209,800)**	(91,122)
Past service cost	**(182,070)**	(1,779,579)
Benefits paid	**84,387**	49,478
Liabilities extinguished on settlements	**182,919**	–
Actuarial gains/(losses) on obligation	**649,934**	(383,344)
Defined benefit obligation at December 31	**(3,171,983)**	(3,444,676)

Changes in the fair value of plan assets in during 2006 and 2005 were as follows:

	2006	2005
Fair value of plan assets at January 1	**187,897**	115,823
Expected return	**6,892**	13,149
Actuarial gains	**(4,059)**	8,704
Benefits paid	**(84,387)**	(49,478)
Assets distributed on settlement	**(182,923)**	–
Contributions by employer	**81,808**	99,699
Fair value of plan assets at December 31	**5,228**	187,897

The Company expects to contribute 224,800 to its defined benefit pension plans in 2007.

(in thousands of Russian Roubles)

25. Pension Liabilities (continued)

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2006	2005
Russian equities	**9.2%**	1.5%
Russian corporate bonds	**34.2%**	22.7%
Russian government bonds	**30.8%**	39.0%
Promissory notes	**24.9%**	33.1%
Other assets	**0.9%**	3.7%

As of December 31, 2006 and 2005 the principle actuarial assumptions of defined benefit pension and other post-employment benefit plans were as follows:

	2006	2005
Discount rate	**7%**	7%
Expected return on plan assets	**8.5%**	9.69%
Future salary increases	**9.2%**	8.15%
Relative pay increase (career progression)	**1%**	1%
Rate used for calculation of annuity value	**6%**	6%
Increase in financial support benefits	**5%**	5%
Staff turnover	**7%**	5%
Mortality tables (source of information)	**USSR 1985/86**	USSR 1985/86

The overall expected rate of return on assets is determined based on the market prices prevailing on that date and the structure of the plan assets portfolio. There has been change in the expected return on plan assets due some decrease in return on corporate promissory notes and decrease in their share in total plan assets in 2006.

Amounts for the current and previous four periods are as follows:

	2006	2005	2004	2003	2002
Present value of defined benefit obligation	**3,171,983**	3,444,677	1,094,121	987,787	834,441
Plan assets	**5,228**	187,898	115,823	111,550	74,824
Surplus	**3,166,755**	3,256,779	978,298	876,236	759,617
Experience adjustments on plan liabilities	**639,749**	39,989	–	–	–
Experience adjustments on plan assets	**(4,059)**	8,704	2,789	4,601	5,406

(in thousands of Russian Roubles)

26. Revenues

By revenue types	2006	2005, as restated
Cellular services	**10,144,658**	9,062,366
Local telephone calls	**8,221,982**	7,392,078
Services for national operators	**5,166,100**	2,504,798
Inter-regional telephone calls	**3,520,194**	–
New services (Internet, ISDN, ADSL, IP-telephony)	**2,023,518**	1,413,878
Other telecommunications services	**980,214**	652,158
Assistance services	**852,996**	–
Installation and connection fees	**682,618**	1,275,472
Data transfer and telemetric services	**565,236**	348,529
Radio and TV broadcasting	**484,526**	448,492
Rent of telephone channels	**325,456**	227,098
Documentary services	**46,129**	55,052
Long distance calls - national	–	6,216,906
Long distance calls – international	–	1,347,396
Other revenues	**911,413**	765,649
Total	**33,925,040**	31,709,872

New regulations required in pursuance of the Federal Law on Communications came into force starting January 1, 2006 and resulted in changes in inter-regional, domestic and international services providing.

From January 2006 domestic and international long-distance telephone services are provided only by operators with proper license. The Company ceased to provide these services and based on licenses received provide inter-regional telephone services.

In 2005 the Company did not present revenues from inter-regional telephone services separately, as no tariffs were approved for this type of services. In 2005 revenues from inter-regional connections were combined with revenues from intercity calls services. For comparability purposes the Company made the following reclassifications between types of revenues for 2005:

	As previously reported	Reclassifications	As restated
Services for national operators	1,617,604	887,194	2,504,798
New services	1,428,155	(14,277)	1,413,878
Long distance calls - national	7,089,823	(872,917)	6,216,906

The Company identifies revenue by the following major customer groups:

Customer groups	2006	2005
Residential customers	**19,119,347**	16,947,178
Corporate customers	**6,269,615**	9,342,313
Rostelecom	**4,193,345**	984,722
Other operators	**2,412,903**	2,540,366
Government customers	**1,925,559**	1,745,408
Tariff compensation from the state budget	**4,271**	149,885
Total	**33,925,040**	31,709,872

In 2006 the services for national operators settled through barter transactions amounts to 5,371,350 (2005 – 351,400).

(in thousands of Russian Roubles)

27. Other Operating Expenses

	2006	2005, as restated
Charitable contributions, Contributions to labour union	**(333,085)**	(207,472)
Universal service fund payments	**(323,540)**	(219,196)
Expenses for cleaning of premises	**(302,945)**	(283,190)
Payments to Non-commercial Partnership (Note 35)	**(229,911)**	(228,973)
Payments to "Radiochastotniy centr" and Gossvyaznadzor	**(190,689)**	(17,100)
Audit and consulting fees	**(195,964)**	(142,900)
Business travel expenses and representation costs	**(172,887)**	(146,894)
Education expenses	**(123,506)**	(105,241)
Delivery of invoices, letters and telegrams	**(152,377)**	(6,058)
Bank services fees	**(97,843)**	(122,430)
Cost of goods sold	**(96,727)**	(86,380)
Civil Defence	**(40,242)**	(65,767)
Expenses related to issuance of sim - cards	**(38,938)**	(15,953)
Registration of immovable property	**(37,303)**	(28,241)
Transportation services	**(35,376)**	(40,101)
Post services	**(16,064)**	(15,275)
Other expenses	**(607,348)**	(576,499)
Total	**(2,994,745)**	(2,307,670)

Other expenses primarily consist of charges for cash collection services, certification, property rights state registration and expenses related to land geodetic surveying.

28. Interest Expense, Net

	2006	2005
Interest income	**66,323**	105,801
Interest expense on loans	**(2,084,218)**	(1,823,189)
Interest expense accrued on finance leases	**(464,860)**	(414,133)
Interest expense on vendor financing	**(7,839)**	(11,363)
Total	**(2,490,594)**	(2,142,884)

29. Gain (Loss) on Sale of Subsidiaries, Associates and Other Investments

	2006	2005
Gain on sale of share in CJSC "AKIB Pochtobank"	**19,685**	–
Gain on sale of share in CJSC "Association Canal TV"	**549**	–
Gain on sale of share in CJSC "Svyazinformkomplekt"	**76**	–
Gain on sale of share in CJSC "Centr vnedreniya specializirovanih specsistem"	**17**	–
Loss on disposal of share in NPF "Svyazist"	–	(16,900)
Loss on sale of share in LLC "Infinvest"	–	(144)
Gain on sale of other investments	**4,306**	3,217
Dividend income	**1,233**	431
Total	**25,866**	(13,396)

(in thousands of Russian Roubles)

30. Income Tax Expense

Income tax charge comprised the following for the years ended December 31:

	2006	2005, as restated
Current income tax expense	**764,751**	709,027
Adjustment in respect of current tax of previous years	**(171,895)**	–
Deferred tax (income) expense	**(95,829)**	223,730
Total income tax for the year	**497,027**	932,757

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2006	2005, as restated
Profit before income tax	**1,326,794**	2,849,816
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**318,431**	683,956
Increase (decrease) resulting from the effect of:		
Adjustment in respect of current tax of previous years	**(171,895)**	–
Non-taxable income	**(5,189)**	(3,318)
Non-deductible expenses	**393,466**	303,769
Carry forward of unused tax losses	–	(28,770)
Other	**(37,786)**	(22,880)
Total income tax charge for the year	**497,027**	932,757
Effective income tax rate	**37%**	33%

The composition of deferred income tax assets and liabilities as of December 31, 2006 and 2005 was as follows:

	As at December 31, 2004, as restated	Origination and reversal of temporary differences, as restated	Acquisition of subsidiaries	As at December 31, 2005, as restated	Origination and reversal of temporary differences	Disposal of subsidiaries	Reclass to liabilities held for sale	As at December 31, 2006
Deferred tax assets								
Accounts payable and accrued liabilities	22,116	5,983	–	16,133	56,021	–	–	72,154
Accounts receivable	224,491	(106,498)	–	117,993	(71,989)	(8,359)	–	37,645
Finance lease obligations	184,665	190,670	–	375,335	234,940	–	–	610,275
Pension liabilities	–	50,109	–	50,109	57,643	–	–	107,752
Total deferred tax assets	**431,272**	**128,298**	–	**559,570**	**276,615**	**(8,359)**	–	**827,826**
Deferred tax liabilities								
Fixed assets	(2,570,903)	(329,221)	3,981	(2,896,143)	(166,979)	–	1,970	(3,061,152)
Intangible assets	(38,518)	(20,597)	(15,684)	(74,799)	3,946	–	14,736	(56,117)
Effect from i nvestments valuation	(20,666)	(3,322)	–	(23,988)	(342)	–	–	(24,330)
Other	(5,486)	1,111	(17,993)	(22,368)	(17,411)	–	17,323	(22,456)
Total deferred tax liabilities	**(2,635,573)**	**(352,029)**	**(29,696)**	**(3,017,298)**	**(180,786)**	–	**34,029**	**(3,164,055)**
Deferred tax liabilities, net	**(2,204,302)**	**(223,730)**	**(29,696)**	**(2,457,728)**	**95,829**	**(8,359)**	**34,029**	**(2,336,229)**

(in thousands of Russian Roubles)

30. Income Tax Expense (continued)

The movement in deferred tax liability was as follows for the years ended December 31:

	2006	2005
Deferred tax liability, at January 1	**(2,457,728)**	(2,204,302)
Deferred tax expense	**95,829**	(223,730)
Deferred tax liabilities increase due to subsidiary acquisition	–	(29,696)
Deferred tax assets of subsidiaries disposed	**(8,359)**	–
Reclassification to liabilities of disposal group classified as held for sale	**34,029**	–
Net deferred tax liability at December 31	**(2,336,229)**	(2,457,728)

Included into non-deductible items are employee benefits expenses in amount 274,840 (2005 - 147,874) measured using the projected unit credit actuarial valuation method and included also the amounts of past service cost and actuarial gains/(losses) that can be recognized (amortized) in the reporting period.

31. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares in issue during the period.

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data are stated in Roubles):

	2006	2005
Profit for the year attributable to equity holders of the parent	**828,719**	1,902,961
Weighted average number of shares outstanding (thousands) (see Note 20)	**40,134,723**	40,134,064
Basic and diluted earnings per share attributable to equity holders of the parent, Russian Roubles	**0.021**	0.047

The Company has no dilutive potential relating to ordinary shares, therefore, the diluted earnings per share equal basic earnings per share.

32. Dividends Declared and Proposed for Distribution

Dividends declared in 2006 based on the 2005 results:

The annual shareholders' meeting approved the following dividends based on 2005 results:

Dividends on ordinary shares – 0.01605 Roubles per share	518,395
Dividends on preference shares – 0.02802 Roubles per share	219,562
Total	**737,957**

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations and earned by the Company. Dividends are accrued in the year they are declared and approved.

(in thousands of Russian Roubles)

33. Contingencies and Operating Risks

Operating Environment of the Company

Whilst there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review.

Insurance Coverage

During 2006, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is the risk that losses resulting from the destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

During the year, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

The exception is the application for cancellation of Decision #12 of Tax Inspection #7 dated December 1, 2006 about prosecution of the Company for the violation of tax legislation based on results of field tax inspection for the years ended 2003-2005. In accordance to the decision additional tax were assessed in total amount of 561,332 and penalty amount was 107,358. The fine for delinquent taxes was assessed in amount of 87,871. Management believes that the Company has appropriate arguments to litigate possible tax claims. Nevertheless, due to the absence of the established legal practices with respect to such claims legal proceedings are currently largely uncertain.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2007 to 2013. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

The Company renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business.

(in thousands of Russian Roubles)

33. Contingencies and Operating Risks (continued)

Licenses (continued)

The Government of the Russian Federation is in process of liberalization of telecommunications market for which additional licenses on providing DLD/ILD has been granted to a number of alternative operators. It is possible that the Company's future results of operations and cash flows could be materially affected by the increased competition in a particular period but the effect can not be currently determined.

Guarantees Issued

The Company granted credit line facilities provided by banks and local administrations to OJSC "RTC-Leasing", CJSC RusLeasingSvyaz, LLC Express-Leasing, OJSC Khanty-Mansiyskaya leasing company. As of December 31, 2006 the total guarantees amounted to 2,761,800 (2005 – 2,948,366).

The Company issued the biggest guarantees for loans provided by Sberbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment. As of December 31, 2006 the total guarantees to OJSC "RTC-Leasing" amounted to 1,768,791 (2005 – 2,359,312).

34. Contractual Commitments

Operating Leases

As of December 31 the future minimum lease payments under non-cancellable operating leases are presented in the aggregate and for each of the following periods:

	2006	2005
	Minimum lease payments	**Minimum lease payments**
Current Portion	**459,150**	466,302
From 1 to 5 years	**73,323**	71,526
Over 5 years	**22,731**	38,830
Total	**555,204**	576,658

Capital Investments

As of December 31, 2006 and 2005, the Company has commitments for capital investments in modernization and expansion of its network in the amount of 5,144,154 (2005 – 686,470), including capital investments for provision of the universal service in amount of 4,772,018.

Acquisition of Fixed Assets

As of December 31, 2006 and 2005 the Company has commitments for the purchase of fixed assets in the amount of 6,795 (2005 – 24,987).

(in thousands of Russian Roubles)

35. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely to the legal form.

Related parties may enter into transactions which unrelated parties may not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for the related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2006 are detailed below.

Rendering Services

The Company rendered services to the following related parties during the year ended December 31:

Related party	Relationship	Type of sales	2006	2005
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services, agent agreement, rent of premises, other	**4,193,345**	984,722
CJSC "Ural Telephone Company"	Associate company	Telecommunication services, rent of premises, Agent agreement, energy, joint activity, inventory, dividends	**136,398**	94,630
OJSC "Tatincom-T"	Associate company	Rent of premises	**37,681**	17,442
CJSC "Rostelegraph"	Controlled by Svyazinvest	Telecommunication services, dividends	**31,183**	19,784
OJSC "Natsionalnaya taksophonnaya set"	Controlled by Svyazinvest	Telecommunication services, agent agreement	**3,374**	158
CJSC "TeleRos-Tyumen"	Associate company	Telecommunication services, rent of premises, agent agreement, dividends, other	**3,271**	4,875
OJSC "Giprosvyaz"	Controlled by Svyazinvest	Sale of fixed assets	**3,171**	–
OJSC "Svyazintech"	Other equity investment	IT consulting	**1,066**	–
CJSC "Kurganskiy Mobile"	Associate company	Telecommunication services, rent of premises	**314**	161
CJSC "TeleRos-Ekaterinburg"	Associate company	Telecommunication services, rent of premises	**182**	204
CJSC "Ural-Teleservice"	Associate company	Telecommunication services, rent of premises, agent agreement, dividends	–	1,869
CJSC "Nizhegorodskiy Mobile"	Controlled by Svyazinvest	Telecommunication services	–	86
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by Svyazinvest	Rent of premises, telecommunication services	–	56

(in thousands of Russian Roubles)

35. Balances and Transactions with Related Parties (continued)

Purchases

The following related parties rendered a significant amount of services to the Company during the year ended December 31:

Related party	Relationship	Type of sales	2006	2005
NPF "Telecom-Soyuz"	Controlled by Svyazinvest	Defined benefit plan payments	**314,153**	160,890
OJSC "Svyazintech"	Other equity investment	IT consulting	**305,929**	–
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by Svyazinvest	Membership fee, agent agreement, non-current assets	**226,911**	226,573
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services, fixed assets, rent of premises, other	**180,070**	3,213,765
CJSC "Rostelegraph"	Controlled by Svyazinvest	Telecommunication services, inventory, other	**34,167**	30,005
CJSC "Ural Telephone Company"	Associate company	Telecommunication services, agent agreement, other, rent of premises	**31,586**	35,690
OJSC "Giprosvyaz"	Controlled by Svyazinvest	Sale of fixed assets	**17,590**	7,379
OJSC "Natsionalnaya taksophonnaya set"	Controlled by Svyazinvest	Rent of premises, telecommunication services	**7,016**	2,843
CJSC "Globaltel"	Controlled by Svyazinvest	Telecommunication services	**72**	847
CJSC "Kurganskiy Mobile"	Associate company	Telecommunication services	**8**	8
OJSC "Tatincom-T"	Associate company	Construction	**3**	558
CJSC "Ural-Teleservice"	Associate company	Agent agreement, telecommunication services	**–**	2,265

Accounts Receivable

Significant balances of accounts receivable from related parties were as follows as of December 31:

Related party	Relationship	Type of receivables	2006	2005
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services, rent of premises	**414,292**	57
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by Svyazinvest	Membership fee, agent agreement, non-current assets	**107,475**	–
OJSC "Svyazintech"	Other equity investment	IT consulting	**38,854**	–
CJSC "Ural Telephone Company"	Associate company	Telecommunication services, rent of premises, agent agreement, joint activity	**16,851**	11,426
CJSC "Rostelegraph"	Controlled by Svyazinvest	Telecommunication services	**2,033**	773
OJSC "Natsionalnaya taksophonnaya set"	Controlled by Svyazinvest	Telecommunication services, agent agreement	**1,882**	772
CJSC "Ural-Teleservice"	Associate company	Telecommunication services, rent of premises, agent agreement	**544**	493
CJSC "TeleRos-Tyumen"	Associate company	Telecommunication services	**417**	758
OJSC "Giprosvyaz"	Controlled by Svyazinvest	Telecommunication services	**391**	479
CJSC "Kurganskiy Mobile"	Associate company	Telecommunication services, rent of premises, other	**106**	1,001
CJSC "Globaltel"	Controlled by Svyazinvest	Telecommunication services	**92**	104
CJSC "TeleRos-Ekaterinburg"	Associate company	Telecommunication services, rent of premises	**1**	22

(in thousands of Russian Roubles)

35. Balances and Transactions with Related Parties (continued)

Accounts Payable

As of December 31, 2006 and 2005 significant balances of accounts payable to related parties were as follows:

Related party	Relationship	Type of payables	2006	2005
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services, rent of premises, other	**48,494**	153,388
OJSC "Svyazintech"	Other equity investment	IT consulting	**23,346**	–
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by Svyazinvest	Membership fee, agent agreement, non-current assets	**20,000**	–
CJSC "Rostelegraph"	Controlled by Svyazinvest	Telecommunication services	**1,030**	2,554
CJSC "Ural-Teleservice"	Controlled by Svyazinvest	Telecommunication services, agent agreement, other	**84**	84
CJSC "Ural Telephone Company"	Controlled by Svyazinvest	Telecommunication services, rent of premises, agent agreement, other	**26**	4,262
CJSC "Globaltel"	Controlled by Svyazinvest	Telecommunication services	**25**	6
OJSC "Giprosvyaz"	Controlled by Svyazinvest	Telecommunication services	**–**	267
CJSC "Nizhegorodskiy Mobile"	Controlled by Svyazinvest	Telecommunication services	**–**	167
OJSC "Natsionalnaya taksophonnaya set"	Controlled by Svyazinvest	Agent agreement	**–**	19

Outstanding balances at the year-end are unsecured, interest free and settlements occur in cash. There have been no guaranties provided or received for any related party receivables or payables. For the year ended 31 December 2006, the Company has not made any provision for doubtful debts relating to amounts owned by related parties (2005 – nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

OJSC Svyazinvest

The Company's parent entity – Svyazinvest - was wholly owned by the Russian Government until July 1997, when the Government sold 25% plus one share of the Charter Capital of Svyazinvest to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in Svyazinvest. It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

(in thousands of Russian Roubles)

35. Balances and Transactions with Related Parties (continued)

Accounts Payable (continued)

OJSC Rostelecom

Rostelecom, a majority owned subsidiary of Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by Rostelecom and terminated outside the Company's network is stated as interconnection charges. Further, Rostelecom uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

The corresponding amounts reported in the consolidated financial statements as at December 31, 2006 and 2005 and for the years then ended equaled:

	2006	2005
Expenses on interconnection and rent of channels OJSC "Rostelecom"	**(180,070)**	(3,213,765)
Revenue received from OJSC "Rostelecom"	**4,193,345**	984,722
Accounts payable to OJSC "Rostelecom" as of December 31	**(48,494)**	(153,388)
Accounts receivable from OJSC "Rostelecom" as of December 31	**414,292**	57

Accounts payable to OJSC "Rostelecom" as of December 31, 2006 includes provision in amount of 40,000 related to expenses for actually received long-distance calls in 2006.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. The Company also renders services to other state-owned entities. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Within the framework of operating activity, the Company carries out transactions with other companies, which are directly or indirectly controlled by the Government.

The Company does not perform activity or part of the activity through the companies, direct or indirect controlled by the Government.

The Company carries out transactions with the companies, direct or indirect controlled by the Government, exclusive on competitive environment.

The companies, direct or indirect controlled by the Government, do not affect on transactions of the Company with the other entities.

The Company does not have the opportunity to turn out the companies strategic for the Government by virtue of Government's decision. Tariffs for such companies also established by the controller at the level the same as for commercial organizations.

(in thousands of Russian Roubles)

35. Balances and Transactions with Related Parties (continued)

Accounts Payable (continued)

As of December 31, 2006 and 2005, significant transactions between the Company, the Government and entities controlled by the Government were as follows:

Type of transactions	As of December 31, 2006 Accounts receivable	Accounts payable	2006 Revenues	Expenses
Telecommunication services	–	–	**629,840**	**18,962**
Interconnection charges	–	–	**30,869**	**21,060**
Other operating expenses	–	–	**27,143**	**127,409**
Other revenues	–	–	**40,362**	**90**
Accounts receivables	**64,266**	–	–	–
Utilities expenses	–	–	–	**450,308**
Rent	–	–	–	**57,844**
Other expenses	–	–	–	**62,119**
Accounts payable	–	**31,341**	–	–

Type of transactions	As at December 31, 2005 Accounts receivable	Accounts payable	2005 Revenues	Expenses
Telecommunication services	–	–	766,870	46,601
Interconnection charges	–	–	33,451	24,450
Other operating expenses	–	–	2,227	74,780
Other revenues	–	–	36,585	98
Accounts receivables	76,819	–	–	–
Utilities expenses	–	–	–	375,992
Rent	–	–	–	45,099
Other expenses	–	–	–	106,738
Accounts payable	–	41,630	–	–

Government subscribers and tariff compensation accounted for approximately 2% of gross trade accounts receivable as of December 31, 2006 (2005 – 3%). Amounts outstanding from government subscribers and debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of December 31, 2006 amounted to 1% (2005 – 1%).

(in thousands of Russian Roubles)

35. Balances and Transactions with Related Parties (continued)

Accounts Payable (continued)

Non-commercial partnership Centre for Research of Problems in Development of Telecommunications

The non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC "Svyazinvest" controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of Svyazinvest. Payments to the Partnership included in other operating expenses in the accompanying consolidated Income Statement for the year ended December 31, 2006 amounted to 226,911 (2005 – 226,573).

Non-government pension fund "Telecom-Soyuz"

The Company signed several pension agreements with Non-government pension fund "Telecom-Soyuz" (see Note 25). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz. Payments from the Company to NPF Telecom-Soyuz in 2006 amounted to 294,301 (2005 – 65,304).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totalling 21 and 23 persons as of December 31, 2006 and 2005, respectively. Total compensation to key management personnel included in "Wages, salaries, other employee benefits and payroll taxes" in the Income Statement for the year ended December 31, 2006 amounted to 101,172 (2005 – 85,479). It consists of contractual salary and performance bonus depending on operational results.

36. Financial Instruments

The Company's principal financial instruments comprise bank loans, finance leases, bond issued and cash and short-term deposits. The main purpose of these instruments is to raise finance for the Company's operations. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's income statement, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 21, 22 and 23 give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

As at December 31, 2006 Company's liabilities in foreign currency were 2,004,829 (2005 – 2,219,045), including liabilities denominated in US dollars 228,909 (2005 – 675,226) and Euro 1,775,920 (2005 – 1,543,819).

For the period from January 1, 2006 to December 31, 2006 exchange rate of the Russian Rouble to US Dollar increased by approximately 9% and exchange rate of the Russian Rouble to Euro decreased by approximately 2%. Possible decrease in the exchange rate of the Russian Rouble may lead to an increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including funds required for refinancing of the existing debt.

The Central Bank of Russia set up strict rules referring to regulation of transactions in foreign currency with the purpose of stimulation of commercial use of Rouble. This regulation previews restrictions of Rouble

(in thousands of Russian Roubles)

36. Financial Instruments (continued)

conversion into hard currency and presents guidelines for conversion of revenue in hard currency into Roubles.

Interest Rate Risk

An interest rate risk is the risk that changes in the market interest rates may negatively impact the Company's financial results.

Interest rate risk relates to liabilities with floating interest rate denominated in US Dollars and Euros. Floating rate for Company's liabilities is generally determined based on EURIBOR and MosPrime Rate.

The following table presents the carrying amount by maturity of the Company's financial instruments that are exposed to an interest rate risk:

	< 1 year	1–5 years	> 5 years	Total
As of December 31,2006:				
Fixed rate				
Short-term obligations	**(1,265,201)**	–	–	**(1,265,201)**
Long-term obligations	**(4,391,603)**	**(13,657,246)**	**(755,915)**	**(18,804,764)**
Finance lease obligations	**(1,012,698)**	**(1,753,358)**	–	**(2,766,056)**
Floating rate	–	–	–	–
Long-term obligations	**(338,379)**	**(2,351,189)**	**(310,386)**	**(2,999,954)**

	< 1 year	1–5 years	> 5 years	Total
As of December 31,2005:				
Fixed rate				
Short-term obligations	(1,817,077)	–	–	(1,817,077)
Long-term obligations	(5,170,093)	(13,706,112)	–	(18,876,205)
Finance lease obligations	(786,239)	(1,466,653)	(13,224)	(2,266,116)
Floating rate				
Long-term obligations	(241,704)	(823,121)	(135,531)	(1,200,356)

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included in the above tables are non-interest bearing and are therefore not subject to an interest rate risk.

The Company has no significant interest-bearing assets other than those presented above.

Credit Risk

A credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to a credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to a credit risk. The Company has no significant concentrations of a credit risk due to the significance of the client base and regular monitoring procedures over the customers' and other debtors' ability to pay debts. A part of the accounts receivable is represented by debts of state and other non-commercial organizations. Recovery of these debts is influenced by political and economic factors, however, management believes that as of December 31, 2006 there is no significant risk of loss to the Company beyond the provision already recorded.

(in thousands of Russian Roubles)

36. Financial Instruments (continued)

Credit Risk (continued)

Financial instruments which can lead to credit risk generally presented by trade accounts receivables and other accounts receivables. Credit risk related to such assets has the limited nature in connection with significant client base of the Company and constant control procedures over borrowing capacity of the customers and other borrowers.

The Company places available cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage a credit risk the Company places cash in different financial institutions, and the Company's management analyzes the risk of default of these financial institutions on a regular basis.

Fair Value of Financial Instruments

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

	2006		2005	
Financial instruments	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**
Financial Assets				
Investments in associates	418,808	418,808	417,056	417,056
Long-term investments available for sale	38,808	38,808	41,084	41,084
Long-term accounts receivable	276,860	276,860	396,618	396,618
Long-term borrowings given	253,859	253,859	449,785	449,785
Accounts receivable	2,266,827	2,266,827	1,813,575	1,813,575
Cash and cash equivalents	645,574	645,574	487,473	487,473
Total	3,900,736	3,900,736	3,605,591	3,605,591
Financial Liabilities				
Long-term bank loans	10,108,502	10,108,502	7,308,631	7,308,631
Long-term bonds	6,829,078	6,829,078	6,838,793	5,586,409
Long-term promissory notes	–	–	419,011	419,011
Long-term suppliers' credits	–	–	16,890	16,890
Long-term restructured customer payments	53,084	53,084	81,439	81,439
Long-term other loans	84,072	84,072	6,000	6,000
Long-term finance lease obligations	1,753,358	1,753,358	1,479,877	1,479,877
Accounts payable	–	–	4,564,861	4,564,861
Short-term loans	740,000	740,000	1,137,609	1,137,609
Short-term promissory notes	55,288	55,288	–	–
Short-term suppliers' credits	469,605	469,605	675,935	675,935
Current portion of long-term bank loans	697,878	697,878	822,894	822,894
Current portion of long-term bonds	3,213,830	3,213,830	3,321,854	2,681,591
Current portion of long-term promissory notes	593,713	593,713	975,973	975,973
Current portion of long-term suppliers' credits	181,741	181,741	291,076	291,076
Current portion of restructured customer payments	4,048	4,048	–	–
Current portion of other loans	38,771	38,771	–	–
Current portion of long-term finance lease obligations	1,012,698	1,012,698	786,239	786,239
Total	25,835,666	25,835,666	28,727,082	26,834,435

(in thousands of Russian Roubles)

36. Financial Instruments (continued)

Fair Value of Financial Instruments (continued)

Carrying amounts of monetary assets and liabilities approximate their fair values; monetary assets and liabilities denominated in foreign currency are retranslated at Russian Roubles rate of exchange ruling at December 31, 2006.

Carrying amount of cash and cash equivalents approximates their fair value due to their short-term nature and minimal credit risks.

37. Subsequent Events

Sale of Shares in OJSC "Permtelecom" and OJSC "Tatincom-T"

OJSC "Firma Permtelecom"

The Company made a decision to terminate participation in OJSC "Permtelecom" by sale of 100% stake on March 20, 2007. As of June 15, 2007 the sale price has not been determined by the Company.

OJSC "Tatincom-T"

The Company terminated its participation in OJSC "Tatincom-T" by disposal of 33.43% stake on March 30, 2007 to OJSC "Volgatelecom". As of June 15, 2007 the transaction terms have not been yet determined.

Dividends

Amount of dividend in respect of 2006 will be approved by general meeting of stockholders on June 15, 2007. Presumable amount of dividend per share that will be proposed by Board of Directors for approval during general meeting of stockholders is 0.016393 rouble per one ordinary share and 0.026606 rouble per preferred stock.

The total amount of dividends will be equal to 737,957. After approval by general meeting of stockholders dividends payable will be reflected in financial statements for 2007.

Changes in Settlements with OJSC "Rostelecom" in 2007

Federal Law #119-FZ dated July 22, 2005 introduced amendments to the Tax Code effective from January 1, 2007. According to these amendments new rules of VAT offset for non-cash settlements (including settlements using mutual offsets) are set.

Starting from January 1, 2007 VAT may be offset only after factual payments of the tax to supplier. As a result settlements between OJSC "Rostelecom" and the Company changed with regard to cancellation of mutual offsets.

Tariffs for Telecommunication Services

The Degree of Federal Service on tariffs #278-c2 dated November 17, 2006 set new tariffs for local and interzone telephone services rendered by the Company and the amount of compensation surcharge that is included to tariffs for local and interzone calls initiation services at 0.44 Roubles per minute (2005 - 0.54 Roubles per minute). The Company envisages decrease in revenues from interzone calls initiation services due to decrease in compensation surcharge.

(in thousands of Russian Roubles)

37. Subsequent Events (continued)

Tariffs for Telecommunication Services (continued)

The following tariff plans are set for the Company:

- for subscribers - individuals: three obligatory tariff plans (with time-based, fixed and combined pay terms);
- for subscribers – legal entities: one obligatory tariff plan (with time-based pay terms).

Monthly payment for local telephone services comprises of obligatory payment for the services "Provision of subscriber line" and "Provision of local telephone connection" (depending on type of pay terms).

Tariff plan with fixed pay terms is primarily oriented for subscribers performing many calls who do not limit themselves in using telephone services. This tariff plan provides to subscribers unlimited volume of minutes per month for fixed monthly fee.

Tariff plan with time-based pay terms stipulates payments for each minute of calls, calls with duration of less than 6 seconds are not billed.

Tariff plan with combined pay terms stipulates base monthly volume of minutes (360 – 380 minutes per month) for fixed fee and payments for each minute in excess of base limit at a decreased rate. So, subscribers will be charged less for additional minutes.

The above mentioned tariff plans are introduced in municipally formations where technical capabilities of capturing call duration data exists. Where there are no technical capabilities of capturing calls duration data subscribers are offered fixed pay terms at tariffs set by Federal Service on Tariffs which are effective from February 1, 2007.

New Provisions of the Federal Law on Communication

Federal Law #14-FZ dated February 9, 2007 introduced amendments to Federal Law #126-FZ "On Telecommunications" dated July 7, 2003. The amendments are effective from July, 2007 and comprise the following:

- obligatory evaluation of connection network system project on compliance with requirements to telecommunications industry. The evaluation is performed in manner prescribed by the Government of the Russian Federation;
- registration of electrical telecommunication networks of the operators which join telecommunication network of public use. The registration is to be performed in a manner prescribed by the Government of the Russian Federation.

The Company can not reliably measure the effects of the changes on the financial position and financial results of the Company due to the fact that the manner of evaluation of connection network system projects and registration of telecommunication networks is not developed by the Government of the Russian Federation.

According to the amended Federal Law "On telecommunications" electrical telecommunication networks constructed after the above changes come into force are to be registered not later than January 1, 2010.

37. Subsequent Events (continued)

New Provisions of the Federal Law on Communication (continued)

Rendering of Universal Telecommunication Services

In 2006 the Company won the tenders for rendering universal telecommunication service using payphones in Ural region and started provision of the services from January 1, 2007. During 1st quarter 2007 539 payphones were installed. By September 1, 2007 the Company plans to install and put in operation remaining 6,161 payphones. According to contract with Federal Communications Agency the Company will install 8,238 payphones for rendering Universal telecommunication services. The Company plans to invest 4.77 billion Roubles for the purpose of implementation of this project.

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street NE
Washington, D.C. 20549 U.S.A.

Our reference # 09.1-14/9332
Date June 28, 2007

Uralsvyazinform, Russia
ADR: UVYZY, UVYPY
CUSIP 916887102

Subject: Uralsvyazinform 1Q2007 financial and operational results under Russian Accounting Standards

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on Uralsvyazinform 1Q2007 financial and operational results under Russian Accounting Standards.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

Enclosures:

1. Press release on 1Q2007 financial and operational results under Russian Accounting Standards.
2. Balance sheet as of March 31, 2007.
3. Profit and Loss Statement as of March 31, 2007.

uralsvyazinform

11 Moscovskaya Street, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.usi.ru/en/

URALSVYAZINFORM: 1Q 2007 RAS RESULTS

Ekaterinburg – May 7, 2007 – Uralsvyazinform (RTS: URSI/URSIP, ADR: UVYZY/ UVYZYP), the leading carrier of fixed-line and mobile services in the Urals region, Russia reports unaudited unconsolidated operational and financial results for 1Q 2007 under Russian Accounting Standards (RAS).

- Revenues increased by 28.9% over 1Q 2007 and totalled US$ 350.0 mln. Revenue growth is mainly due to revenue gains in:

  - Mobile services (+28% on 1Q 2006);
  - New services (up 77%);
  - Intrazone services (up 112%).

- OIBDA grew by 26.7% and reached US$ 138.0 mln. OIBDA margin amounted to 39.4%, Operating margin – 27.9%.

- Overall subscriber base totalled 8.2 mln., including 4.5 mln. in GSM.

- On February 01, 2007 company introduced new tariffs on local services. Thus, since February 01, 2007 residential subscribers have a 3 tariff option on local services (time-based, combined and fixed charges).

Financial and operational highlights:

	1Q 2007	*1Q 2006*	*Change, %*
Financial			
Revenues, US$ mln.*	350,0	271,5	+28,9%
Costs, US$ mln.	252,2	195,9	+28,8%
OIBDA, US$ mln.	138,0	108,9	+26,7%
OIBDA margin	39,4%	40,1%	
Operational profit, US$ mln.	97,8	75,7	+29,3%
Operating margin	27,9%	27,9%	
Pre-tax profit, US$ mln.	64,0	44,7	+43,4%
Net profit, US$ mln.	45,7	36,2	+26,2%
Net margin	13,0%	13,1%	
Operational	***01.04.2007***	***01.04.2006***	***Change, %***
Subscriber base:			
Fixed-line subscribers, mln.	3,7	3,6	+2,0 %
Mobile (GSM) subscribers, mln.	4,5	3,8	+17,9 %
Digitalization of local fixed-line networks, %	73,6%	70,4%	
Penetration:			
Fixed lines, %	27%	26%	
Mobile, %	98%	85%	
Number of employees	27,385	32,757	-16,4%

* Here and henceforth currency conversions are based on average exchange rates:
1Q 2007 – RUR 26.3, 1Q 2006 – RUR 28.1

Complete accounting statements of Uralsvyazinform as of 1Q 2007 may be found in the «Investors» section at www.usi.ru/en/.

For additional information, please contact IR department on tel. (007 343) 379-12-19, 379 1859 or e-mail: investor@gd.usi.ru.

The most recent company information is also available at www.usi.ru/en/, www.skrin.ru (complex disclosure information system) or URSI_RU page in Bloomberg system and URSI.RTS page in Reuters system.

Investor Relations
Tel.: +7 (343) 379-12-17
Fax: +7 (343) 376-19-86
investor@gd.usi.ru

OVERVIEW OF BUSINESS

Local services

	01.01.2007	01.01.2006	Change, %
Capacity installed, '000 lines	4 045.8	3 966.2	+2.0%
	01.04.2007	**01.04.2006**	**Change, %**
Subscribers '000			
including	3 677.4	3 603.8	+2.0%
Residents	3 154.9	3 101.4	+1.7%
Organizations	522.4	502.4	+4.0%

In 1Q of 2007 Uralsvyazinform added 4.6 thousand fixed-line subscribers.

Revenues from local services totaled US$ 98.0 mln, including Revenues from tariff charges at US$88.8 mln. (up 18.6% on 1Q 2006).

The revenues from local services in terms of customer mix:

- residents – 72.7 % (71.9 % as of 1Q 2007);
- organizations – 27.3 % (28.1%).

Internet

	1Q 2007	1Q 2006	Change, %
Traffic, mln. min.	556.6	583.6	-4.6%
Traffic, Tbytes	353.8	171.8	+105.9%
Revenues from Internet, US$ mln.	22.7	13.5	+68.3%

Intra-zone services

Outbound traffic, mln min	1Q 2007	1Q 2006	Change, %
Intra-zone traffic, *including**	615.1	1038.0	-40.7 %
Fixed-to-fixed calls	159.7	188.6	-15.3 %
Fixed-to-mobile calls	455.4	849.4	-46.4 %

Revenues from intra-zone services as of 1Q 2007 amounted to US$ 45.0 mln. (up 112.0% on 1Q 2006 when revenues totalled US$ 21.2 mln.).

The long distance revenues in terms of customer mix:

- Residents – 49.5% (41.2 % as of 1Q 2007);
- Organizations – 50.5% (58.8 %).

The digitalization of intra-zone LD lines (in extension terms) as of April 01, 2007 was 98.9% (97.5 % as of April 01, 2006).

GSM Mobile services

Number of subscribers	***01.04.2007***	***01.01.2007***	***01.04.2006***	***01.01.2006***
Total	**4 464 606**	**4 411 987**	**3 785 602**	**3 674 241**

Revenues from mobile services increased by 28.0% on 1Q 2006 and reached US$ 105.0 mln.

As of 1Q 2007 and 1Q 2006, ARPU of mobile services amounted to US$ 8.7 and US$ 7.5 respectively.

Overall, as of April 01, 2007 Uralsvyazinform had 4.5 mln mobile subscribers, occupying around 30% of regional mobile market in subscriber terms and 43% in money terms.

REVENUES AND EXPENSES REVIEW

On the whole, the company's revenues as of 1Q 2007 totaled US$ 350.0 mln. (+28,9% on 1Q 2006), including revenues from telecommunications services at US$ 334.2 mln. (+28,5%).

The structure of revenues from telecommunications services as of 1Q 2007:

Item, US$ mln.	*1Q 2007*	*Weight*	*1Q 2006*	*Weight*	*Change, %*
Revenues from telecommunications services, including:	**334,2**	**100.0%**	**260,0**	**100.0%**	**28,5%**
Intra-zone services	45,0	13.5%	21,2	8.2%	+112,3%
Telegraph, telefax services	2,0	0.6%	1,8	0.7%	+11,6%
Local urban services	88,7	26.5%	78,7	30.3%	+12,6%
Local rural services	9,3	2.8%	8,3	3.2%	+11,7%
Radio communication, radio and TV broadcasting	1,9	0.6%	1,4	0.5%	+30,3%
Wired radio	2,9	0.9%	3,0	1.1%	-1,9%
Mobile services	105,0	31.4%	82,0	31.6%	+28,0%
New services	29,4	8.8%	16,6	6.4%	+76,7%
incl. Internet	*22,7*	*6.8%*	*13,5*	*5.2%*	*+68,3%*
Revenues from operators	50,0	15.0%	46,9	18.0%	+6,7%

Revenue gains were mostly in connection with:

- Increased revenues from mobile services as a result of GSM subscriber additions and improved ARPU.
- Increased revenues from new services *(Internet, data transmission, VoIP)* due to increased number of subscribers and higher usage of Internet and data transmission services.
- Increased revenues from intrazone services due to introduction of "Calling Party Pays" principle (CPP) on July 01, 2006 specifying that fixed-to-mobile calls are categorized as intrazone calls.

Operating expenses amounted to US$ 252.2 mln. (+28.8% on 1Q 2006). The expenditure structure is as follows:

Item, US$ mln.	*1Q 2007*	*Weight*	*1Q 2006*	*Weight*	*Change, %*
Depreciation	40,2	15.9%	33,2	17.0%	+20,9%
Wages	59,2	23.5%	59,6	30.4%	-0,7%
Social tax expense	14,7	5.8%	15,0	7.6%	-1,9%
Rental expenses	5,2	2.0%	4,2	2.1%	+23,1%
Other operators' services	41,1	16.3%	19,4	9.9%	+112,1%
Materials	11,4	4.5%	10,5	5.4%	+7,9%
Leasing repayments	9,1	3.6%	5,4	2.8%	+68,3%
Third party services	47,9	19.0%	31,2	15.9%	+53,5%
Other expenses	23,5	9.4%	17,3	8.8%	+35,8%
TOTAL	**252,2**	**100.0%**	**195,9**	**100.0%**	**+28,8%**

Considerable growth of expenses for Other operators' services was caused by increased subscriber base of mobile and new services. Besides, expenses for Other operators' services were

influenced by changes to the "Telecoms Law" (Article 54) and "Interconnection Rules" in effect since July 01, 2006.

The main contributor to Other expenses was obligatory contribution to Universal service fund (US$ 3.5 mln., +34.6% on 1Q 2006).

Therefore, as of 1Q 2007 OIBDA amounted to US$ 138 mln. (+26.7%), operating profit – US$ 97.8 mln. (+29.3%), pre-tax profit – US$ 64.0 mln (+43.4%), net profit – US$ 45.7 mln (+26.2%).

Balance Sheet as of March 31, 2007

Translation from Russian

Prepared in accordance with Russian Accounting Standards

	At the beginning of the period, RUR thnd	At the end of the period, RUR thnd
NON-CURRENT ASSETS		
Intangible assets	3 781	3 497
Fixed assets	40 546 869	39 614 720
Capital investments	544 514	1 072 021
Income-generating investment in material valuables		
Long-term financial investments	359 699	359 699
Deferred tax asset	170 690	142 442
Other non-current assets	2 571 327	2 868 136
Total non-current assets	**44 196 880**	**44 060 515**
CURRENT ASSETS		
Inventories	955 520	880 287
VAT on goods purchased	516 809	416 327
Accounts receivable, incl.		
due after 12 months since the reporting date	288 721	247 083
due within 12 months since the reporting date	3 198 014	3 620 215
Short-term financial investments	72 056	72 056
Cash and cash equivalents	640 092	933 706
Other current assets	2 129	22 940
Total current assets	**5 673 341**	**6 192 614**
TOTAL ASSETS	**49 870 221**	**50 253 129**
CAPITAL AND RESERVES		
Charter capital	4 816 167	4 816 167
Paid-in-excess capital	4 814 119	4 796 215
Reserve capital	240 808	240 808
Retained earnings (losses) of the previous years	8 675 865	8 693 769
Retained earnings (losses) of the reporting year	X	1 200 784
Total capital and reserves	**18 546 959**	**19 747 743**
NON-CURRENT LIABILITIES		
Borrowings	17 247 658	17 200 300
Deferred tax liabilities	1 961 688	2 118 512
Other non-current liabilities	941 085	791 041
Total non-current liabilities	**20 150 431**	**20 109 853**
CURRENT LIABILITIES		
Borrowings	5 229 221	4 514 591
Accounts payable	5 097 905	5 144 183
Dividends payable	30 105	28 005
Income of future periods	87 174	94 884
Reserves for future expenses and payments	669 102	560 381
Other current liabilities	59 324	53 489
Total current liabilities	**11 172 831**	**10 395 533**
TOTAL EQUITY AND LIABILITY	**49 870 221**	**50 253 129**

Translation from Russian

Profit and Loss Statement as of March 31, 2007

Prepared in accordance with Russian Accounting Standards

	For the reporting period, RUR thnd	For the similar period of the last year, RUR thnd
Income and expenses from main activities		
Net sales of goods, products, work, services		
(minus VAT, excise duties and similar obligatory payments)	9 205 786	7 630 419
Including sales of telecommunications services	8 790 581	7 306 634
Cost of goods, products, work, services sold	(6 632 911)	(5 503 851)
Including costs of telecommunications services	(6 397 031)	(5 278 508)
Profit (loss) from sales of goods (work, services)	**2 572 875**	**2 126 568**
Interest receivable	8 610	2 761
Interest payable	(461 424)	(529 807)
Income from stakes in other companies	0	17
Other operating income	87 253	145 225
Other operating expenses	(522 781)	(490 109)
Profit (loss) for the reporting period	**1 684 533**	**1 254 655**
Profit tax and other deductions	(483 749)	(238 246)
Net profit	**1 200 784**	**1 016 409**

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 09.1-14/9333

Date June 28, 2007

Uralsvyazinform, Russia
ADR: UVYZY, UVYPY
CUSIP 916887102

Attention: Division of Corporation Finance

Subject: Uralsvyazinform 2006 audited consolidated Financial Report under IFRS.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find Uralsvyazinform 2006 audited consolidated Financial Report under IFRS.

Please, could you confirm the receipt of the present letter and the attachments by sealing its copy (attached herewith) and sending it to us by fax +7 (343) 379-19-86. Thank you.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

RECEIVED
2007 JUL -3 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures:

1. Press-release 2006 Financial Report under IFRS
2. Consolidated Financial Report for the year ended December 31, 2006 with Independent Auditor's Report.
3. Information on corporate actions dd. 22 June 2007 (Disclosure of 2006 Financial report).

uralsvyazinform

11 Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

June 22, 2007

On June 22, 2007 Uralsvyazinform published its 2006 consolidated Financial Report under IFRS.

Type of the Issuer's Financial Statements: **Consolidated Financial Report for the year ended December 31, 2006, including Independent Auditor Report.**

Standards of Financial Statements used by the Issuer: **International Financial Reporting Standards (IFRS).**

Auditor: **OOO "Ernst and Young"**

Location of the Auditor: **77 Sadovnicheskaya Embankment, building 1, Moscow, Russia, 115035**

Auditor License: **№E002138 dd. September 30, 2002, license term: 5 years, license issued by the RF Ministry of Finance.**

Address of the web-page used by the Issuer for information disclosure: http://www.usi.ru/shareholders/accounts/information/facts/.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

11, Moskovskaya St, Ekaterinburg
Russia 620014
Tel.: +7 (343) 376 2000, Fax: +7 (343) 379 1290
www.uralsviazinform.com

uralsvyazinform

URALSVYAZINFORM REPRESENTS 2006 IAS AUDITED CONSOLIDATED FINANCIAL REPORT

Ekaterinburg – June 22, 2007 – Uralsvyazinform (RTS: URSI/URSIP) the leading carrier of fixed-line and mobile services in the Urals region, Russia presents the audited consolidated financial statements for the year ended December 31, 2006 prepared under International Financial Reporting Standards (IFRS). The financial statements were audited by OOO "Ernst and Young".

Revenue increased by 11.7% as compared to 2005 and amounted to US$ 1.2 bln. Although the company lost revenues in ILD/DLD services, the growth was due to revenue gains in mobile services, new services as well as services for operators.

Revenue from mobile services totaled US$ 374.3 mln. (+16.9% on 2005). The segment contributed 29.9% of overall revenues.

Revenues from new services (Internet, ISDN, intelligent networks, etc.) and data transmission services reached US$ 95.6 mln (+46.9%). The segment contributed 7.6% of overall revenues.

Operating expenses in 2006 increased by 17.5% and totaled US$ 1.1 bln., mainly due to the growth in depreciation and amortization expenses related to fixed assets valuation (+34.1%) as well as personnel expenses (+22.4%) related to growth of pension liabilities expenses.

The fair fixed assets valuation accomplished in 2006 enabled the company to obtain a first unqualified auditor's report.

Financial highlights 2005-2006, US$ million:*

	2006	*2005*	*Change, %*
Revenues, US$ mln	1,251.8	1,120.5	+11.7%
OIBDA, US$ mln	345.1	327.4	+5.4%
OIBDA margin	27.6%	29.2%	-
Operating profit, US$ mln	139.1	173.8	-20.0%
Operating margin	11.1%	15.5%	-
Profit before income tax, US$ mln	49.0	100.7	-51.3%
Net profit, US$ mln	30.6	67.2	-54.5%
Net margin	2.4%	6.0%	-
EPS	0.0008	0.002	-60.0%

* Here and henceforth currency conversions are based on average exchange rates: 2006 – RUR 27.1, 2005 – RUR 28.3

Valeryi Chernyshev, CFO comments: *"In 2006 our departments have done a lot to perfect the procedure of IAS financial reporting preparation. This enabled us to obtain a first unqualified auditor report with no notes and qualified opinion.*

We also drew to an end an independent valuation of asset fair value as well as decided to revise depreciation and amortization policy, in particular, reduction of equipment amortization terms. These measures, on the one hand, enable the company to obtain resources for update of fast-changing technologies and, on the other hand, led to the increase of amortization expenses

shown in financial reporting. In future, due to the completion of our largest investment projects, we forecast the decrease of amortization expenses growth rate.

At the end of 2005 we undertook worker pension reform also resulting in impact on the 2006 financial reporting. We made the pension system more clear and fair. Personnel optimization led to stabilization of wage fund, and new pension liabilities increased resulting in 17.2% growth of "Wages, salaries, other benefits and payroll taxes". Starting from 2007, measures on further personnel optimization will enable to achieve the reduction of personnel expenses and social benefits in overall expenses.

In 2006 the company did a lot to prepare for operation in new regulatory telecom environment. Changes in principles of interaction with operators, provision of opportunity to choose LD operators and local telephony tariffs and other changes demanded additional investments to equipment update. 4Q 2006 saw an active preparation for 3 tariff plan implementation starting from February 01, 2007. I suppose it is the largest reform in local telephony that drew it closer to global telecom industry. Preparation for the reform also included mailing out almost 3 mln. letters with description of 3 new tariffs and supplementary agreements. These non-recurrent expenses made an impact on 2006 financial reporting but they already give economic return resulting in revenue gains in local telephony and services for operators.

Changes in state regulation of telecom industry, growth of financial indicators, perfection of IAS financial reporting preparation in 2006 should have a positive effect in years to come. Uralsvyazinform will continue to boost an active expansion on local new services market, primarily, broadband access, to increase subscriber loyalty and ARPU in mobile market that will result in revenue gains in cost-effective segments. A further personnel optimization will continue. We reached success in increase of asset management effectiveness, including realty and transport, and this will lead to decrease of the expense growth rate on these items.

Besides, we continue to sell minority stakes and non-core assets, some transactions being already carried out in 2007 (minority stakes in OAO "Tatinkom-T", ZAO "Telephone company "Ural", etc.). Therefore, the measures taken by the management enables us to optimistically forecast the growth of performance indicators in mid-term perspective."

The complete consolidated financial statements for 2006 under IFRS and accompanying auditor notes are available from the corporate web-site on www.usi.ru/en/.

For additional information, please contact IR department on tel. +7 343 379 1217, +7 343 379 1219 + 7 343 379 1859 or e-mail: investor@gd.usi.ru .
The most recent company information is also available on corporate web-site at www.usi.ru, www.skrin.ru (complex disclosure system "SKRIN") as well as company pages in Bloomberg and Reuters systems.

Equities and IR Department
Tel.: (343) 379-1326
IR Department
Tel.: (343) 379-1217
(343) 379-1219
(343) 379-1859
Fax: (343) 379-1986
investor@gd.usi.ru

FINANCIAL REVIEW

Revenues

In general, revenues as of 2006 totaled US$ 1,251,8 mln (up 11,7% on 2005).

The revenue structure for the reporting period is as follows *(US$ million)*:

Revenues	*2006*	*Weight in revenues*	*2005*	*Weight in revenues*	*Change, y-o-y, %*
Cellular services	374.3	29.9%	320.2	28.6%	+16.9%
Local telephone services	303.4	24.2%	261.2	23.3%	+16.2%
Services for national operators	190.6	15.2%	88.5	7.9%	+115.4%
Intrazone telephone services	129.9	10.4%	-	-	-
New services (Internet, ISS, ISDN, DSL, IP-telephony)	74.7	6.0%	50.0	4.5%	+49.4%
Other telecommunications services	36.2	2.9%	23.1	2.1%	+56.7%
Assistance services	31.5	2.5%	-	-	-
Installation and connection fees	25.2	2.0%	45.1	4.0%	-44.1%
Data transfer and telematic services	20.9	1.7%	12.3	1.1%	+69.9%
Radio and TV broadcasting	17.9	1.4%	15.8	1.4%	+13.3%
Rent of telephone channels	12.0	1.0%	8.0	0.7	+50.0%
Documentary (telegraph) services	1.7	0.1%	1.9	0.2%	-10.5%
Long distance services – national	-	-	219.7	19.6%	-
Long distance services – international	-	-	47.6	4.2%	-
Other revenues	33.6	2.7%	27.1	2.4%	+24.0%
Total	**1,251.8**	**100.0%**	**1,120.5**	**100.0%**	**+11.7%**

Revenue structure in 2006 changed considerably in comparison to 2005 due to the new laws and regulations taken effect on January 01, 2006 elaborated for execution of the 2003 Federal Telecom Law # 126, including "Rules on provision of local, intrazone, ILD/DLD services" (Government Decree # 310-FZ as of May 18, 2005). According to these legal instruments Uralsvyazinform lost the right to provide ILD/DLD services in favor of OAO "Rostelecom" and OAO "MTT", etc.) and acts as an agent between the LD operators and subscribers.

Revenues from local services in 2006 increased by US$ 42.2 mln. (+16.2% on 2005). The 2005 tariff increases (20-23% for residents and 13-16% for organizations depending on the region) together with subscriber additions at 92.8 thousand helped increase the revenues from local services. Against revenue growth from local services, installation and connection fees decreased by US$ 19.9 mln. (-44.1% on 2005) due to the installation drop down.

In general, the share of local services (revenues from local calls and connections) in overall revenue amounted to 26.3% (27.3% as of 2005).

Revenues from mobile services in 2006 increased by 16.9% to US$ 374.3 mln. GSM subscriber base increased by 20.1% (from 3.7 mln as of Jan 1, 2006 to 4.4 mln as of Jan 1, 2007). The share of mobile services in the overall revenues increased from 28.6% to 29.9%.

The company continues to boost the development of new services (Internet, broadband access using DSL technology, data transmission, intelligent networks etc.) The revenues from Internet and data transmission increased by US$ 33.3 mln (+52.8% on 2005), including new services (broadband Internet access, ISDN) growth by US$ 24.7 mln.(+49.4% on 2005). The revenue growth was mainly due to subscriber base growth and increased volume of usage. Number of

broadband ports increased by 6.8 times from 16.9 to 115.0 thous. The traffic volume totaled 945.3 TBytes (+68.5% on 2005). New services contributed 7.6% to the revenues as compared to 5.6% in 2005.

The revenue structure of customer groups in 2006 is as follows, US$ mln.:

Subscriber groups	***2006***	***2005***
Residential customers	705.5	598.8
Corporate customers	231.4	330.1
Rostelecom	154.7	34.8
Other operators	89.0	89.8
Government customers	71.1	61.7
Tariff compensation from the state budget	0.2	5.3
TOTAL	**1,251.8**	**1,120.5**

Operating expenses

Operating expenses totaled US$ 1,112.8 mln (up 17.5% on 2005).

Expenses, (US$ million)

Operating expenses	*2006*	*Weight in expenses*	*2005*	*Weight in expenses*	*Change, y-o-y, %*
Wages, salaries, other benefits and payroll taxes	**(379.3)**	34.1%	**(309.9)**	32.7%	+22.4%
Including pension liabilities	*(38.3)*	*3.4%*	*(14.9)*	*1.6%*	*+157.0%*
Depreciation and amortization	**(206.0)**	18.5%	**(153.6)**	16.2%	+34.1%
Materials, repairs and maintenance, utilities	**(113.8)**	10.2%	**(89.4)**	9.4%	+27.3%
Taxes other than income tax	**(33.5)**	3.0%	**(26.7)**	2.8%	+25.5%
Interconnection charges	**(133.1)**	12.0%	**(163.0)**	17.2%	-18.3%
Provision for impairment of receivables	**1.1**	0.1%	**2.2**	0.2%	-50.0%
Loss on disposal of property, plant and equipment	**(7.3)**	0.7%	**(7.9)**	0.8%	-7.6%
Agency fees	**(61.0)**	5.5%	**(50.3)**	5.3%	+21.3%
Lease of premises	**(20.6)**	1.9%	**(23.1)**	2.4%	-10.8%
Advertising	**(18.5)**	1.7%	**(16.8)**	1.8%	+10.1%
Fire insurance and other security services	**(17.9)**	1.6%	**(14.5)**	1.5%	+23.4%
Property insurance	**(12.4)**	1.1%	**(11.9)**	1.3%	+4.2%
Other operating expenses	**(110.5)**	9.9%	**(81.5)**	8.6%	+35.6%
Total operating expenses	**(1,112.8)**	**100.0%**	**(946.7)**	**100.0%**	+17.5%

Wages, salaries and other personnel expenses totaled US$ 379.3 mln (up 22.4% on 2005). The main growth driver was increase of expenses on pension liabilities as a result of personnel pension system. Pension liabilities shown in "Wages, salaries, other benefits and payroll taxes" grew in 2006 by US$ 23.4 mln. (+157.0% on 2005). Without pension liabilities expenses personnel expenses growth in 2006 totaled +15.6%. The average number of employees in 2006 amounted to 30.9 thous. (-8.2% on 2005).

In 2005-2006 the company carried out a large investment program, including putting new objects into operation, considerable part of which going to provide cost-effective telecom services, and this would result in revenue growth in years to come. Besides, in 2006 an independent qualified appraiser completed the fair asset valuation. As a result, amortization and depreciation expenses

in 2006 amounted to US$ 206.0 mln.(+34.1% on 2005). The company's primary task today is to attain the full-capacity usage of previously commissioned equipment and to strengthen the operating efficiencies.

Materials, repairs, maintenance and utilities totaled US$ 113.8 mln, up 27.3%. The growth of this item is due to higher rates for utility services, increased prices for materials, spare parts, as well as a number of works carried out according to new laws and regulations in telecom industry (new procedure of interaction with operators, choice of LD operators and tariff plans in local telephony, "Calling Party Pays" principle, etc.).

Other operational expenses increased mainly due to non-recurrent expenses for preparation on 3 tariff plan implementation in local services (delivery of bills and letters explaining the tariff reform and other activities) as well as growth of contributions to universal services fund.

Capital expenditure

In 2006 capex totaled US$ 339.4 mln. (-13.1% on 2005). In 2006 capex contributed 30.5% of overall expenses (41.3% in 2005). The share of internal funds from investment program finance reached 75.7%, the share of borrowed funds decreased to 24.3%.

Equities and IR Department
Tel.: (343) 379-1326
IR Department
Tel.: (343) 379-1217
(343) 379-1219
(343) 379-1859
Fax: (343) 379-1986
investor@gd.usi.ru

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

Our reference # 091-14/9331

Date June 28, 2007

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street NE
Washington, D.C. 20549 U.S.A.

Uralsvyazinform, Russia
ADR: UVYZY, UVYPY
CUSIP 916887102

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. May 15, 2007 – June 22, 2007

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. May 15, 2007 – June 22, 2007.

Please, could you confirm the receipt of the present letter and the attachments by sealing its copy (attached herewith) and sending it to us by fax +7 (343) 379-19-86. Thank you.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

Enclosures:

1. Information on corporate actions dd. May 15, 2007 (Disclosure of Quarterly Report 1Q2007).
2. Information on corporate actions dd. May 24, 2007 (Third coupon payment on bond issue of 06 series).
3. Information on corporate actions dd. May 31, 2007 (Fixed income and redemption of bond issue of 4-Ч series).
4. Information on corporate actions dd. June 7, 2007 (Change of share in Closed Joint-Stock Company "Telefonnaya Companiya 'Ural").
5. Information on corporate actions dd. June 9, 2007 (Termination of office of the Management Board member).
6. Information on corporate actions dd. June 15, 2007 (AGM results, Protocol dd. June 22, 2007).
7. Information on corporate actions dd. June 22, 2007 (AGM approved dividend).

uralsvyazinform

11 Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 15, 2007

On May 15, 2007 Uralsvyazinform published the Quarterly Report as of IQ2007.

Procedure of Quarterly Report disclosure by the Issuer to the interested parties: **in accordance with item 2.13 part 2 of the 'Provisions on Information Policy of OJSC Uralsvyazinform' (approved by Uralsvyazinform Board of Directors, Protocol of the session # 2 , dd. 12.07.2005) the copies of the Quarterly Report shall be rendered to the interested parties within 7 days since the occurrence of their request, for a fee not exceeding the cost of copying.**

Address of the web-page used by the Issuer for information disclosure:
http://www.usi.ru/shareholders/accounts/information/

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 24, 2007

Uralsvyazinform effected the third coupon payment on monetary bond issue of 06 series.

On May 24, 2007 Uralsvyazinform effected the third coupon payment on monetary bond issue of 06 series.

The category of bonds: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

The state registration number of the Bond issue and the date of its state registration: 4-09-00175-A dd. November 3, 2005.

The state body that accomplished the Bond issue registration: **Federal Commission for the Securities Market.**

The procedure of coupon rate determination was defined by the Bonds Resolution and Prospectus approved by the Company's Board of Directors (Protocol # 7, dd. September 29, 2005).

The first coupon rate has been approved by the Company's General Director in the amount of 8.20 per cent per annum (Order # 1296 dd. November 24, 2005).

According to the Bonds Resolution the bonds' overall nominal value amounts to RUR 2 bn, coupon interest rate – 8.20 % per annum, payable every half-year.

The out-paid interest per bond with par value of RUR 1,000 made up RUR 40.89.
The total value of payments amounted to RUR 81.780 thousand.

Overall amount of coupon payments on the bond issue of 06 series up to date:
first coupon payment: **RUR 81.780 thousand**
second coupon payment: **RUR 81.780 thousand**
third coupon payment: **RUR 81.780 thousand**

Overall amount of interest paid out on the bond issue of 06 series:
RUR 245,340 thousand.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

May 31, 2007

On May 31, 2007 Uralsvyazinform effected the payoff of fixed income on bonds issue of 4-Ч series and redeemed the bonds of 4-Ч series at the nominal value. The obligations of the Issuer with regard to redemption and fixed income payment were not fully carried out.

The category, type, and series of bonds: non-documentary registered bonds of 4-Ч series.

State registration number of the Bond issue and the date of its state registration: 4-81-00175-A dd. June 10, 2002.

The state body that performed the Bond issue registration: Federal Commission for the Securities Market.

Amount of fixed income on bonds of 4-Ч series was determined by the Bonds Resolution approved by Uralsvyazinform Board of Directors (Protocol # 18, dd. January 29, 2002).

The fixed income per bond: RUR 10.00.
The total fixed income: RUR 5,000.00.

The par value of each bond made up RUR 2,000.
The overall par value of the bond issue totaled RUR 1,000 ,000.

The mode of fixed income repay on bonds of 4-Ч series:
- in cash form from the Issuer's Pay Office;
- non-cash settlement (bank transfer).

The bonds were redeemed in the Russian Federation currency.
Overall amount of fixed income paid by the Issuer: RUR **2,800.00.**

The obligations were not fully carried out by the Issuer.

Amount of obligations that were not fully carried out by the Issuer:

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

On fixed income: RUR 2,200.
On overall par value of the bond issue: RUR 440,000.

The reason for incomplete fulfillment of obligations by the Issuer:

- some owners of the bonds, who have chosen to obtain the par value and fixed income in cash from the Issuer's Pay Office, failed to appear in the Pay Office for the sum due.
- incorrect, incomplete, or outdated postal addresses of the owners within the Register.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

June 7, 2007

Change of Uralsvyazinform share in the Charter Capital and common stock of Closed Joint-Stock Company "Telefonnaya Companiya 'Ural".

Full name of the commercial organization, the share of Uralsvyazinform in the Charter Capital and common stock thereof altered: **Closed Joint-Stock Company "Telefonnaya Companiya 'Ural".**

Location of the commercial organization: **Tekhnicheskaya st. 18-б, Yekaterinburg, Russia.**

Uralsvyazinform share in the Charter Capital and common stock of the commercial organization prior to the change: **100 per cent of the Charter Capital; 100 per cent of the common stock.**

Uralsvyazinform share in the Charter Capital and common stock of the commercial organization after the change: **0 per cent of the Charter Capital; 0 per cent of the common stock.**

The date of change of Uralsvyazinform share in the Charter Capital and common stock of the commercial organization: **June 7, 2007.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

June 9, 2007

Uralsvyazinform Board of Directors adopted the resolution:

1. To terminate office of the member of Uralsvyazinform Management Board Andrey Y. Belobokov ahead of time, as of June 9, 2007.

2. From June 9, 2007 on, appoint Oleg V. Efremov a member of Uralsvyazinform Management Board.

Additional information:

1. Andrey Y. Belobokov
Share in the Company's Charter Capital: **0.0005 per cent**.
Share in the Company's common stock: **no**.
Share in the Charter Capital of the Company's associated and dependent organizations: **no**.
Share in the common stock of the Company's associated and/or dependent organizations: **no.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

2. Oleg V. Efremov

Share in the Company's Charter Capital: **no.**
Share in the Company's common stock: **no.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no**.
Share in the common stock of the Company's associated and/or dependent organizations: **no.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

June 15, 2007

On June 15, 2007 the Annual General Shareholders Meeting of OJSC Uralsvyazinform took place. The AGM Protocol was compiled on June 22, 2007.

The form of the meeting: **simultaneous attendance of the shareholders, blank ballots having been delivered prior to the date of the AGM.**

Date and place of the AGM: **June 15, 2007; 161, Kirov str., Chelyabinsk, Russia.**

AGM Quorum: 78.48 per cent of overall amount of persons included in the list of persons entitled to participate in the AGM. **Quorum was reached.**

Items put to the voting in accordance with the Agenda and results of the voting:

Item 1. ***Approval of the Annual Report, the Annual Financial Statements, including the Profit and Loss statement (profit and loss account) of the Company, as well as the Company's profit (including dividend payment) and loss distribution as of the reporting (2006) fiscal year.***

Results of the voting on sub-item 1 of item 1.

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	24 682 799 352	97,09%
AGAINST	10 106 262	0,04%
ABSTAIN	271 767 266	1,07%

Results of the voting on sub-item 2 of item 1.

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	24 637 449 580	96,91%
AGAINST	10 330 451	0,04%
ABSTAIN	269 265 949	1,06%

Item 2. ***Election of members of the Company's Board of Directors.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the

		matter of the present item
FOR	275 560 360 999	98,54%
AGAINST	111 134 903	0,04%
ABSTAIN	164 789 416	0,06%

№	Name of the Candidate	Number of votes FOR
1	Anatoly Y. Ufimkin	29 066 677 709
2	Vladimir V. Dudchenko	24 463 508 728
3	Evgeny A. Chechelnitsky	23 725 464 660
4	Dmitry Y. Tushunov	23 353 665 170
5	Yekaterina S. Erofteyeva	22 864 547 659
6	Olga G. Korolyova	22 863 622 831
7	Mikhail V. Batmanov	22 863 222 930
8	Alla B. Grigorieva	22 863 134 109
9	Yuri A. Bilibin	22 862 014 343
10	Juliana Y. Sokolenko	22 859 546 033
11	Vladimir A. Statyin	19 442 369 891
12	Andrey A. Kokin	14 431 391 027
13	Evgeny P. Yenin	2 649 716 268
14	Vladimir I. Rybakin	932 662 340
15	Victor F. Basargin	30 166 452
16	Sergey V. Chernogorodsky	25 280 651
17	Lubov S. Timoshenko	22 539 358
18	Anatoly A. Gavrilenko	22 505 341
19	Sergey I. Kuznetsov	22 425 043
20	Alexander A. Sysoyev	22 007 427
21	Vladislav V. Brylkov	21 830 392
22	Anton L. Yevgeniev	20 587 868
23	Sergrey S. Konkov	20 234 289

Item 3. ***Introduction of amendments and additions to the Charter of OJSC 'Uralsvyazinform'.***

Sub-Item 1 of item 3:

3.1. To introduce amendments and additions to the Charter of OJSC 'Uralsvyazinform'.

1.1. Item 6.12 of the Company's Charter shall be restated as follows:

"Resolution on the cutback of the Company's Charter Capital via the repurchase of the part of shares aimed at reduction of their total amount, or via the redemption of repurchased or took up shares that were not sold by the Company within one year since their repurchase or take up, shall be adopted by the General Shareholders Meeting by a majority of votes of shareholders owning the Company's voting shares and participating in the Meeting, unless otherwise is provided in the Law.

Resolution on the cutback of the Company's Charter capital by means of the decrease of the nominal value of the Company's shares, including the cases when according to the Auditor's research the Company's net asset value appears to be less than the Charter capital, shall be adopted by the General Shareholders Meeting by three quarters of votes of the shareholders owning the Company's voting shares and participating in the Meeting, exclusively upon the recommendation of the Company's Board of Directors."

1.2. Item 7.5 of the Company's Charter shall be restated as follows:

"Shareholders owning at least 1 per cent of votes at the General Shareholders Meeting shall have the right to request from the Company the list of persons entitled to participate in the Meeting. In this case the information containing documents data and postal addresses of individual persons included in this list shall be disclosed only by their consent."

1.3. Item 10.1 of the Company's Charter shall be restated as follows:

"The Company shall have the right to adopt resolutions (to declare) on the dividend payment on the placed shares based on the results of the first quarter, half-year, nine months of the fiscal year and (or) as of the fiscal year. Resolution on the dividend payment based on the results of the first quarter, half-year,

and nine months of the fiscal year shall be adopted within three months following the end of the respective period.

Dividends shall be paid out of the Company's after-tax profit (net profit). Net profit of the Company shall be determined according to the Company's Financial Statements. Dividends on certain types of preferred shares may be paid out of specially assigned Company funds as well.

In case of the Company reorganization by merger with other companies the Company's net profit shall be qualified by summation of its net profit with net profits (losses) of the merging companies calculated in accordance with accounting standards within the Profit and Loss Statements of the merging companies as of the last reporting date (the date of reorganization).

The Resolution to pay dividends, their amount and form of payment on shares of all categories (types) shall be adopted by the General Shareholders Meeting. Amount of dividend shall not exceed the one recommended by the Company's Board of Directors.

The list of persons entitled to collect dividends shall be compiled as of the date of making up the list of persons entitled to participate in the General Shareholders Meeting, where the resolution on respective dividend payment shall be adopted. To compile the list of persons entitled to receive dividends, a nominee shareholder shall disclose the information on persons in whose benefit he holds the shares."

1.4. Item 10.2 of the Company's Charter shall be restated as follows:

"Dividends on preferred shares shall be paid within 60 days from the date of adoption of the resolution on dividend payment, in case the earlier term was not set by the Resolution of the General Shareholders Meeting.

The amount of annual dividend on preferred shares is determined in the Article 8.2 hereof."

1.5. Item 10.3 of the Company's Charter shall be restated as follows:

"Annual dividends on common shares shall be paid on or prior to 31 December of the fiscal year when the resolution on annual dividends payment was adopted, if earlier term was not set by the Resolution of the Annual General Shareholders Meeting.

Dividends on common shares based on the results of the first quarter, half-year, or nine months of the fiscal year shall be paid within 60 days from the date of adoption of the resolution on dividend payment, in case the earlier term was not set by the Resolution of the General Shareholders Meeting."

1.6. Sub-item 10, item 12.2 of the Company's Charter shall be restated as follows:

"10) decrease of the Company's Charter Capital via the repurchase of the part of shares, aimed at reduction of their total amount, or via the redemption of repurchased or took up shares that were not sold by the Company within one year since their repurchase or take up, provided that such resolution is adopted by the General Shareholders Meeting by a majority of votes of shareholders owning the Company's voting shares and participating in the Meeting, unless otherwise is provided by the Law."

1.7. Item 12.2 of the Company's Charter shall be added with the sub-item 10.1 as follows:

"10.1) decrease of the Company's Charter capital via the decrease of the nominal value of the Company's shares, including the cases when according to the Auditor's research the Company's net asset value appears to be less than the Charter capital, provided that such resolution is adopted by the General Shareholders Meeting by three quarters of votes of the shareholders owning the Company's voting shares and participating in the Meeting."

1.8. Sub-item 13, item 12.2 of the Company's Charter shall be restated as follows:

"13) approval of Annual reports, Company's Annual Financial Statements, including Profit and Loss Statement (profit and loss accounts), along with the Company's profit (including dividend payment (declaration), except for the profit allocated in the form of dividends as of the first quarter, half-year, or nine months of the fiscal year) and loss distribution based on the results of the fiscal year, provided that such resolution is approved by a majority of votes that belong to the shareholders owning the Company's voting shares and participating in the Meeting."

1.9. Item 12.2 of the Company's Charter shall be added with sub-item 13.1 as follows:

"13.1) dividend payout (declaration) based on the results of the first quarter, half-year, nine months of the fiscal year provided that such resolutions are approved by a majority of votes that belong to the shareholders owning the Company's voting shares and participating in the Meeting."

1.10. Sub-item 18, item 12.2 of the Company's Charter shall be restated as follows:

"18) participation in financial and industrial groups, associations and other commercial unions, provided that such resolution is adopted by a majority of votes that belong to the shareholders owning the Company's voting shares and participating in the Meeting."

1.11. First sentence of item 12.3 of the Company's Charter shall be restated as follows:

"12.3. The General Shareholders Meeting is entitled to adopt resolutions concerning the issues specified in Items 2, 7, 8, 9, 10.1, 15-19, 22 item 12.2 hereof exclusively upon the recommendation of the Company's Board of Directors."

1.12. Item 12.11. of the Company's Charter shall be restated as follows:

"12.11. The list of persons entitled to participate in the General Shareholders Meeting shall be compiled on the basis of the Company's Register.

The record date on which the list of persons entitled to participate in the General Shareholders Meeting shall be compiled, shall not be prior to the date when the Resolution to hold the General Shareholders Meeting was adopted, not earlier than 50 days and at least 45 days prior to the Meeting.

The record date on which the list of persons entitled to participate in the Extraordinary General Shareholders Meeting shall be compiled, shall not be prior to the date when the Resolution to hold the Extraordinary General Shareholders Meeting was adopted, not earlier than 50 days and at least 35 days prior to the Meeting.

The record date on which the list of persons entitled to participate in the Extraordinary General Shareholders Meeting is being compiled, provided that Agenda of this Meeting contains the issue on the Company's Board of Directors election, shall not be prior to the date when the Resolution to hold the Extraordinary General Shareholders Meeting was adopted, not earlier than 65 days and not later than the date on which the announcement on Extraordinary General Shareholders Meeting was published."

1.13. Item 12.12 of the Company's Charter shall be restated as follows:

"12.12. Announcement on the General Shareholders Meeting shall be published on or prior to 30 days to the date of the Meeting, unless larger term is provided by the Law, except for the case of the Extraordinary General Shareholders Meeting that should be held within 40 days since presentation of the request on convocation of this Meeting (or since adoption of the resolution on its convocation), and the announcement on the meeting shall be made on or prior to 20 days to the date of the Meeting.

Within the stated timeframe the announcement on the General Shareholders Meeting shall be directed to each person of the list of those entitled to participate in the General Shareholders Meeting via registered mail or delivered to all of the persons enlisted against their signature. Additionally the announcement on the General Shareholders Meeting shall be published in the newspaper "Rossiysksya Gazeta" and major regional newspapers."

1.14. Sub-item 11, item 13.4 of the Company's Charter shall be restated as follows:

"11) approval of Securities Issue Resolutions, Prospectuses, Reports on the Company's shares repurchase for their redemption, Reports on shares redemption, Reports on the shareholders' requests on repurchase of shares owned by them, as well as adoption of resolutions on the start date of securities placement based on the Board of Directors Resolution;"

1.15. Sub-item 14 item 13.4 of the Company's Charter shall be restated as follows:

"14) recommendations with regard to the profit distribution, including the rate and form of dividend payments, and to the loss distribution based on the results of the fiscal year;"

1.16. Sub-item 25 item 13.4 of the Company's Charter shall be restated as follows:

"25) appointment of the sole executive body (General Director), fixing his/her term of office as well as pre-term termination of his/her powers and employment contract concluded with him/her."

1.17. Sub-item 32 item 13.4 of the Company's Charter shall be restated as follows:

"32) approval of contracts (supplementary agreements) to be concluded with General Director, members of Management Board, directors of branches and representative offices, Company's Corporate Secretary, Director of Internal Audit Department, except for the agreements on termination of employment contracts with the heads of branches and representative offices by mutual agreement of the parties (item 1, article 77 of the RF Labour Code), as well as consideration of issues, resolutions on which are to be adopted by the Board of Directors pursuant to the Contracts mentioned;"

1.18. Sub-item 33 item 13.4. of the Company's Charter shall be restated as follows:

"33) adoption of resolutions on Company's participation in other commercial organizations (including establishing, engagement as a participant, changing the stake or its nominal value, changing the number of shares held by the Company or their nominal value, and termination of participation, except for the cases of liquidation of organization in the order required by the applicable law);"

1.19. Sub-item 34 item 13.4 of the Company's Charter shall be restated as follows:

"34) adoption of resolutions on Company's participation in non-commercial organizations except for the cases set forth in sub-item 18 item 12.2 hereof, by establishing the organization, engagement as a participant, additional contributions related to the Company's participation in non-commercial organizations, termination of participation, except for the cases of liquidation of organization in the order required by the applicable law;"

1.20. Sub-item 42 item 13.4 of the Company's Charter shall be restated as follows:

"42) introduction of alterations to the Charter pertaining to formation or liquidation of branches and representative offices, including alterations pertaining to the change of addresses of branches and representative offices;"

1.21. Sub-item 5 item 14.4 of the Company's Charter shall be restated as follows:

"5) preparation of materials and draft resolutions with regard to the issues submitted to consideration by the Board of Directors, except for the issues set forth in sub-items 24, 25, 26, 27, 28, 29,

30, 31, 32, 43 item 13.4 hereof, as well as the issues submitted in accordance with the Russian Federation Laws and the Company's Charter given that terms of their consideration are distinctly specified which makes it impossible to put these issues to initial consideration by the Company's Management Board;"

1.22. Sub-item 15 item 14.4 of the Company's Charter shall be restated as follows:

"15) preliminary consideration of budgets of branches and results of their execution."

1.23. Paragraph 2 item 15.4 of the Company's Charter shall be restated as follows:

"Rights, liabilities, amount of remuneration and scope of responsibility of the General Director shall be set forth in the contract concluded with him/her. The contract with the General Director shall be concluded for the term specified by the Company's Board of Directors. The contract on behalf of the Company shall be signed by the Chairman of the Company's Board of Directors or by a person authorized by the Company's Board of Directors."

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	25 072 564 869	98,63%
AGAINST	10 222 685	0,04%
ABSTAIN	289 800 340	1,14%

Resolution is adopted.

Sub-tem 2 of item 3:

2. Item 7.5 of the Company's Charter shall be restated as follows:

"Shareholders owning at least 1 per cent of votes at the General Shareholders Meeting shall have the right to request from the Company the list of persons entitled to participate in the Meeting. In this case the information containing documents data and postal addresses of the personal shareholders included in this list shall be disclosed only by their consent."

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	6 342 822 798	24,95%
AGAINST	16 628 490 811	65,41%
ABSTAIN	2 400 247 959	9,44%

Resolution is not adopted.

Sub-tem 3 of item 3:

3. Item 10.2 of the Company's Charter shall be restated as follows:

"Dividends on preferred shares shall be paid within 60 days from the date of adoption of the resolution on dividend payment, in case the earlier term was not set by the Resolution of the General Shareholders Meeting.

The amount of dividend on preferred shares is determined in the Article 8.2 hereof."

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	6 354 583 679	25,00%
AGAINST	16 617 802 448	65,37%

ABSTAIN	2 399 085 997	9,44%

Resolution is not adopted.

Sub-tem 4 of item 3:

Item 10.3 of the Company's Charter shall be restated as follows:

"Dividends on common shares shall be paid by the Company within the term fixed by the Resolution on dividend payment adopted by the General Shareholders Meeting. The said term shall not be more than 60 (sixty) days after adoption of the Resolution on dividend payment."

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	6 355 206 382	25,00%
AGAINST	16 617 511 822	65,37%
ABSTAIN	2 398 034 296	9,43%

Resolution is not adopted.

Sub-tem 5 of item 3:

Sub-item 19 item 13.4 of the Company's Charter shall be restated as follows:

"19) initial approval of major separate deal or several interrelated deals connected with explicit or implicit acquisition, alienation or possible alienation of assets, the value of which ranges from 1 to 25 per cent of the book value of Company assets according to the financial statements as of the last reporting date."

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	20 905 177 172	82,23%
AGAINST	2 065 576 711	8,13%
ABSTAIN	2 400 945 596	9,44%

Resolution is adopted.

Sub-tem 6 of item 3:

Sub-item 35 item 13.4 of the Company's Charter shall be restated as follows:

"35) submitting proposals (including those regarding candidates to the control and regulatory bodies) and adoption of resolutions on the issues falling within the competence of General Meetings of Participants of the commercial organizations, the Company being the only participant entitled with the right to vote at the General Meeting of Participants.

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	6 163 436 807	24,24%
AGAINST	16 848 851 328	66,28%
ABSTAIN	2 349 355 056	9,24%

Resolution is not adopted.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Sub-tem 7 of item 3:
Sub-item 36 item 13.4 of the Company's Charter shall be eliminated.

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	20 879 310 533	82,13%
AGAINST	2 074 656 231	8,16%
ABSTAIN	2 405 239 265	9,46%

Resolution is adopted.

Sub-tem 8 of item 3:
Sub-item 36 item 13.4 of the Company's Charter shall be restated as follows:
"36) outlining the procedure of Company's interaction with organizations the Company has shares and stakes in, adoption of resolutions in accordance with the procedure;"

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	6 342 059 650	24,95%
AGAINST	16 627 517 937	65,41%
ABSTAIN	2 401 375 991	9,45%

Resolution is not adopted.

Sub-tem 9 of item 3:
Item 13.4 shall be added with a new sub-item 37; existing sub-items 37 to 45 shall be regarded respectively as sub-items 38-46:
"37) elaboration of Company's (Company representatives') position, including the decision whether the Company should or should not vote on the issues of Agenda, give votes "for", "against" or "abstain", with regard to the following issues of Agenda of General Shareholders (Participants) Meetings of its affiliated and dependent companies (further referred to as ADC) (except for the cases when the functions of General Shareholders Meetings of ADCs are performed by the Company's Board of Directors), and sessions of ADC Board of Directors (except for the issue concerning approval of Agenda of ADC General Shareholders Meetings, in case the functions of General Shareholders Meetings of ADCs are performed by the Company's Board of Directors), also aimed at Company's control over the resolutions adopted by the affiliated and dependent companies of ADCs:
a) determination of Agenda of the General Shareholders (Participants) Meeting of ADC;
b) reorganization, liquidation of ADC;
c) determination of quantitative composition of ADC Board of Directors, nomination and election of its members and pre-term termination of their office;
d) determination of the quantity, nominal value, category (type) of ADC shares authorized for issuance in addition to those outstanding, and rights granted by these shares;
e) increase of ADC share capital by increase of nominal value or by placement of
additional share issue;
f) placement of ADC securities convertible into common shares;
g) split and consolidation of ADC shares;
h) approval of major deals effected by ADC;
i) participation of ADC in other organizations (entering the operating organization or formation of a new organization);"

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	6 338 308 645	24,93%
AGAINST	16 626 284 746	65,40%
ABSTAIN	2 368 098 897	9,32%

Resolution is not adopted.

Item 4. ***Introduction of amendments and additions to the Procedure of the General Shareholders Meeting of OJSC 'Uralsvyazinform'.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	24 817 692 329	97,62%
AGAINST	10 551 600	0,04%
ABSTAIN	275 423 136	1,08%

Item 5. ***Introduction of amendments and additions to the Regulation on the Board of Directors of OJSC 'Uralsvyazinform'.***

Sub-Item 1 of item 5:

1.1. Item 3.1.1 of the Regulations shall be restated as follows:

"3.1.1. request from the Company's officials in a written form any kind of information (documents) including public and insider information as regulated by the corporate internal documents."

1.2. Item 3.1.2 of the Regulations shall be restated as follows:

"3.1.2. receive compensation of the expenses incurred in connection with the performance of the duties of a member of the Company's Board of Directors in cases and amounts set forth hereby."

1.3. Item 3.1 of the Regulations shall be added with paragraph 3.1.3:

"3.1.3. Be remunerated for the performance of the duties of a member of the Company's Board of Directors in cases and amounts set forth hereby, provided that no legal restrictions are applied in connection with his/her service as a member of the managing organ in a commercial organization, or perform their service on gratuitous basis otherwise;"

1.4. Item 3.2.9 of the Regulations shall be restated as follows:

"3.2.9. Report to the Company:

1) information about stakes held in organizations (legal entities) individually or jointly with his/her affiliated organizations, provided such stakes constitute 20 percent or more of the voting stock of such organizations. Details of the holding shall include full corporate name of the organization(s), Taxpayer Identification Number (TIN) and legal address.

2) information about the position(s) held in managing organs of other organizations (legal entities)

3) information about the known or expected related party transactions wherein he/she may act as a related party

4) information about the securities in his/her possession including number and type, and their sale or purchase

5) stakes held in subsidiary and affiliated organizations of the Company including number and type, and their sale or purchase

6) information about any filiations with members of the Board of Directors or executive bodies of the Company

7) information about primary work place and position (including full corporate title, Taxpayer Identification Number (TIN) and legal address)

8) passport details (series, number, issuer's data), citizenship, TIN

9) postal address, place of residence, telephone number

10) precedents of legal actions taken against him/her in connection with administrative offence in finance, taxation, equity market or facts of criminal liability for economic or state crime;

11) information about senior positions held in commercial organizations within the periods of bankruptcy proceedings against such organizations.

The above-detailed information shall be submitted in a written form for the attention of Corporate Secretary within 10 (ten) days of any changes in the previously provided information or the applicable facts."

1.5. Item 3.2 of the Regulations shall be added with paragraph 3.2.10:

"3.2.10. inform the Company in a written form about the legal restrictions, pursuant to the Russian Federation legislation, imposed (removed) on his/her paid service as a member of the managing organ in a commercial organization;"

1.6. Item 3.2 of the Regulations shall be added with paragraph 3.2.11:

"3.2.11. Decisions to perform duties of the Board of Directors' member on gratuitous basis shall be submitted to the Company in a written form."

1.7. Item 3.4 of the Regulations shall be restated as follows:

"3.4. Upon the Board of Directors' written request the Company shall provide access to the documents and information in accordance with article 3.1.1 hereof. In this case, the required information and documents shall be presented to the member of the Board of Directors for examination within 5 workdays from the date when the corresponding request was submitted, unless otherwise is determined by the internal documents regulating disclosure policies. On the member's of the Board of Directors request the Company shall provide him with copies of the necessary documents."

1.8. Item 6.3 of the Regulations shall be restated as follows:

"6.3. The session of the Board of Directors may be convened by the Chairman of the Board of Directors on his own initiative, or on the request of a member of the Board of Directors, Audit Commission, the Company's Auditor, sole or collegial executive body of the Company or shareholders (shareholder) owning at least 5 per cent of the Company's voting shares. The agenda of such sessions shall be determined by the Chairman according to the approved schedule of the Board of Directors sessions and taking into consideration the requests as described in paragraph 1 of the present item."

1.9. Item 6.5 of the Regulations shall be restated as follows:

"6.5. The notification on the Board of Directors session accompanied by the necessary information shall be directed to every member of the Board of Directors not later than 14 days prior to the session.

This timeframe can be reduced in case of urgent issues and if no one among the Board of Directors objects.

If in compliance with the legislation in force the Board of Directors session should be held under time, the notification and necessary information sent-term shall be reduced.

The session notification shall be sent to the members of the Board of Directors in the written form or in any other convenient form (including mail, telegraph, telephone e-mail or any other type of communications).

The session notification shall contain the information, stated in articles 6.4.3 - 6.4.8 hereof and the address to which the member of the Board of Directors may send their written opinions.

The organs and persons entitled to require convocation of the Board of Directors session may request inclusion of extra issues in the agenda of the Board of Directors session if no one among the Board of Directors objects. The request on inclusion of an extra issue in the session agenda that has already been convoked should be presented in a written form and contain distinct wording of an issue, as well as the information set forth in the items 6.4.1, 6.4.2, 6.4.6 hereof.

The organs and persons initiating the session (with respective item being included in the sessions agenda) are entitled to cancel their proposed question in a written form at any time until the voting results on the agenda are summed up.

Under the circumstances, when the session can be hardly or not held at the place or time which were notified to the members, the session on the scheduled agenda can be held at another place and (or) at another time.

On the place or time of the Board of Directors session changing, the members of the Board of Directors shall be informed taking into consideration the reasonable time needed for the members of the Board of Directors to arrive to the session of the Board of Directors. The above-mentioned changing notification shall be sent to the members of the Board of Directors in any form, ensuring the notification receipt by the member of the Board of Directors at his/her location address or at the correspondence address.

All members of the Board of Directors shall be informed of the changes in the session's agenda, if applicable, in compliance with the established notification procedure.

The first (organizational) session of the Board of Directors (in case when the decision on the members of the Board of Directors election, and its results were announced at the General Shareholders Meeting, when the election was held) shall be held without any preliminary notification on the day of the General Shareholders Meeting, on which the Board of Directors is elected."

1.10. Item 6.8 of the Regulations shall be restated as follows:

"6.8. In case of the joint attendance session, the presiding person shall announce a written opinion of the absent member of the Board of Directors prior to the voting on the agenda item which the written opinion concerns.

If the written opinion (including in case of absentee vote) contains an essentially different resolution, than that initially proposed for voting, each member shall express his/her opinions with regard to such resolution before completing the minutes of the session."

1.11. Item 6.11 of the Regulations shall be restated as follows:

"Procedure and results of the Board of Directors' sessions shall be fixed within the minutes.

The minutes of the session of the Board of Directors shall be drawn up within 3 days after the joint attendance meeting (after the cut-off date for written opinions of the members of the Board of Directors on the agenda items in case of absentee vote).

The session minutes shall contain:

- place and time of the joint attendance meeting, or the place of the minutes drawing up and the cut-off date for written opinions of the members of the Board of Directors on the agenda items in case of the absentee vote;
- persons participating in the session (in case of joint attendance);
- persons who provided their written opinions;
- agenda of the session;
- items to be voted and the results of voting;
- resolutions adopted;
- individual opinions expressed by the Board of Directors' members (in case the request was presented by the Board of Directors member in accordance with item 3.1.4. hereof).

In case the session is held via teleconference, the place where presiding member is located shall be considered the session's place.

The minutes shall be signed by a presiding at the session person and by the Company's Corporate Secretary.

In case the written opinions of the Board of Directors members on the issues of the agenda are to be counted when determining quorum and results of the voting, the written opinions received from the Board of Directors members shall be arranged as the attachments to the minutes.

The Company shall ensure storage of the sessions' minutes at the place where the sole executive body is located in the order and within the term fixed by the federal executive body on the securities market. If such term is not specified, the Company shall ensure permanent storage of the minutes of the Board of Directors sessions.

The Company shall provide access of the shareholders, Board of Directors and Audit Commission members, and Company's Auditor to the minutes of the Board of Directors sessions.

The copies of the session's minutes shall be sent out to the Board's members within 3 days after signing in case their respective written requests were received."

1.12. Item 6 of the Regulation shall be added with the sub item 13 as follows:

"6.13. The Board of Directors shall assess the results of its activity on the annual basis. Assessment should be performed upon the criteria approved by the Board of Directors. Assessment results shall be disclosed in the Company's Annual report."

1.13. Item 7.1 of the Regulations shall be restated as follows:

"7.1. The company shall compensate for document supported expenses incurred by the members of the Board of Directors when performing their duties.

Each member of the Board of Directors who fulfils his/her functions for a fee is entitled to obtain remuneration and bonuses in compliance with item 7.7 hereof".

1.14. Item 7.2 of the Regulations shall be restated as follows:

"The remuneration of Board of Directors' members is comprised of quarterly and annual components".

1.15. Item 7.3 of the Regulations shall be restated as follows:

"7.3. Quarterly remuneration to every member of the Board of Directors shall be fixed at the rate of RUR 200,000.

Quarterly remuneration to the Chairman of the Board of Directors shall be multiplied by 1.5.

The quarterly remuneration to a member of the Board of Directors shall be reduced:

- by 30 per cent – in case he/she was present at less than a half of the joint attendance sessions of the Board of Directors;

-by 100 per cent – in case he/she was present at less than a half of all sessions of the Board of Directors

If the Board of Directors was re-elected in one of the quarters or in case of changes in service conditions of the Board of Directors' member (paid/gratuitous), the quarterly remuneration shall be paid on pro-rata basis allowing for the time worked under paid basis."

1.16. Item 7.4 of the Regulations shall be restated as follows:

"7.4. The annual remuneration for all the membership of the Board of Directors shall be defined in compliance with the percentage as follows:

- percentage of EBITDA in compliance with IFRS accounting statements as of the reporting year;
- percentage of net profit of the Company allocated for dividend payment as of the reporting year

An individual annual remuneration shall be calculated as an aggregate of amounts enlisted in paragraphs 1-3 hereof divided by the number of members of the Board of Directors.

In case the Board of Directors is re-elected or remuneration basis is changed for a given member of the Board within the period between the elections of the Board of Directors at consecutive Annual General Meetings, the remuneration shall be paid on pro-rata basis allowing for the time worked under paid basis.

The annual remuneration of a member of the Board of Directors as defined by paragraphs 4 and 5 hereof shall be reduced by 50 per cent in case of his attendance of less than a half of sessions of the Board in the period of his powers as member of the Board of Directors."

1.17. Item 7.5 of the Regulations shall be restated as follows:

"7.5. Rates (percent) of quarterly and annual remunerations shall be determined by the Annual General Shareholders Meeting's decision, and are applicable for the members of the Board of Directors until its re-election at the next consecutive Annual General Meeting."

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	24 787 557 392	97,51%
AGAINST	10 379 595	0,04%
ABSTAIN	293 011 753	1,15%

Resolution is adopted.

Sub-Item 2 of item 5:

Item 3.2.5 of the Regulations shall be restated as follows:

"3.2.5. initiate sessions of the Board of Directors in case of urgent issues, and introduce additional items to the agenda of a scheduled session;"

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	6 025 724 590	23,70%
AGAINST	16 626 374 736	65,40%
ABSTAIN	2 389 549 053	9,40%

Resolution is not adopted.

Sub-Item 3 of item 5:

Item 6.5 paragraphs 1 and 2 of the Regulations shall be restated as follows:

"6.5. Notification on the Board of Directors session shall be directed to each member of the Board of Directors not later than 14 working days prior to the session.

This timeframe can be reduced in case of urgent issues and if no one among the Board of Directors' members objects.

All materials required for the Board of Directors session shall be directed not later than 10 working days prior to the date of the session. Within 4 days after obtaining the notification on the Board of Directors session each member of the Board of Directors can direct to the Company's Corporate Secretary the proposal to consider an additional issue and the draft resolution accompanying it. Having obtained such a proposal, the Board of Directors Chairman is required to include it into the agenda of the scheduled Board of Directors session."

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	5 719 582 692	22,50%
AGAINST	16 626 485 559	65,40%
ABSTAIN	2 399 639 584	9,44%

Resolution is not adopted.

Sub-Item 4 of item 5:

Item 6.8 of the Regulations shall be restated as follows:

"6.8. The presiding person shall announce a written opinion of the absent member of the Board of Directors prior to the voting on the agenda item which the written opinion concerns.

If a written opinion (including in case of absentee vote) contains an essentially different resolution, than that initially proposed for voting, Corporate Secretary shall inform other members of the Board of Directors with the stated opinion prior to drawing up the minutes. The Secretary of the Board of Directors shall also propose to express the members' opinions by means of voting, in the written or any other convenient form (including mail, telegraph, teletype, telephone, e-mail or any other communications)".

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	6 066 619 302	23,86%
AGAINST	16 626 142 920	65,40%
ABSTAIN	2 401 888 802	9,45%

Resolution is not adopted.

Sub-Item 5 of item 5:

Item 6.11 paragraphs 1 to 5 of the Regulations shall be restated as follows:

"6.11. Procedure and results of the Board of Directors' sessions shall be fixed within the minutes.

The minutes of the Board of Directors' session shall be drawn up within 3 days after the joint attendance meeting (after the cut-off date for written opinions of the members of the Board of Directors on the agenda items in case of absentee vote).

The session minutes shall contain:

- place and time of the joint presence meeting, or the place of the minutes drawing up and the cut-off date for written opinions of the members of the Board of Directors on the agenda items in case of the absentee vote;
- persons participating in the session (in case of joint attendance);
- persons who provided their written opinions;
- agenda of the session;
- items to be voted and the results of voting;
- resolutions adopted;
- individual opinions expressed by the Board of Directors' members.

In case the session is held via teleconference, the place where presiding member is located shall be considered the session's place.

The minutes shall be signed by the presiding at the session person and by the Company's Corporate Secretary. The session's minutes shall be sent out to all Board's members within 3 days after signing."

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	6 054 083 093	23,81%
AGAINST	16 625 555 950	65,40%
ABSTAIN	2 401 028 395	9,44%

Resolution is not adopted.

Item 6. ***Introduction of amendments and additions to the Regulation on the Management Board of OJSC 'Uralsvyazinform'.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	24 792 154 520	97,52%
AGAINST	10 106 173	0,04%
ABSTAIN	304 685 233	1,20%

Item 7. ***Election of members of the Company's Audit Commission.***

Candidate	Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
1. Ruslan K. Aksyaitov	FOR	22 210 847 131	87,68%
	AGAINST	32 737 861	0,13%
	ABSTAIN	2 687 378 304	10,61%
	INVALID BALLOT	91 838 117	0,36%
2. Viktoria I. Arzamastseva	FOR	3 844 899 086	15,18%
	AGAINST	16 635 569 315	65,67%
	ABSTAIN	4 455 852 105	17,59%
	INVALID BALLOT	86 480 907	0,34%
3. Svetlana N. Bocharova	FOR	22 787 760 837	89,96%
	AGAINST	13 261 123	0,05%
	ABSTAIN	2 139 961 995	8,45%
	INVALID BALLOT	81 817 458	0,32%

4. Evgeniya S. Vinokurova	FOR	18 793 235 013	74,19%
	AGAINST	22 056 735	0,09%
	ABSTAIN	6 124 422 909	24,18%
	INVALID BALLOT	83 086 756	0,33%
5. Natalia S. Vorobyova	FOR	18 793 680 948	74,19%
	AGAINST	22 217 599	0,09%
	ABSTAIN	6 125 395 026	24,18%
	INVALID BALLOT	81 507 840	0,32%
6. Bogdan I. Golubitsky	FOR	22 644 724 626	89,39%
	AGAINST	20 762 160	0,08%
	ABSTAIN	2 265 240 216	8,94%
	INVALID BALLOT	92 074 411	0,36%
7. Tatyana Y. Zubova	FOR	18 806 633 841	74,24%
	AGAINST	24 985 303	0,10%
	ABSTAIN	6 110 211 593	24,12%
	INVALID BALLOT	80 970 676	0,32%
8. Yuri I. Mukhin	FOR	3 706 933 510	14,63%
	AGAINST	16 670 903 889	65,81%
	ABSTAIN	4 560 867 297	18,00%
	INVALID BALLOT	84 096 717	0,33%
9. Alexander A. Osokin	FOR	3 722 455 986	14,69%
	AGAINST	16 672 215 738	65,82%
	ABSTAIN	4 545 795 091	17,95%
	INVALID BALLOT	82 334 598	0,33%
10. Vladimir N. Sypchenko	FOR	22 068 521 770	87,12%
	AGAINST	77 753 614	0,31%
	ABSTAIN	2 522 269 040	9,96%
	INVALID BALLOT	354 256 989	1,40%

Item 8. ***Nomination of the Auditor for OJSC 'Uralsvyazinform' for 2007.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

FOR	24 834 942 938	97,69%
AGAINST	10 440 988	0,04%
ABSTAIN	262 107 895	1,03%

Item 9. ***Setting the amount of annual remuneration payable to the members of the Company's Board of Directors.***

Results of the voting	The number of votes	Per cent of the votes belonging to the persons who participated in the AGM on the matter of the present item
FOR	24 806 093 707	97,58%
AGAINST	14 047 658	0,06%
ABSTAIN	285 037 662	1,12%

Resolutions adopted by the Annual General Meeting:

Item 1.

1. To approve the Annual Report, the Annual Financial Statements, including the Profit and Loss statement (profit and loss account) of the Company as of the reporting (2006) fiscal year.

2. To distribute the profit of the Company as of the reporting (2006) fiscal year as follows:

- dividend payment RUR 737 956 988, among them:

preferred shares dividend RUR 0,026606 per share;

common shares dividend RUR 0,016393 per share.

- increase in the Company's equity capital RUR 1 346 733 475.

To pay dividends in monetary form: on preferred shares until 14 August, 2007; on common shares until 15 December, 2007.

Item 2. ***To elect the members of the Company's Board of Directors:***

1. Anatoly Y. Ufimkin

2. Vladimir V. Dudchenko

3. Evgeny A. Chechelnitsky

4. Dmitry Y. Tushunov

5. Yekaterina S. Erofteyeva

6. Olga G. Korolyova

7. Mikhail V. Batmanov

8. Alla B. Grigorieva

9. Yuri A. Bilibin

10. Juliana Y. Sokolenko

11. Vladimir A. Statyin

Item 3. To introduce amendments and additions to the Charter of OJSC 'Uralsvyazinform'.

Item 6.12 of the Company's Charter shall be restated as follows:

"Resolution on the cutback of the Company's Charter Capital via the repurchase of the part of shares aimed at reduction of their total amount, or via the redemption of repurchased or took up shares that were not sold by the Company within one year since their repurchase or take up, shall be adopted by the General Shareholders Meeting by a majority of votes of shareholders owning the Company's voting shares and participating in the Meeting, unless otherwise is provided in the Law.

Resolution on the cutback of the Company's Charter capital by means of the decrease of the nominal value of the Company's shares, including the cases when according to the Auditor's research the Company's net asset value appears to be less than the Charter capital, shall be adopted by the General Shareholders Meeting by three quarters of votes of the shareholders owning the Company's voting shares and participating in the Meeting, exclusively upon the recommendation of the Company's Board of Directors."

Item 7.5 of the Company's Charter shall be restated as follows:

"Shareholders owning at least 1 per cent of votes at the General Shareholders Meeting shall have the right to request from the Company the list of persons entitled to participate in the Meeting. In this case the information containing documents data and postal addresses of individual persons included in this list shall be disclosed only by their consent."

Item 10.1 of the Company's Charter shall be restated as follows:

"The Company shall have the right to adopt resolutions (to declare) on the dividend payment on the placed shares based on the results of the first quarter, half-year, nine months of the fiscal year and (or) as of the fiscal year. Resolution on the dividend payment based on the results of the first quarter, half-year, and nine months of the fiscal year shall be adopted within three months following the end of the respective period.

Dividends shall be paid out of the Company's after-tax profit (net profit). Net profit of the Company shall be determined according to the Company's Financial Statements. Dividends on certain types of preferred shares may be paid out of specially assigned Company funds as well.

In case of the Company reorganization by merger with other companies the Company's net profit shall be qualified by summation of its net profit with net profits (losses) of the merging companies calculated in accordance with accounting standards within the Profit and Loss Statements of the merging companies as of the last reporting date (the date of reorganization).

The Resolution to pay dividends, their amount and form of payment on shares of all categories (types) shall be adopted by the General Shareholders Meeting. Amount of dividend shall not exceed the one recommended by the Company's Board of Directors.

The list of persons entitled to collect dividends shall be compiled as of the date of making up the list of persons entitled to participate in the General Shareholders Meeting, where the resolution on respective dividend payment shall be adopted. To compile the list of persons entitled to receive dividends, a nominee shareholder shall disclose the information on persons in whose benefit he holds the shares."

Item 10.2 of the Company's Charter shall be restated as follows:

"Dividends on preferred shares shall be paid within 60 days from the date of adoption of the resolution on dividend payment, in case the earlier term was not set by the Resolution of the General Shareholders Meeting.

The amount of annual dividend on preferred shares is determined in the Article 8.2 hereof."

Item 10.3 of the Company's Charter shall be restated as follows:

"Annual dividends on common shares shall be paid on or prior to 31 December of the fiscal year when the resolution on annual dividends payment was adopted, if earlier term was not set by the Resolution of the Annual General Shareholders Meeting.

Dividends on common shares based on the results of the first quarter, half-year, or nine months of the fiscal year shall be paid within 60 days from the date of adoption of the resolution on dividend payment, in case the earlier term was not set by the Resolution of the General Shareholders Meeting."

Sub-item 10, item 12.2 of the Company's Charter shall be restated as follows:

"10) decrease of the Company's Charter Capital via the repurchase of the part of shares, aimed at reduction of their total amount, or via the redemption of repurchased or took up shares that were not sold by the Company within one year since their repurchase or take up, provided that such resolution is adopted by the General Shareholders Meeting by a majority of votes of shareholders owning the Company's voting shares and participating in the Meeting, unless otherwise is provided by the Law."

Item 12.2 of the Company's Charter shall be added with the sub-item 10.1 as follows:

"10.1) decrease of the Company's Charter capital via the decrease of the nominal value of the Company's shares, including the cases when according to the Auditor's research the Company's net asset value appears to be less than the Charter capital, provided that such resolution is adopted by the General Shareholders Meeting by three quarters of votes of the shareholders owning the Company's voting shares and participating in the Meeting."

Sub-item 13, item 12.2 of the Company's Charter shall be restated as follows:

"13) approval of Annual reports, Company's Annual Financial Statements, including Profit and Loss Statement (profit and loss accounts), along with the Company's profit (including dividend payment (declaration), except for the profit allocated in the form of dividends as of the first quarter, half-year, or nine months of the fiscal year) and loss distribution based on the results of the fiscal year, provided that such resolution is approved by a majority of votes that belong to the shareholders owning the Company's voting shares and participating in the Meeting."

Item 12.2 of the Company's Charter shall be added with sub-item 13.1 as follows:

"13.1) dividend payout (declaration) based on the results of the first quarter, half-year, nine months of the fiscal year provided that such resolutions are approved by a majority of votes that belong to the shareholders owning the Company's voting shares and participating in the Meeting."

Sub-item 18, item 12.2 of the Company's Charter shall be restated as follows:

"18) participation in financial and industrial groups, associations and other commercial unions, provided that such resolution is adopted by a majority of votes that belong to the shareholders owning the Company's voting shares and participating in the Meeting."

First sentence of item 12.3 of the Company's Charter shall be restated as follows:

"12.3. The General Shareholders Meeting is entitled to adopt resolutions concerning the issues specified in Items 2, 7, 8, 9, 10.1, 15-19, 22 item 12.2 hereof exclusively upon the recommendation of the Company's Board of Directors."

Item 12.11. of the Company's Charter shall be restated as follows:

"12.11. The list of persons entitled to participate in the General Shareholders Meeting shall be compiled on the basis of the Company's Register.

The record date on which the list of persons entitled to participate in the General Shareholders Meeting shall be compiled, shall not be prior to the date when the Resolution to

hold the General Shareholders Meeting was adopted, not earlier than 50 days and at least 45 days prior to the Meeting.

The record date on which the list of persons entitled to participate in the Extraordinary General Shareholders Meeting shall be compiled, shall not be prior to the date when the Resolution to hold the Extraordinary General Shareholders Meeting was adopted, not earlier than 50 days and at least 35 days prior to the Meeting.

The record date on which the list of persons entitled to participate in the Extraordinary General Shareholders Meeting is being compiled, provided that Agenda of this Meeting contains the issue on the Company's Board of Directors election, shall not be prior to the date when the Resolution to hold the Extraordinary General Shareholders Meeting was adopted, not earlier than 65 days and not later than the date on which the announcement on Extraordinary General Shareholders Meeting was published."

Item 12.12 of the Company's Charter shall be restated as follows:

"12.12. Announcement on the General Shareholders Meeting shall be published on or prior to 30 days to the date of the Meeting, unless larger term is provided by the Law, except for the case of the Extraordinary General Shareholders Meeting that should be held within 40 days since presentation of the request on convocation of this Meeting (or since adoption of the resolution on its convocation), and the announcement on the meeting shall be made on or prior to 20 days to the date of the Meeting.

Within the stated timeframe the announcement on the General Shareholders Meeting shall be directed to each person of the list of those entitled to participate in the General Shareholders Meeting via registered mail or delivered to all of the persons enlisted against their signature. Additionally the announcement on the General Shareholders Meeting shall be published in the newspaper "Rossiysksya Gazeta" and major regional newspapers."

Sub-item 11, item 13.4 of the Company's Charter shall be restated as follows:

"11) approval of Securities Issue Resolutions, Prospectuses, Reports on the Company's shares repurchase for their redemption, Reports on shares redemption, Reports on the shareholders' requests on repurchase of shares owned by them, as well as adoption of resolutions on the start date of securities placement based on the Board of Directors Resolution;"

Sub-item 14 item 13.4 of the Company's Charter shall be restated as follows:

"14) recommendations with regard to the profit distribution, including the rate and form of dividend payments, and to the loss distribution based on the results of the fiscal year;"

Sub-item 19 item 13.4 of the Company's Charter shall be restated as follows:

"19) initial approval of major separate deal or several interrelated deals connected with explicit or implicit acquisition, alienation or possible alienation of assets, the value of which ranges from 1 to 25 per cent of the book value of Company assets according to the financial statements as of the last reporting date."

Sub-item 25 item 13.4 of the Company's Charter shall be restated as follows:

"25) appointment of the sole executive body (General Director), fixing his/her term of office as well as pre-term termination of his/her powers and employment contract concluded with him/her."

Sub-item 32 item 13.4 of the Company's Charter shall be restated as follows:

"32) approval of contracts (supplementary agreements) to be concluded with General Director, members of Management Board, directors of branches and representative offices, Company's Corporate Secretary, Director of Internal Audit Department, except for the agreements on termination of employment contracts with the heads of branches and representative offices by mutual agreement of the parties (item 1, article 77 of the RF Labour Code), as well as

consideration of issues, resolutions on which are to be adopted by the Board of Directors pursuant to the Contracts mentioned;"

Sub-item 33 item 13.4. of the Company's Charter shall be restated as follows:

"33) adoption of resolutions on Company's participation in other commercial organizations (including establishing, engagement as a participant, changing the stake or its nominal value, changing the number of shares held by the Company or their nominal value, and termination of participation, except for the cases of liquidation of organization in the order required by the applicable law);"

Sub-item 34 item 13.4 of the Company's Charter shall be restated as follows:

"34) adoption of resolutions on Company's participation in non-commercial organizations except for the cases set forth in sub-item 18 item 12.2 hereof, by establishing the organization, engagement as a participant, additional contributions related to the Company's participation in non-commercial organizations, termination of participation, except for the cases of liquidation of organization in the order required by the applicable law;"

Sub-item 36 item 13.4 of the Company's Charter shall be eliminated.

Sub-item 42 item 13.4 of the Company's Charter shall be restated as follows:

"42) introduction of alterations to the Charter pertaining to formation or liquidation of branches and representative offices, including alterations pertaining to the change of addresses of branches and representative offices;"

Sub-item 5 item 14.4 of the Company's Charter shall be restated as follows:

"5) preparation of materials and draft resolutions with regard to the issues submitted to consideration by the Board of Directors, except for the issues set forth in sub-items 24, 25, 26, 27, 28, 29, 30, 31, 32, 43 item 13.4 hereof, as well as the issues submitted in accordance with the Russian Federation Laws and the Company's Charter given that terms of their consideration are distinctly specified which makes it impossible to put these issues to initial consideration by the Company's Management Board;"

Sub-item 15 item 14.4 of the Company's Charter shall be restated as follows:

"15) preliminary consideration of budgets of branches and results of their execution."

Paragraph 2 item 15.4 of the Company's Charter shall be restated as follows:

"Rights, liabilities, amount of remuneration and scope of responsibility of the General Director shall be set forth in the contract concluded with him/her. The contract with the General Director shall be concluded for the term specified by the Company's Board of Directors. The contract on behalf of the Company shall be signed by the Chairman of the Company's Board of Directors or by a person authorized by the Company's Board of Directors."

Item 4. To introduce amendments and additions to the Procedure of the General Shareholders Meeting of OJSC 'Uralsvyazinform'.

Item 5. To introduce amendments and additions to the Regulation on the Board of Directors of OJSC 'Uralsvyazinform':

Item 3.1.1 of the Regulations shall be restated as follows:

"3.1.1. request from the Company's officials in a written form any kind of information (documents) including public and insider information as regulated by the corporate internal documents."

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Item 3.1.2 of the Regulations shall be restated as follows:

"3.1.2. receive compensation of the expenses incurred in connection with the performance of the duties of a member of the Company's Board of Directors in cases and amounts set forth hereby."

Item 3.1 of the Regulations shall be added with paragraph 3.1.3:

"3.1.3. Be remunerated for the performance of the duties of a member of the Company's Board of Directors in cases and amounts set forth hereby, provided that no legal restrictions are applied in connection with his/her service as a member of the managing organ in a commercial organization, or perform their service on gratuitous basis otherwise;"

Item 3.2.9 of the Regulations shall be restated as follows:

"3.2.9. Report to the Company:

1) information about stakes held in organizations (legal entities) individually or jointly with his/her affiliated organizations, provided such stakes constitute 20 percent or more of the voting stock of such organizations. Details of the holding shall include full corporate name of the organization(s), Taxpayer Identification Number (TIN) and legal address.

2) information about the position(s) held in managing organs of other organizations (legal entities)

3) information about the known or expected related party transactions wherein he/she may act as a related party

4) information about the securities in his/her possession including number and type, and their sale or purchase

5) stakes held in subsidiary and affiliated organizations of the Company including number and type, and their sale or purchase

6) information about any filiations with members of the Board of Directors or executive bodies of the Company

7) information about primary work place and position (including full corporate title, Taxpayer Identification Number (TIN) and legal address)

8) passport details (series, number, issuer's data), citizenship, TIN

9) postal address, place of residence, telephone number

10) precedents of legal actions taken against him/her in connection with administrative offence in finance, taxation, equity market or facts of criminal liability for economic or state crime;

11) information about senior positions held in commercial organizations within the periods of bankruptcy proceedings against such organizations.

The above-detailed information shall be submitted in a written form for the attention of Corporate Secretary within 10 (ten) days of any changes in the previously provided information or the applicable facts."

Item 3.2 of the Regulations shall be added with paragraph 3.2.10:

"3.2.10. inform the Company in a written form about the legal restrictions, pursuant to the Russian Federation legislation, imposed (removed) on his/her paid service as a member of the managing organ in a commercial organization;"

Item 3.2 of the Regulations shall be added with paragraph 3.2.11:

"3.2.11. Decisions to perform duties of the Board of Directors' member on gratuitous basis shall be submitted to the Company in a written form."

Item 3.4 of the Regulations shall be restated as follows:

"3.4. Upon the Board of Directors' written request the Company shall provide access to the documents and information in accordance with article 3.1.1 hereof. In this case, the required information and documents shall be presented to the member of the Board of Directors for examination within 5 workdays from the date when the corresponding request was submitted, unless otherwise is determined by the internal documents regulating disclosure policies. On the member's of the Board of Directors request the Company shall provide him with copies of the necessary documents."

Item 6.3 of the Regulations shall be restated as follows:

"6.3. The session of the Board of Directors may be convened by the Chairman of the Board of Directors on his own initiative, or on the request of a member of the Board of Directors, Audit Commission, the Company's Auditor, sole or collegial executive body of the Company or shareholders (shareholder) owning at least 5 per cent of the Company's voting shares. The agenda of such sessions shall be determined by the Chairman according to the approved schedule of the Board of Directors sessions and taking into consideration the requests as described in paragraph 1 of the present item."

Item 6.5 of the Regulations shall be restated as follows:

"6.5. The notification on the Board of Directors session accompanied by the necessary information shall be directed to every member of the Board of Directors not later than 14 days prior to the session.

This timeframe can be reduced in case of urgent issues and if no one among the Board of Directors objects.

If in compliance with the legislation in force the Board of Directors session should be held under time, the notification and necessary information sent-term shall be reduced.

The session notification shall be sent to the members of the Board of Directors in the written form or in any other convenient form (including mail, telegraph, telephone e-mail or any other type of communications).

The session notification shall contain the information, stated in articles 6.4.3 - 6.4.8 hereof and the address to which the member of the Board of Directors may send their written opinions.

The organs and persons entitled to require convocation of the Board of Directors session may request inclusion of extra issues in the agenda of the Board of Directors session if no one among the Board of Directors objects. The request on inclusion of an extra issue in the session agenda that has already been convoked should be presented in a written form and contain distinct wording of an issue, as well as the information set forth in the items 6.4.1, 6.4.2, 6.4.6 hereof.

The organs and persons initiating the session (with respective item being included in the sessions agenda) are entitled to cancel their proposed question in a written form at any time until the voting results on the agenda are summed up.

Under the circumstances, when the session can be hardly or not held at the place or time which were notified to the members, the session on the scheduled agenda can be held at another place and (or) at another time.

On the place or time of the Board of Directors session changing, the members of the Board of Directors shall be informed taking into consideration the reasonable time needed for the members of the Board of Directors to arrive to the session of the Board of Directors. The above-mentioned changing notification shall be sent to the members of the Board of Directors in any form, ensuring the notification receipt by the member of the Board of Directors at his/her location address or at the correspondence address.

All members of the Board of Directors shall be informed of the changes in the session's agenda, if applicable, in compliance with the established notification procedure.

The first (organizational) session of the Board of Directors (in case when the decision on the members of the Board of Directors election, and its results were announced at the General Shareholders Meeting, when the election was held) shall be held without any preliminary notification on the day of the General Shareholders Meeting, on which the Board of Directors is elected."

Item 6.8 shall be restated as follows:

"6.8. In case of the joint attendance session, the presiding person shall announce a written opinion of the absent member of the Board of Directors prior to the voting on the agenda item which the written opinion concerns.

If the written opinion (including in case of absentee vote) contains an essentially different resolution, than that initially proposed for voting, each member shall express his/her opinions with regard to such resolution before completing the minutes of the session."

Item 6.11 shall be restated as follows:

"6.11. Procedure and results of the Board of Directors' sessions shall be fixed within the minutes.

The minutes of the session of the Board of Directors shall be drawn up within 3 days after the joint attendance meeting (after the cut-off date for written opinions of the members of the Board of Directors on the agenda items in case of absentee vote).

The session minutes shall contain:

- place and time of the joint attendance meeting, or the place of the minutes drawing up and the cut-off date for written opinions of the members of the Board of Directors on the agenda items in case of the absentee vote;
- persons participating in the session (in case of joint attendance);
- persons who provided their written opinions;
- agenda of the session;
- items to be voted and the results of voting;
- resolutions adopted;
- individual opinions expressed by the Board of Directors' members (in case the request was presented by the Board of Directors member in accordance with item 3.1.4. hereof).

In case the session is held via teleconference, the place where presiding member is located shall be considered the session's place.

The minutes shall be signed by a presiding at the session person and by the Company's Corporate Secretary.

In case the written opinions of the Board of Directors members on the issues of the agenda are to be counted when determining quorum and results of the voting, the written opinions received from the Board of Directors members shall be arranged as the attachments to the minutes.

The Company shall ensure storage of the sessions' minutes at the place where the sole executive body is located in the order and within the term fixed by the federal executive body on the securities market. If such term is not specified, the Company shall ensure permanent storage of the minutes of the Board of Directors sessions.

The Company shall provide access of the shareholders, Board of Directors and Audit Commission members, and Company's Auditor to the minutes of the Board of Directors sessions.

The copies of the session's minutes shall be sent out to the Board's members within 3 days after signing in case their respective written requests were received."

Item 6 of the Regulation shall be added with the sub item 13 as follows:

"6.13. The Board of Directors shall assess the results of its activity on the annual basis. Assessment should be performed upon the criteria approved by the Board of Directors. Assessment results shall be disclosed in the Company's Annual report."

Item 7.1 shall be restated as follows:

"7.1. The company shall compensate for document supported expenses incurred by the members of the Board of Directors when performing their duties.

Each member of the Board of Directors who fulfils his/her functions for a fee is entitled to obtain remuneration and bonuses in compliance with item 7.7 hereof".

Item 7.2 shall be restated as follows:

"The remuneration of Board of Directors' members is comprised of quarterly and annual components".

Item 7.3 shall be restated as follows:

"7.3. Quarterly remuneration to every member of the Board of Directors shall be fixed at the rate of RUR 200,000.

Quarterly remuneration to the Chairman of the Board of Directors shall be multiplied by 1.5.

The quarterly remuneration to a member of the Board of Directors shall be reduced:

- by 30 per cent – in case he/she was present at less than a half of the joint attendance sessions of the Board of Directors;

-by 100 per cent – in case he/she was present at less than a half of all sessions of the Board of Directors

If the Board of Directors was re-elected in one of the quarters or in case of changes in service conditions of the Board of Directors' member (paid/gratuitous), the quarterly remuneration shall be paid on pro-rata basis allowing for the time worked under paid basis."

Item 7.4 shall be restated as follows:

"7.4. The annual remuneration for all the membership of the Board of Directors shall be defined in compliance with the percentage as follows:

- percentage of EBITDA in compliance with IFRS accounting statements as of the reporting year;
- percentage of net profit of the Company allocated for dividend payment as of the reporting year

An individual annual remuneration shall be calculated as an aggregate of amounts enlisted in paragraphs 1-3 hereof divided by the number of members of the Board of Directors.

In case the Board of Directors is re-elected or remuneration basis is changed for a given member of the Board within the period between the elections of the Board of Directors at consecutive Annual General Meetings, the remuneration shall be paid on pro-rata basis allowing for the time worked under paid basis.

The annual remuneration of a member of the Board of Directors as defined by paragraphs 4 and 5 hereof shall be reduced by 50 per cent in case of his attendance of less than a half of sessions of the Board in the period of his powers as member of the Board of Directors."

Item 7.5 shall be restated as follows:

"7.5. Rates (percent) of quarterly and annual remunerations shall be determined by the Annual General Shareholders Meeting's decision, and are applicable for the members of the Board of Directors until its re-election at the next consecutive Annual General Meeting."

Item 6. **To introduce amendments and additions to the Regulation on the Management Board of OJSC 'Uralsvyazinform'.**

Item 7. **To elect the members of the Audit Commission as below:**

1. Ruslan K. Aksyaitov
2. Svetlana N. Bocharova
3. Evgeniya S. Vinokurova
4. Natalia S. Vorobyova
5. Bogdan I. Golubitsky
6. Tatyana Y. Zubova
7. Vladimir N. Sypchenko

Item 8. **To nominate 'Ernst and Young' LLC as the Auditor for OJSC 'Uralsvyazinform' for 2007.**

Item 9. **To approve the following standard (interest-based) amounts of annual remuneration payable to the members of the Company's Board of Directors, who are elected at the Annual General Shareholders Meeting on 15 June 2007:**

- 0.26 per cent of the Company's EBITDA in accordance with the financial statements as of 2007 prepared under IFRS (International Financial Reporting Standards);

- 0.78 per cent of the Company's net profit distributed in the form of dividend as of 2007.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

June 22, 2007

On June 22, 2006 Uralsvyazinform's AGM approved and declared the dividend rate for the Issuer's shares of both types.

The category and type of shares:
ordinary registered shares;
preference registered shares.

State registration number of the shares issues and the date of their state registration:
ordinary registered shares: 1-07-00175-A dd. September 9, 2003.
preference registered shares: 2-01-00175-A dd. September 9, 2003.

State registration of the shares issues was performed by the RF Federal Commission for the Securities Market (FCSM).

The Issuer's governing body that approved and declared the dividend rate for the Issuer's shares: **Annual General Shareholders Meeting of OJSC Uralsvyazinform.**

The date of adoption of the resolution on dividend payment (declaration): **June 15, 2007.**

The date of drawing up the Protocol of the Meeting: **June 22, 2007.**

Overall amount of dividend on Issuer's shares of a certain category:

- **ordinary shares dividend: RUR 529,473,933.65;**
- **preference shares dividend: RUR 208,483,053.86.**

Dividend per one share of a certain category:

- **per ordinary share: RUR 0.016393;**
- **per preference share: RUR 0.026606.**

The mode of payment: **cash or non-cash settlement in monetary form in the Russian Federation currency.**

The last date on which the dividend yield on the Issuer's shares must be paid out:

- **for ordinary shares: by December 15, 2007.**
- **for preference shares: by August 14, 2007.**

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

END